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03022612

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cerveceria Nacional SA

*CURRENT ADDRESS



PROCESSED
JUN 19 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4704 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dw

DATE : 6/9/03

File No. 82-4704

Cerveceria Nacional, S. A. and Subsidiaries

Report and Consolidated Financial Statements December 31, 2002 and 2001

AR/S
12-31-02

Cerveceria Nacional, S. A. and Subsidiaries

Index to Consolidated Financial Statements
December 31, 2002 and 2001

Additional Information:

PRICEWATERHOUSECOOPERS

Ave. Samuel Lewis y
Calle 55 - E
Apartado 6-4493
El Dorado, Panamá R.P.
Teléfono (507) 223-1313
Fax. (507) 264-5627

Report of Independent Auditors

To the Board of Directors and Shareholders of
Cerveceria Nacional, S. A.

We have audited the accompanying consolidated balance sheet of Cerveceria Nacional, S. A. and Subsidiaries (the Group) as of December 31, 2002, and the related consolidated statements of income, retained earnings, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Group's Management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2001 were audited by other auditors, whose report dated February 15, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards.

Our audit is conducted for the purpose of forming an opinion on these consolidated financial statements as of December 31, 2002, taken as a whole. The information of consolidation is presented for the purpose of performing an additional analysis of the consolidated individual statements and not to present the financial position nor the results of operations of the individual companies. Such information of the consolidation has been subjected to auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is presented fairly in all material respects in relation with the consolidated financial statements taken as a whole.

PricewaterhouseCoopers

February 11, 2003
Panama, Republic of Panama

Cerveceria Nacional, S. A. and Subsidiaries

Consolidated Balance Sheets
December 31, 2002 and 2001

	2002	2001
Assets		
Current assets		
Cash	US$ 5,491,488	US$ 6,157,359
Notes and accounts receivable, net (Note 3)	15,773,583	22,303,910
Accounts receivable – affiliates (Note 13)	10,001,606	-
Inventories, net (Note 4)	19,599,689	24,480,085
Prepaid income taxes	3,862,174	4,139,447
Prepaid expenses	719,798	1,539,616
Total current assets	55,448,338	58,620,417
Investments in and advances to affiliated companies, at equity (Note 5)	12,193,543	9,654,965
Investments (Note 6)	2,116,524	1,862,367
Severance fund	3,328,411	2,864,543
Properties, plant and equipment, net (Note 7)	94,397,390	113,219,386
Other assets	2,641,850	3,280,342
Total assets	US$170,126,056	US$189,502,020
Liabilities and Shareholders' Equity		
Current liabilities		
Interest bearing loans (Note 8)	US$ 33,884,348	US$ 33,185,782
Bonds payable (Notes 9 and 10)	1,000,000	-
Accounts payable	11,850,507	24,208,802
Labor benefits and accrued expenses	1,440,529	1,709,805
Income tax payable	9,083	-
Total current liabilities	48,184,467	59,104,389
Interest bearing loans, net of current portion (Note 8)	17,499,130	21,683,478
Bonds payable (Notes 9 and 10)	-	880,000
Accounts payable, net of current portion	-	85,949
Deferred income tax	4,295,150	4,029,703
Seniority premium and indemnization payable	942,156	1,031,654
Minority interest	948,143	3,906,118
Commitments and contingencies (Note 15)		
Shareholders' equity		
Common stock (no par value; Authorized shares: 40,000,000; Issued shares: 16,200,000)	51,672,163	50,536,143
Retained earnings	58,075,336	59,327,807
	109,747,499	109,863,950
Treasury shares: 840,738 in 2002 and 2001	(11,490,489)	(11,083,221)
Total shareholders' equity	98,257,010	98,780,729
Total liabilities and shareholders' equity	US$170,126,056	US$189,502,020

The accompanying notes are an integral part of these consolidated financial statements.

Cerveceria Nacional, S. A. and Subsidiaries

Consolidated Statements of Income
For the Years Ended December 31, 2002 and 2001

	2002	2001
Net sales	US$ 143,041,263	US$147,381,592
Cost of sales	72,181,533	76,386,427
Marginal contribution	70,859,730	70,995,165
Sales, general and administrative expenses (Note 17)	56,679,521	60,862,229
Operating results	14,180,209	10,132,936
Other income	1,314,482	4,373,690
Rent earned	205,740	230,411
Interests earned	174,179	553,520
Dividends earned	7,940	16,413
Gain on sales of properties	-	241,059
	1,702,341	5,415,093
Interest and financial charges (Note 11)	(1,433,349)	(4,388,575)
Equity in (losses) earnings of affiliated companies	(542,097)	37,088
Income before restructuring expenses	13,907,104	11,196,542
Restructuring expenses (Note 18)	5,383,652	-
	8,523,452	11,196,542
Income tax:		
Current	310,235	277,593
Deferred	497,554	343,828
Total income tax	807,789	621,421
Income before minority interest in (loss) earnings of consolidated subsidiaries	7,715,663	10,575,121
Minority interest participation in (loss) earnings of consolidated subsidiaries	(42,290)	691,644
Net income	US$ 7,673,373	US$ 11,266,765
Shares issued and outstanding	15,359,262	15,359,262
Net income per share (Note 14)	US$ 0.50	US$ 0.73

The accompanying notes are an integral part of these consolidated financial statements.

Cerveceria Nacional, S. A. and Subsidiaries

Consolidated Statements of Retained Earnings
For the Years Ended December 31, 2002 and 2001

	2002	2001
Retained Earnings		
Balance at beginning of year	US$ 50,173,297	US$ 48,891,979
Participation in accumulated deficit of unconsolidated subsidiaries	(472,476)	-
Adjusted balance at beginning of year	49,700,821	48,891,979
Net income	7,673,373	11,266,765
Transferred to legal reserve fund	(303,975)	(559,969)
Dividends paid	(7,372,446)	(7,447,463)
Capitalized earnings	(1,136,020)	(1,978,015)
Balance at end of year	48,561,753	50,173,297
Legal Reserve Fund		
Balance at beginning of year	7,475,904	6,915,935
Transferred from retained earnings	303,975	559,969
Balance at end of year	7,779,879	7,475,904
	56,341,632	57,649,201
Superavit for revaluation of lands and improvements	1,734,109	1,734,109
Deemed dividend tax	(405)	(55,503)
Retained earnings	US$ 58,075,336	US$ 59,327,807

The accompanying notes are an integral part of these consolidated financial statements.

Cerveceria Nacional, S. A. and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity For the Years Ended December 31, 2002 and 2001

	Amounts		Shares	
	2002	2001	2002	2001
Authorized			40,000,000	40,000,000
Issued Capital				
Balance at beginning of year	US$ 50,536,143	US$48,558,128	16,200,000	16,200,000
Capitalized earnings	1,136,020	1,978,015	-	-
Balance at end of year	51,672,163	50,536,143	16,200,000	16,200,000
Retained Earnings				
Balance at end of year	58,075,336	59,327,807	-	-
	109,747,499	109,863,950	16,200,000	16,200,000
Treasury Shares				
Balance at beginning of year	(11,083,221)	(7,370,607)	(840,738)	(507,490)
Increase	(407,268)	(3,712,614)	-	(333,248)
Balance at end of year	(11,490,489)	(11,083,221)	(840,738)	(840,738)
	US$ 98,257,010	US$98,780,729	15,359,262	15,359,262
Value per share	US$ 6.40	US$ 6.43	15,359,262	15,359,262

The accompanying notes are an integral part of these consolidated financial statements.

Cerveceria Nacional, S. A. and Subsidiaries

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Income before restructuring expenses and minority interest participation in consolidated subsidiaries	US$ 13,907,104	US$ 11,196,542
Adjustments to reconcile the income before restructuring expenses and minority interest participation in consolidated subsidiaries to net cash provided by operating activities:		
Gain on sales of properties	-	(241,059)
Depreciation and amortization	9,658,098	10,349,214
Amortization of bottles and cases	3,162,550	2,988,665
Amortization of goodwill	106,166	29,666
Amortization in loans concession	167,303	-
Provision for doubtful notes and accounts	390,000	2,201,317
Current income tax	(310,235)	(277,593)
Deferred income tax	(497,554)	(343,828)
Minority interest participation in earnings (loss) of consolidated subsidiaries	(42,290)	691,644
Interests earned	(174,179)	(553,520)
Dividends paid	(7,940)	(16,413)
Interests paid	1,433,349	4,388,575
Equity in earnings (losses) of affiliated companies	542,097	(37,088)
Operating results before changes in working capital	28,334,469	30,376,122
Notes and accounts receivable	2,962,200	(2,400,344)
Accounts receivable – affiliates	(10,001,606)	-
Inventories	(1,537,671)	(3,941,449)
Prepaid income tax	277,273	466,448
Prepaid expenses	297,355	1,206,370
Other assets	185,623	(291,424)
Accounts payable	(9,043,435)	(1,182,660)
Pension fund	-	346,333
Labor benefits and accrued expenses	(96,684)	116,208
Seniority premium and indemnization payable	(89,498)	147,226
Income tax payable	9,083	-
Cash flows before restructuring expenses	11,297,109	24,842,830
Restructuring expenses	(5,383,652)	-
Net cash provided by operating activities	5,913,457	24,842,830

The accompanying notes are an integral part of these consolidated financial statements.

Cerveceria Nacional, S. A. and Subsidiaries

Consolidated Statements of Cash Flows, continued
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from investing activities		
Severance fund	US$ (594,445)	US$ (609,852)
Interests earned	174,179	553,520
Dividends earned	7,940	16,413
Investments in and advances in affiliated companies, at equity	-	450,212
Negotiable Commercial Values	-	3,720,000
Other investments	(254,157)	8,010
Acquisition of fixed assets, net of disposals	(3,757,790)	(8,921,690)
Net cash used in investing activities	(4,424,273)	(4,783,387)
Cash flows from financing activities		
Proceed from loans	35,200,000	41,776,450
Amortization of loans	(28,684,349)	(50,531,512)
Interest paid	(1,433,349)	(4,388,575)
Dividends paid	(7,372,446)	(7,447,463)
Deemed dividend tax	(405)	-
Deferred income tax	269,203	343,828
Minority interest in consolidated subsidiaries	13,888	(691,665)
Treasury shares	-	(3,712,614)
Net cash used in financing activities	(2,007,458)	(24,651,551)
Net decrease in cash	(518,274)	(4,592,108)
Cash at beginning of year	6,157,359	10,749,467
Cash at beginning of year from unconsolidated subsidiary	(147,597)	-
Cash at end of year	US$ 5,491,488	US$ 6,157,359

The accompanying notes are an integral part of these consolidated financial statements.

1. Corporate Information

Cerveceria Nacional, S. A. and Subsidiaries are mainly engaged in the manufacturing, distribution, and sale of beers, soft drinks and beverages, principally for domestic market. They are also engaged in the distribution and sale of Tampico, Libbys and Nevada products. The principal suppliers are Vidrios Panameños, S. A., Company Azucarera La Estrella, S. A., Malteurop, Cargil Malt, N.V. Boormalt, Arancia Corn Products, S. A. de C.V., Hopsteiner, Inc., Gusmercellulo, Atlantic Industries y Pepsi-Cola Manufacturing Co. of Uruguay S. R. L.

In November 2002 Capitales y Tenencias, S. A. sold 1,616 shares of Envases del Istmo, S. A., related company mainly engaged in the manufacturing of aluminum cans for beers and soft drinks. As a result of this operation, Capitales y Tenencias, S. A. owns now a 49% interest in this company. The consolidated statements of income include the proportionate equity in earnings in Envases del Istmo, S. A. operating results corresponding to Capitales y Tenencias, S. A.

In January 2001, Cerveceria Nacional, S. A. incorporated Balboa Beer Import Company in the Florida State. The authorized capital is represented by a certificate of 10,000 common shares, with a par value of US$1.00 each one, issued to Cerveceria Nacional, S. A. The company is organized to develop any activity or business permitted under Florida State and the laws of the United States of NorthAmerica. As of December 2002, this Company was inactive.

In June 2001 Refrescos Nacionales, S. A. acquired trademark, sanitary registers, equipment for manufacturing and distribution of fresh milk and by products of Lecherias Unidas, S. A., a regional company producing and marketing products under the trademarks: La Chiricana, Lusita and Body Koolant. This acquisition allows Refrescos Nacionales, S. A. to consolidate its leadership in the markets of Chiriqui, Bocas del Toro and Veraguas, at the same time, strengthening its portfolio of trademarks and products.

In September 2001, Distribuidora Comercial, S. A. merged with Financiera Pasadena, S. A., being Distribuidora Comercial, S. A. the surviving company. Financiera Pasadena, S. A. was engaged in granting loans to customers of related companies.

Cerveceria Nacional, S. A. and subsidiaries are members of the Grupo Empresarial Bavaria, which have significant influence in management decisions of the Group and reflect common interests.

The financial statements were authorized to be issued by Management on February 11, 2003.

2. Summary of Significant Accounting Policies

The principal accounting policies adopted in the preparation for these consolidated financial statements are set out below:

Basis of Preparation
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, issued by the International Accounting Standards Committee (IASC) and adopted by the International Auditing and Accounting Standards Board (IASB), which was substituted. Except for some properties recorded according to revaluation amounts, the consolidated financial statements have been prepared under the historical cost.

The accounting policies applied by the Group are consistent with those of the previous year.

The consolidated financial statements are expressed in Dollars (US$) of the United States of NorthAmerica, which is at par and freely exchangeable with the Balboa (B/.), the monetary unit of the Republic of Panama.

Certain amounts of the previous year were reclassified to conform with the new presentation.

Principles of Consolidation
The consolidated accompanying financial statements include the accounts of Cerveceria Nacional, S. A. and its Subsidiaries: Distribuidora Comercial, S. A., Refrescos Nacionales, S. A., Bienes Raices Pasadena, S. A. and Capitales y Tenencias, S. A., after the elimination of all significant accounts and transactions with intercompanies. Cerveceria Nacional, S. A. is the sole owner of Distribuidora Comercial, S. A., Bienes Raices Pasadena, S. A., Capitales y Tenencias, S. A. and Balboa Beer Import Company and 98% interest in Refrescos Nacionales, S. A. All subsidiaries of Cerveceria Nacional, S. A. are corporations organized and domicile in accordance with the laws of the Republic of Panama.

Industrial Incentives
The manufacturing companies were granted, by means of their registration in the Official Register of the National Industry, the industrial incentives for the advancement and development of the local industries and exports, foreseen in Law 3 of March 20, 1986. The Official Register of the National Industry has different due dates up to the year 2009.

The Group has the following tax benefits:

a. Three percent (3%) tax on imports of all machinery, equipment, spare parts and accessories, raw material, semi-finished products, containers, fuel and lubricants to be used in the manufacturing of their products.

b. Exemption of income taxes on earnings derived from exports and from net earnings reinvested in the expansion of the plants' facilities, and for the development of new products.

c. Carryforward of losses to be deducted from taxable income during the three years subsequent to the period in which they were incurred.

Investment, at Equity
Investment in affiliated companies in which ownership is 20% to 50% is carried at the Company's equity in the underlying net assets of such companies.

Investments
Investments are held up to their due date and stated at cost, losses are recognized only when the impairment in its market value is permanent.

Allowance for Doubtful Notes and Accounts
Management estimates the increase in the allowance for doubtful accounts and notes based on periodic reviews of accounts receivable portfolio. The accounts determined to be uncollectible are charged against the allowance.

Inventories
Inventories are valued at the lower of cost or net realizable value, using the average method.

Allowance for Amortization of Bottles and Cases
Amortization of bottles and cases is based on production output.

Properties, Plant and Equipment
Properties, plant and equipment are stated at cost, except for some properties recorded according to revaluation amounts. Depreciation and amortization are computed principally by the straight-line method based on the estimated useful lives of the following assets: machinery and equipment 8-15 years, buildings and improvements 30 years, furniture and equipment 8-10 years.

Impairment of Long Lived Assets
Machinery and equipment long term are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use.

Seniority Premium / Severance Fund
In accordance with the Panamanian Labor Code, upon termination of employment, the Companies are required to pay a seniority and severance premium to the employees. The Labor Code requires the employers to establish a severance fund to pay the employees who cease the labor relationship, whichever the cause. The Companies make a contribution to the fund based on a 2.25% of total paid salaries.

Dividends Policy
Annual dividend payments are authorized by the Board of Directors, in accordance to earnings obtained and investments projected.

Legal Reserve
The shareholders of Cerveceria Nacional, S. A., in the meeting of January 29, 1973, resolved to appropriate not less than five percent (5%) of net earnings for a legal reserve fund.

Use of Estimates
Preparing the financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future actual results could differ from those estimates. The estimates that are particularly susceptible to changes are those related with the allowance for doubtful notes and accounts receivable and depreciation of machinery, furniture and equipment.

Income Tax
Income tax of the year is comprised of current and deferred tax. Income tax is recognized in the results of operations of the current period.

Current tax is the tax payable over net taxable income of the period, using the rates at balance sheet date.

Deferred income tax is calculated using the liability method, on temporary differences arising between the book value of the assets and liabilities disclosed for financial purposes and the amounts used for tax purposes. The deferred tax amount is based on assets and liabilities realizable, using income tax rates at the balance sheet date.

Translation of Consolidated Financial Statements
The consolidated financial statements and accompanying notes have been translated into English for the convenience of readers. The original consolidated financial statements were issued in Spanish.

3. Notes and Accounts Receivable, Net

Notes and accounts receivable at December 31, 2002 and 2001 are detailed as follows:

	2002	2001
Accounts receivable	US$ 15,049,059	US$ 22,370,287
Allowance for doubtful notes and accounts receivable	(962,246)	(2,061,542)
	14,086,813	20,308,745
Employees	64,247	221,524
Other	1,622,523	1,773,641
	US$ 15,773,583	US$ 22,303,910

The activity of the allowance for doubtful notes and accounts receivable as of December 31, 2002 and 2001 is as follows:

	2002	2001
Balance at beginning of year	US$ 2,061,542	US$ 481,208
Balance at beginning of year unconsolidated subsidiary	(22,826)	-
Adjusted balance at beginning of year	2,038,716	481,208
Increase	390,000	2,201,317
Decrease	(1,466,470)	(620,983)
Balance at end of year	US$ 962,246	US$ 2,061,542

4. Inventories, Net

Inventories as of December 31, 2002 and 2001 consist of the following:

	2002	2001
Finished goods	US$ 3,218,767	US$ 3,561,326
Raw material	2,700,609	3,286,551
Materials and supplies, net	8,673,339	12,065,815
	14,592,715	18,913,692
Bottles and cases, net	5,006,974	5,566,393
	US$ 19,599,689	US$ 24,480,085

5. Investments in and Advances to Affiliated Companies, at Equity

Investments in and advances to affiliated companies as of December 31, 2002 and 2001 are detailed as follows:

	2002	2001
Investments and Advances		
Balance at beginning of year	US$ 6,281,918	US$ 6,732,130
Increase (decrease)	4,419,967	(450,212)
Balance at end of year	10,701,885	6,281,918
Equity in Earnings		
Balance at beginning of year	3,373,047	3,335,959
Balance at beginning of year of unconsolidated subsidiary	(1,339,292)	-
Prior year participation adjustment	(239,417)	-
Equity in (losses) earnings of the year	(302,680)	37,088
Balance at end of year	1,491,658	3,373,047
	US$ 12,193,543	US$ 9,654,965

6. Investments

Investments as of December 31, 2002 and 2001 consist of the following:

	2002	2001
Shares of national companies	US$ 1,399,622	US$ 1,707,389
Bonds of private companies	50,000	50,000
Certificate of tax incentive	576,924	-
Panama Government bonds	89,978	104,978
	US$ 2,116,524	US$ 1,862,367

7. Properties, Plant and Equipment, Net

A detail of properties, plant and equipment as of December 31, 2002 and 2001 is as follows:

	2002					
	Balance at Beginning of Year	Balance at beginning of Unconsolidated Subsidiary	Additions	Disposals	Transfers	Balance at End of Year
Fixed Assets						
Machinery and equipment	US$132,903,667	US$(18,500,636)	US$940,236	US$3,861,724	US$2,298,535	US$113,780,078
Building	27,862,955	(2,203,524)	-	231,750	486,832	25,914,513
Land	19,727,621	-	-	27,045	(311,896)	19,388,680
Furniture and equipment	12,136,608	(506,809)	586,833	-	1,899,496	14,116,128
	192,630,851	(21,210,969)	1,527,069	4,120,519	4,372,967	173,199,399
Accumulated Depreciation and Amortization						
Machinery and equipment	68,426,784	(7,947,931)	6,992,381	3,407,189	(247,847)	63,816,198
Building	7,106,256	(1,201,097)	645,744	161,711	(93,141)	6,296,051
Furniture and equipment	7,551,471	(292,797)	2,106,993	-	(8,162)	9,357,505
	83,084,511	(9,441,825)	9,745,118	3,568,900	(349,150)	79,469,754
Construction in progress	3,673,046	(1,046,378)	2,595,361	9,573	(4,544,711)	667,745
Net value	US$113,219,386					US$ 94,397,390

	2001				
	Balance at Beginning of Year	Additions	Disposals	Transfers	Balance at End of Year
Fixed Assets					
Machinery and equipment	US$124,451,810	US$3,679,483	US$2,106,493	US$6,878,867	US$132,903,667
Building	26,753,163	494,472	88,995	704,315	27,862,955
Land	19,859,997	251,724	170,887	(213,213)	19,727,621
Furniture and equipment	9,277,046	2,091,559	50,964	818,967	12,136,608
	180,342,016	6,517,238	2,417,339	8,188,936	192,630,851
Accumulated Depreciation and Amortization					
Machinery and equipment	61,416,433	7,636,643	2,028,776	1,402,484	68,426,784
Building	6,560,090	655,310	109,144	-	7,106,256
Furniture and equipment	5,757,582	2,057,261	-	(263,372)	7,551,471
	73,734,105	10,349,214	2,137,920	1,139,112	83,084,511
Construction in progress	7,827,606	2,611,180	-	(6,765,740)	3,673,046
Net value	US$114,435,517				US$113,219,386

Properties, plant and equipment guarantee bank obligations.

8. Loans Payable

Loans payable as of December 31, 2002 and 2001 are detailed as follows:

	2002			2001
	Current Portion	Long Term Portion	Total	Total
Lloyds TSB Bank PLC	US$ 4,440,000	US$ 2,880,000	US$ 7,320,000	US$ 8,760,000
The Bank of Nova Scotia	6,944,348	14,619,130	21,563,478	21,107,826
Dresdner Bank Lateinamerika, AG	6,500,000	-	6,500,000	8,000,000
Citibank	3,000,000	-	3,000,000	1,000,000
Banque Nationale de Paris, Paribas	2,000,000	-	2,000,000	2,500,000
HSBC Bank, PLC	6,200,000	-	6,200,000	-
BankBoston, NA	4,800,000	-	4,800,000	3,500,000
	33,884,348	17,499,130	51,383,478	44,867,826
Envases del Istmo, S. A.				
Primer Banco del Istmo, S. A.	-	-	-	4,266,426
BankBoston, NA	-	-	-	3,210,860
Banco Bilbao Vizcaya Argentaria (Panama), S.A.	-	-	-	796,588
Citibank, NA	-	-	-	1,727,560
	-	-	-	10,001,434
	US$33,884,348	US$17,499,130	US$51,383,478	US$54,869,260

Cerveceria Nacional, S. A. has short-term credit lines in the following banks: Lloyds TSB Bank PLC US$3,000,0000, the Bank of Nova Scotia US$5,000,000, BankBoston, NA US$6,000,000, Dresdner Bank Lateinamerika AG US$11,000,000, Banque Nationale de Paris US$7,000,000, HSBC Bank USA US$10,200,000 and Citibank, NA Panama US$3,000,000. At December 31, 2002 the unused portion of the credit lines was of US$15,700,000 (2001 - US$27,800,000).

In the year 2000, the Bank of Nova Scotia granted Cerveceria Nacional, S. A. a credit facility up to a limit of US$15,000,000 due in the 2005. This loan is payable in quarterly payments of US$326,087 to principal. The loan is guaranteed with first mortgage and antichresis over certain properties belonging to the Cerveceria Nacional Group with an approximated market value market of not less of US$19,000,000 and endorsement of the insurance policy on these assets covering 80% of the appraisal value.

In 1998, Lloyds TSB Bank PLC and The Bank of Nova Scotia granted Cerveceria Nacional, S. A. a credit facility up to a limit of US$9,000,000 each bank, totaling US$18,000,000, due in the year 2005.

These loans are payable in quarterly payments of US$360,000 to each bank. The loans are guaranteed with machinery and equipment with an approximated value of US$10,146,622, vehicles for an amount of US$3,881,810, construction in progress and endorsement of insurance policy on these assets. In addition, Distribuidora Comercial, S. A. and Bienes Raices Pasadena, S. A. are guaranteed and pledged certain their properties.

The interests on these loans are adjusted periodically according to cost of the funds in the local and international financial market.

9. Bonds Payable

In 1999, the National Securities Commission authorized Refrescos Nacionales, S. A. to issue Agroindustrial Bonds for an amount of seven millions dollars in one series, fixed annual rate of 7.5% and due in 2003. From this issue, six millions were issued to Distribuidora Comercial, S. A. and one million to third parties.

The interests earned on these bonds are payable quarterly, specifically the days March 14, July 14, September 14, and December 14 of each year until due date or anticipated redemption date.

The Payment, Register and Transfer Agent is Primer Banco del Istmo, S. A., who pays, on account of the Company, the principal and interests. The bonds issue is guaranteed with the general credit of the Company.

10. Compensation of Financial Assets with Financial Liabilities

Refrescos Nacionales, S. A. has made an issue of US$5,000,000 in Agroindustrial Bonds and offered its holders to cancel these bonds with negotiable documents for an amount of US$5,000,000 at due date in March 2003. The negotiable documents have same due date and interest rate. This compensation does not represent gain or loss to the Company and its holders.

11. Interest and Financial Charges

Interest and financial charges as of December 31, 2002 and 2001 are as follows:

	2002	2001
Loans	US$ 1,278,772	US$ 4,100,719
Bonds	86,564	83,480
Financial lease	68,013	204,376
	US$ 1,433,349	US$ 4,388,575

12. Business Segment

According to Management, the Company is organized in two principal operating divisions: Beers Division and Soft Drinks, each one has a Vice-President. These divisions form the basis of the information by segments of the Company. The beer segment is engaged in the production, distribution and sale of beers. The soft drinks segment has as main activity the processing and distribution of milk, juice and by products, such as distribution and sale of soft drinks, principally for local consumption. Other businesses include sale and rent of properties and the management of other investments.

Segment Information of the Business

	Total Consolidated	ELIMINATIONS Dr.	Cr.	Total	Beer	Soft Drinks	Other Businesses
Incomes							
Sales to subsidiaries	-	44,605,378	-	44,605,378	44,605,378		-
Sales to customers	143,041,263		-	143,041,263	84,783,922	58,257,341	-
Net sales	143,041,263	44,605,378	-	187,646,641	129,389,300	58,257,341	-
Cost of sales	72,181,533	299,019	46,318,382	118,200,896	83,826,918	34,373,978	-
Marginal contribution	70,859,730	44,904,397	46,318,382	69,445,745	45,562,382	23,883,363	-
Sale, general and administrative expenses	56,679,521	29,666	9,881,101	66,530,956	42,370,494	23,395,411	765,051
Operating results	14,180,209	44,934,063	56,199,483	2,914,789	3,191,888	487,952	-765,051
Other incomes	1,314,482	7,464,492	-	8,778,974	4,756,576	4,020,090	2,308
Rent earned	205,740	639,240	-	844,980	78,600	-	766,380
Interests earned	174,179	741,988	-	916,167	841,376	74,791	-
Dividends earned	7,940	3,099,000	-	3,106,940	-	5,293	3,101,647
Dividends earned - intercompanies	-	4,506,303	-	4,506,303	4,506,303	-	-
Gain on sales of properties	-	-	-	-	-	-	-
Other incomes	1,702,341	16,451,023	-	18,153,364	10,182,855	4,100,174	3,870,335
Gross earning in sales	15,882,550	61,385,086	56,199,483	21,068,153	13,374,743	4,588,126	3,105,284
Interest and financial charges	1,433,349	-	741,988	2,175,337	1,311,047	864,290	-
Equity in loss of affiliated companies	(542,097)	-	-	(542,097)	(531,838)	(10,259)	-
Income before restructuring expenses	13,907,104	61,385,086	56,941,471	18,350,719	11,531,858	3,713,577	3,105,284
Restructuring expenses	5,383,652			5,383,652	3,380,603	2,003,049	-
Income before income tax	8,523,452	61,385,086	56,941,471	12,967,067	8,151,255	1,710,528	3,105,284
Estimated income tax:							
Current	310,235	-	-	310,235	281,259	27,437	1,539
Defered	497,554	-	-	497,554	417,417	80,137	-
Total estimated income tax	807,789	-	-	807,789	698,676	107,574	1,539
Income before minority interests participation *in consolidated subsidiaries*	7,715,663	61,385,086	56,941,471	12,159,278	7,452,579	1,602,954	3,103,745
Minority interest participation in loss of consolidated subsidiaries	(42,290)	42,290	-	-	-	-	-
Net income	7,673,373	61,427,376	56,941,471	12,159,278	7,452,579	1,602,954	3,103,745
Assets by segments	170,126,056	4,935,149	80,761,825	245,952,732	163,850,496	60,002,381	22,099,855
Liabilities by segments	70,920,903	30,746,778	351,432	101,316,249	74,888,236	16,377,065	10,050,948
Minority interest participation in earnings of consolidated subsidiaries	948,143	1,665,147	2,613,290	-	-	-	-
Shareholders' equity	98,257,010	120,091,846	74,660,516	143,688,340	105,400,095	27,187,481	11,100,764
Other expenses nonmonetary							
Provision for doubtful accounts	390,000	-	-	390,000	250,000	140,000	-
Depreciation and amortization	9,658,098	-	-	9,658,098	6,517,251	2,839,333	301,514
Amortization of goodwill	106,166	-	-	106,166	-	106,166	-
Amortization of bottles and cases	3,162,550	-	-	3,162,550	1,864,406	1,298,144	-
Amortization of concessions and loans	167,303	-	-	167,303	167,303	-	-
Deferred income tax	497,554	-	-	497,554	417,417	80,137	-
	13,981,671	-	-	13,981,671	9,216,377	4,463,780	301,514

13. Balances with Related Parties

A detail of balances with related parties as of December 31, 2002 is as follows:

Balance Sheet

Accounts receivable (payable)	
Latin Development Corporation	US$ 10,007,192
Cerveceria Union, S. A.	(5,586)
	US$ 10,001,606

14. Net Income Per Share

The net income per share calculation for the years ended December 31, 2002 and 2001, is as follows:

	2002	2001
Net income	US$ 7,673,373	US$ 11,266,765
Weighted average number of ordinary shares	15,359,262	15,359,262
Net income per share	US$ 0.50	US$ 0.73

15. Commitments and Contingencies

Solidary Guarantee

On June 26, 2002, Bavaria, S. A. signed loan agreements with International Finance Corporation (IFC) for US$318 million dollars. Cerveceria Nacional, S. A., as subsidiary of Bavaria, S. A., is solidary debtor. At December 31, 2002, Bavaria, S. A. made effective the total credit facility.

Procedures for Monopolistic Practices

Direccion de Administracion de Empresas, S. A., Cerveceria Panama, S. A. and Cerveceria Baru Panama, S. A. management filed an ordinary civil claim at the Ninth Civil Court of the First Judicial Circuit of Panama against Cerveceria Nacional, S. A., Distribuidora Comercial, S. A., Refrescos Nacionales, S. A., Bienes Raices Pasadena, S. A., Financiera Pasadena, S. A. and Arrendadora Centroamericana, S. A. for monopolistic practices related to distribution contracts with exclusivity clauses for resale of beers totaling a claim of US$41,468,234.65 plus court costs, expenses and interest. The plaintiffs have requested three times such figure, according to what is established in Law 29 of 1996.

According to the legal advisors of the defendants, there are great possibilities that the Judge will not decide in favour of the plaintiffs, and consequently that the defendants will be cleared of all charges. At December 31, 2002, the defendants have not accrued any reserves with regard with this lawsuit.

Administrative Procedures
In March 2000, Cerveceria del Baru, S. A. filed at the Comision de Libre Competencia y Asuntos del Consumidor (CLICAC) a complaint against Cerveceria Nacional, S. A. and subsidiaries for alledged monopolistic practices in the distribution and marketing of beers in the Republic of Panama with the intent of unduly displacing the plaintiff from the market. It is important to underline that this complaint should not affect the capital of the company since CLICAC is not legally entitled to impose penalties for this cause.

By Agreement No. PC 014-01 of April 12, 2001, a plenary meeting of CLICAC's Commisioners opened an "ex officio administrative investigation" for alledged monopolistic practices related to Articles 14, 15, 16 and 17 of Law 29 of 1996, in which appeared as economic agents related to the investigation the Cerveceria Nacional Group with Cerveceria Nacional, S. A. as the main defendant and its subsidiaries Distribuidora Comercial, S. A., Cerveceria Chiricana, S. A. and Refrescos Nacionales, S. A. and Cerveceria Baru Panama, S.A. as plaintiff.

By Auto No. 862 of October 12, 2001, the Eight Civil Circuit Judge of the First Judicial Circuit of Panama, admitted a motion to secure evidence filed by CLICAC and ordered to get possession of said evidence. Procedures to obtain the testimonies and depositions are presently under way.

By Agreement No. PC-558-02 of December 31, 2002, the plenary board of Commissioners of CLICAC ordered a formal claim before the judiciary against Cerveceria Nacional, S. A., Distribuidora Comercial, S. A. and Refrescos Nacionales, S. A. which means that the defendants will have to appear before the judiciary in order to defend themselves against the claim.

16. Relevant Issues

The Group's Management considered to change its external auditors. The new auditing firm and advisor is PricewaterhouseCoopers starting from the year 2002.

17. Sales, General and Administrative Expenses

A detail of sales, general and administrative expenses for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
Salaries and other compensation	US$ 15,898,169	US$ 16,581,587
Director dues	145,255	579,586
Franchise expenses	70,065	95,908
Colective convention	759,488	655,542
Social labors	3,081,039	3,481,587
Fees	1,737,307	1,413,494
Special fees	845,626	757,571
Bodyguards services	483,520	462,678
Depreciation and amortization	6,351,306	6,577,051
Advertising and promotions	9,691,908	10,320,032
Scholarship, seminars, costs and conventions	353,445	394,267
Travel expenses	329,962	356,446
Rent	566,542	685,990
Materials and office supplies	656,618	821,675
Insurances	981,701	352,301
Taxes	680,756	790,648
Communications	650,172	733,767
Contribution and donations	98,322	151,027
Repairs, maintenance, gas, oil and others	2,468,407	2,721,955
Maintenance of technology equipment	452,299	425,732
Delivery transportation	2,784,130	2,534,427
Power and water expenses	461,329	496,154
Employees food and transport	1,230,294	1,424,370
Cleaning supplies	392,023	483,161
Storage, cargo and freight	141,864	130,857
Combustible, oil and additives	1,418,116	1,448,903
Producto dañado, cambios y roturas	1,438,319	1,365,093
Plan vehicular	760,482	749,184
Bad debt expenses	390,000	2,201,316
Banking charges	124,568	153,134
Extraordinary seniority premium payment	314,000	-
Other expenses	922,489	1,516,786
	US$ 56,679,521	US$ 60,862,229

18. Restructuring Expenses

The restructuring expenses correspond to indemnity and seniority premium paid to employees who dismissal during the restructuring operative process of the Group.

Cerveceria Nacional, S. A. and Subsidiaries

Consolidatiing Balance Sheet
December 31, 2002

	Total Consolidated		ELIMINATIONS Dr.		Cr.	
Assets						
Current assets						
Cash	US$	5,491,488	US$	-	US$	
Notes and accounts receivable, net		15,773,583		-		
Accounts receivable - affiliates		10,001,606		-		19,108,38
Inventory, net		19,599,689		391,373		690,39
Income tax prepaid expenses		3,862,174		-		
Prepaid expenses		719,798		-		
Total current assets		55,448,338		391,373		19,798,77
Investment in subsidiary		-		-		49,804,06
Investmen in and advances to affiliated companies, at equity participación en el patrimonio		12,193,543		-		
Investments		2,116,524		-		11,000,00
Pension fund		3,328,411		-		
Property, plant and equipment		94,397,390		3,783,281		63,92
Other assets		2,641,850		760,495		95,06
Total assets	US$	170,126,056	US$	4,935,149	US$	80,761,82
Liabilities and Shareholders´ Equity						
Current liabilities						
Loans payable	US$	33,884,348	US$	-	US$	
Bonds payable		1,000,000		11,000,000		
Accounts payable		11,850,507		-		
Dividends and accounts payable - affiliates		-		19,108,381		
Social labor and accrued expenses payable		1,440,529		-		
Income tax payable		9,083		-		
Total current liabilities		48,184,467		30,108,381		
Interest bearing loan, net of current portion		17,499,130		-		
Bonds payable		-		-		
Accounts payable, net of current portion		-		-		
Deferred income tax		4,295,150		638,397		351,43
Seniority premium and indemnization payable		942,156		-		
Minority interest		948,143		1,665,147		2,613,29
Shareholders´ equity						
Capital paid		40,181,674		55,843,558		
Retained earnings		56,341,632		62,580,502		72,044,58
Superavit by revaluation		1,734,109		-		
Deemed income tax		(405)		-		
Total shareholders' equity		98,257,010		118,424,060		72,044,58
Total liabilities and shareholders' equity	US$	170,126,056	US$	150,835,985	US$	75,009,30

Total	Cervecería Nacional, S. A.	Distribuidora Comercial, S. A.	Bienes Raíces Pasadena, S. A.	Refrescos Nacionales, S. A.	Capitales y Tenencias, S. A.
US$ 5,491,488	US$ 4,917,184	US$ 437,935	US$ 18,673	US$ 117,696	US$ -
15,773,583	1,379,258	5,523,880	86,034	8,784,411	-
29,109,987	20,349,823	-	-	8,524,279	235,885
19,898,708	12,329,677	2,825,507	24,503	4,719,021	-
3,862,174	1,335,786	1,686,677	129,956	709,755	-
719,798	432,023	88,321	-	199,454	-
74,855,738	40,743,751	10,562,320	259,166	23,054,616	235,885
49,804,068	49,514,277	289,791	-	-	-
12,193,543	11,352,019	-	-	231,982	609,542
13,116,524	633,922	11,036,000	296,875	445,333	704,394
3,328,411	1,022,454	1,337,400	-	968,557	-
90,678,033	41,273,505	12,954,267	19,988,313	16,461,948	-
1,976,415	-	198,854	5,680	1,771,881	-
US$ 245,952,732	US$ 144,539,928	US$ 36,378,632	US$ 20,550,034	US$ 42,934,317	US$ 1,549,821
US$ 33,884,348	US$ 33,884,348	US$ -	US$ -	US$ -	US$ -
12,000,000	-	-	-	12,000,000	-
11,850,507	8,006,426	1,493,851	13,828	2,336,402	-
19,108,381	-	9,071,761	10,036,620	-	-
1,440,529	865,181	233,533	500	341,315	-
9,083	-	-	-	9,083	-
78,292,848	42,755,955	10,799,145	10,050,948	14,686,800	-
17,499,130	17,499,130	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
4,582,115	3,918,289	302,989	-	360,837	-
942,156	642,233	112,264	-	187,659	-
-	-	-	-	-	-
96,025,232	40,471,464	16,844,252	9,063,881	28,095,814	1,549,821
46,877,547	39,252,857	8,319,982	(298,904)	(396,388)	-
1,734,109	-	-	1,734,109	-	-
(405)	-	-	-	(405)	-
144,636,483	79,724,321	25,164,234	10,499,086	27,699,021	1,549,821
US$ 245,952,732	US$ 144,539,928	US$ 36,378,632	US$ 20,550,034	US$ 42,934,317	US$ 1,549,821

Cervecería Nacional, S. A. and Subsidaries

Consolidating Statement of Income
For the Year Ended December 31, 2002

	Total Consolidated		ELIMINATIONS Dr.		Cr.
Income					
Sales to subsidiaries	US$	-	US$ 44,605,378	US$	
Sales to customers		143,041,263			
		143,041,263	44,605,378		
Cost of sale		72,181,533	299,019		46,318,3
Contribution marginal		70,859,730	44,904,397		46,318,3
Sales, general and administrative expenses		56,679,521	29,666		9,881,1
Result in operation		14,180,209	44,934,063		56,199,4
Other incomes		1,314,482	7,464,492		
Rent earned		205,740	639,240		
Interests earned		174,179	741,988		
Dividends earned		7,940	3,099,000		
Dividens earned - intercompanies		-	4,506,303		
		1,702,341	16,451,023		
Interests and financial charges		1,433,349	-		741,9
Equity in losses of affiliated companies		(542,097)	-		
Income before restructuring expenses		13,907,104	61,385,086		56,941,4
Restructuring expenses		5,383,652	-		
Income before income tax		8,523,452	61,385,086		56,941,4
Income tax					
Current		310,235	-		
Deferred		497,554	-		
Total estimated income tax		807,789	-		
Income before participation in minority interest in not consolidated subsidiaries		7,715,663	61,385,086		56,941,4
Participation in minority interests in earning of consolidated subsidiaries		42,290	42,290		
Net income	US$	7,673,373	US$ 61,427,376	US$	56,941,4

Consolidating Statement of Retained Earnings
For the Year Ended December 31, 2002

		Total Consolidated		Dr.		Cr.
Balance at beginning of year	US$	57,176,725	US$	1,153,126	US$	10,596,8
Prior adjustments		-		-		
Adjusted balance at beginning of year		57,176,725		1,153,126		10,596,8
Capitalized earnings		(1,136,020)		-		406,1
Net income		7,673,373		61,427,376		56,941,4
Dividends paid		(7,372,446)		-		4,100,1
Balance at end of year	US$	56,341,632	US$	62,580,502	US$	72,044,5

Total	Cervecería Nacional, S. A.	Distribuidora Comercial, S. A.	Bienes Raíces Pasadena, S. A.	Refrescos Nacionales, S. A.	Capitales y Tenencias, S. A.
US$ 44,605,378	US$ 44,605,378	US$ -	US$ -	US$ -	US$ -
143,041,263	134,731	84,649,191	-	58,257,341	-
187,646,641	44,740,109	84,649,191	-	58,257,341	-
118,200,896	25,490,070	58,336,848	-	34,373,978	-
69,445,745	19,250,039	26,312,343	-	23,883,363	-
66,530,956	16,030,491	26,851,543	765,051	22,883,871	-
2,914,789	3,219,548	(539,200)	(765,051)	999,492	-
8,778,974	1,945,387	2,811,189	2,308	4,020,090	-
844,980	-	78,600	766,380	-	-
916,167	44,148	797,228	-	74,791	-
3,106,940	-	-	-	5,293	3,101,647
4,506,303	4,491,323	14,980	-	-	-
18,153,364	6,480,858	3,701,997	768,688	4,100,174	3,101,647
2,175,337	1,281,044	30,003	-	864,290	-
(542,097)	(531,838)	-	-	(10,259)	-
18,350,719	7,887,524	3,132,794	3,637	4,225,117	3,101,647
5,383,652	1,310,257	2,070,346	-	2,003,049	-
12,967,067	6,577,267	1,062,448	3,637	2,222,068	3,101,647
310,235	127,285	153,974	1,539	27,437	-
497,554	370,474	46,943	-	80,137	-
807,789	497,759	200,917	1,539	107,574	-
12,159,278	6,079,508	861,531	2,098	2,114,494	3,101,647
-	-	-	-	-	-
US$ 12,159,278	US$ 6,079,508	US$ 861,531	US$ 2,098	US$ 2,114,494	US$ 3,101,647

Total	Cervecería Nacional, S. A.	Distribuidora Comercial, S. A.	Bienes Raíces Pasadena, S. A.	Refrescos Nacionales, S. A.	Capitales y Tenencias, S. A.
US$ 47,733,038	US$ 41,564,562	US$ 8,579,302	US$ (288,261)	US$ (2,122,565)	US$ -
-	132,233	(132,233)	-	-	-
47,733,038	41,696,795	8,447,069	(288,261)	(2,122,565)	-
(1,542,179)	(1,136,020)	(139,842)	(12,568)	(253,749)	-
12,159,278	6,079,508	861,531	2,098	2,114,494	3,101,647
(11,472,590)	(7,387,426)	(848,776)	(173)	(134,568)	(3,101,647)
US$ 46,877,547	US$ 39,252,857	US$ 8,319,982	US$ (298,904)	US$ (396,388)	US$ -

informe anual 2002
annual report 2002


CERVECERIA NACIONAL, S.A.

ATLAS LAGER



Grupo Empresarial Bavaria


Este
Verano
se merece una
ATLAS
De Primera!











Contenido / *Table of Contents*





Grupo Empresarial
Bavaria

informe anual 2002
annual report 2002

JUNTA DIRECTIVA
Board of Directors

Directores / *Directors*

Principales / *Principals*	Suplentes / *Deputies*
Julio Mario Santo Domingo	Alberto Preciado Arbeláez
Alejandro Santo Domingo Dávila	Carlos Alejandro Pérez
Ricardo Obregón Trujillo	Víctor Alberto Machado Pérez
Jon David Silverman	Edgardo Báez Noguera
	Roberto Alemán Healy

Dignatarios / *Officers*

Julio Mario Santo Domingo	Presidente / *President*
Alejandro Santo Domingo Dávila	Vicepresidente / *Vicepresident*
Darío Castaño Zapata	Presidente Ejecutivo / *Executive President*
Roberto Alemán Healy	Tesorero / *Treasurer*
Víctor Alberto Machado Pérez	Secretario / *Secretary*

Representante Legal / *Legal Representative*

Darío Castaño Zapata

Domicilio Social / *Domicile of Corporation*

Panamá, República de Panamá,

Avenida Ricardo J. Alfaro – Edificio Pasadena

Apartado 6-1393, El Dorado

Teléfono (507) 236-1400

Auditores / *Auditors*

PricewaterhouseCoopers



PRINCIPALES EJECUTIVOS
Main Executives

Darío Castaño Zapata	Presidente Ejecutivo / *Executive President*
Ricardo Janson Calhoun	Vicepresidente de Operaciones / *Vice-President of Operations*
Antonio Richa Mawad	Vicepresidente Financiero / *Vice-President of Finances*
Juan Antonio Fábrega	Vicepresidente Comercial - Cervezas / *Commercial Vice-President of Beer Division*
Eduardo Antonio Vaccaro	Vicepresidente Comercial - Bebidas / *Commercial Vice-President of Beverage Division*
Carlos M. Gómez	Vicepresidente de Manufactura / *Vice-President of Manufacturing*
Amparo Alarcón	Directora de Comunicaciones / *Director of Communications*



INFORME DEL PRESIDENTE EJECUTIVO

Estimados señores accionistas:

A pesar de un entorno caracterizado por la incertidumbre en la economía mundial, y de una situación económica difícil en nuestro país, cuyo crecimiento fue de apenas un 0.5% según cifras preliminares, lo que implica un decrecimiento en el PIB per cápita, el Grupo Cervecería Nacional tuvo la capacidad de entender el mercado y lograr los objetivos planteados a principios del año 2002.

La situación económica y el impacto que la misma tuvo en el consumo y en la industria panameña en general, representaron un verdadero desafío para toda la



organización, lo que requirió del más alto nivel de profesionalismo, creatividad, dedicación y capacidad de parte de todos nuestros colaboradores, lo que nos exigió la adopción de estrategias que nos permitieran reafirmar nuestro liderazgo en el mercado y fortalecerlo.

Tales estrategias correspondieron a un ajuste en los

Executive President's Report

Dear stockholders:

In spite of the uncertainty which characterized the world economy and the difficult economic situation in our country, whose growth was barely 0.5% according to preliminary figures, which implies a decrease in the per capita GDP, the Cervecería Nacional Group was able to understand the market and achieve the objectives set in early 2002.

The economic situation and its impact on consumption and the Panamanian industry in general, turned out to be a real challenge for the entire organization, which required the highest level of professionalism, creativity, dedication and capability from all our collaborators and demanded the adoption of strategies that would allow us to reaffirm and strengthen our leadership in the market.

Such strategies involved an adjustment in the prices of our products, as well as advertising campaigns aimed at achieving a greater sense of identity with our brands and promoting the occasions of consumption among the different market segments.

In this way we were able to achieve two ambitious goals we had set for the year 2002: increase our market share in the beer segment; from 71.6% in 2001 to 75.9% in 2002 and increase the per capita consumption, which resulted in a 1.5 liter growth.

With respect to the carbonated drinks and Malta segment, our market share experienced a 2 point increase, through a clear marketing and advertising strategy at the point of sale, seeking to achieve a greater identification of the target segment with the brands.

precios de nuestros productos, así como a la divulgación de campañas publicitarias orientadas a lograr un mayor sentido de identidad con nuestras marcas y a promover las ocasiones de consumo entre los diferentes segmentos de mercado.

Con ésto, alcanzamos dos proyectos ambiciosos que deseábamos lograr en el 2002: aumentar nuestra participación de mercado en el segmento de cervezas; pasando de 71.6% en el 2001, a 75.9% en el 2002 y aumentar el consumo per cápita, el cual creció en 1.5 litros.

En cuanto al segmento de bebidas gaseosas y malta, logramos aumentar nuestra participación de mercado en


ATLAS
380
205417

dos puntos, mediante una estrategia clara de mercadeo y publicidad en el Punto de venta, buscando lograr una mayor identificación del segmento meta con las marcas.

El impacto de la estrategia sobre los resultados operativos fue compensado con el alto volumen de productos vendidos, reflejando un aumento neto en las ventas en dólares con relación al año anterior de 3%, mientras que nuestro crecimiento en volumen de cerveza y bebidas fue del orden de 10.7% y 12.3% respectivamente.

El área productiva se ha vuelto más eficiente durante el

The impact of the strategy on operational results was evidenced in the high volume of products sold, with a net increase of 3% in dollar sales with respect to the previous year, while our growth in the volume of beer and beverages was 10.7% and 12.3%, respectively.

The productive area turned out to be more efficient in 2002, with better industrial indicators and significant savings in the cost of raw materials, as well as efficiencies that result in savings for the company. In this respect, it is important to note that the portion of beverages manufactured in the province of Chiriqui was transferred to the capital city, thus allowing us to improve our efficiency in this category through a better absorption of fixed costs.

In addition, a great effort was made for reducing expenses with respect to the year 2001, resulting in a 4.4% decrease which, together with a larger volume of sales and a significant improvement in costs per hectoliter of our products, has resulted in a 31.9% improvement in our operational results.

año 2002, logrando obtener mejores indicadores industriales y ahorros importantes, tanto en costos de materias primas, como en eficiencias que redundan en ahorros para la empresa. En este sentido, es importante destacar que la porción de la fabricación de gaseosas que se realizaba en la provincia de Chiriquí fue trasladada a la capital, lo cual nos ha permitido mejorar nuestra eficiencia en esta categoría, al lograr una mejor absorción de costos fijos.

Además, se hizo un esfuerzo importante por reducir los gastos con relación al 2001, logrando una disminución de 4.4%, lo cual, aunado a un mayor volumen de ventas y a una mejora importante en los costos por hectolitro de nuestros productos, nos ha permitido mejorar nuestros resultados operativos en un 31.9%.

El año 2002, también fue un año de reestructuración para el Grupo. Luego de un análisis de las necesidades de la organización, se decidió racionalizar la fuerza laboral, integrando funciones y haciendo mucho más eficientes los procesos, tanto productivos, como comerciales y administrativos, los cuales redundarán en el logro de una mayor conciencia corporativa y en la productividad de la empresa.

En términos financieros, hemos logrado fortalecer nuestra solidez en el mercado, ya que por medio de una reestructuración de la deuda de corto y largo plazo; y de una disminución en la tasa de interés de los préstamos, pudimos disminuir nuestros gastos financieros en un 58.6% con relación al año anterior.

Nuestros resultados antes de gastos de reestructuración fueron de $ 13.9 millones de dólares, un 16.8% mayor que el año anterior.

Es importante señalar que en los resultados del año 2002, existen gastos correspondientes a periodos anteriores por

The year 2002 was also a year of restructuring for the Group. Following an analysis of the organization's needs, the decision was made to rationalize the work force, by integrating functions and rendering more efficient the productive, commercial and administrative processes, which will redound to a greater corporate conscience and productivity of the company.



In financial terms, we have managed to strengthen our position in the market, since by means of a restructuring of the short and long-term debt and a decrease in the interest rate of loans, we were able to reduce our financial expenses by 58.6% with respect to the previous year.

Our results prior to restructuring expenses were $13.9 million dollars, 16.8% greater than the previous year.

It is important to note that in the results of the year 2002, un monto de $1,293,173. Estos corresponden a una reserva a la prima de antigüedad de empleados que comenzaron a laborar en la empresa antes del año 1995, equivalente a $314,000, además de $299,471 correspondientes a ingresos declarados en su oportunidad que tuvieron que reversarse y un ajuste a cuentas malas por $390,000. Además, se reconocieron pérdidas en el valor de las inversiones por un monto de $50 mil dólares y una pérdida en participación en compañías afiliadas de años anteriores de $239,417 dólares.

Por su parte, el costo extraordinario y no recurrente de la reestructuración fue de $ 5.4 millones de dólares.

De no haberse dado los ajustes a periodos anteriores y los gastos extraordinarios por reestructuración, la utilidad neta de la empresa para el periodo 2002, hubiese sido de $ 14,3 millones de dólares aproximadamente, en lugar de los $7.67 millones de dólares que estamos presentando en este informe.

Cabe anotar que las comparaciones de resultados en ventas, costos y gastos correspondientes al ejercicio del 2002 contra el año anterior, a las que hacemos referencia en esta carta, no incluyen a ENDELIS en ninguno de los dos años, dado que esta empresa se dejó de consolidar en el 2002.

Un acontecimiento relevante del año 2002 fue la Certificación en las Normas ISO 9002 en el área productiva de Cervecería Nacional, S.A., confirmando nuestro compromiso con la calidad de todos nuestros productos, lo que nos ha permitido la creciente preferencia de nuestros leales consumidores. Esto nos

there are expenses corresponding to previous periods for a total of $1,293,173. These consist of a reserve of the seniority bonus of employees who began working in the company prior to 1995, which is equivalent to $314,000, in addition to $299,471 corresponding to revenues declared in due time which had to be reversed and an adjustment to uncollectible debts for $390.000. In addition, losses in the value of investments amounting to $50 thousand dollars were recognized, as well as a loss of share in affiliated companies in previous years amounting to $239,417.

On the other hand, the extraordinary and nonrecurring cost of restructuring was $5.4 million dollars.


CERVEZA
ATLAS
LAGER

If adjustments would not have been made to previous periods and extraordinary expenses for restructuring would not have been incurred, the net earnings of the company for 2002 would have amounted to $14.3 million approximately, instead of the $7.67 million dollars we are presenting in this report.

It must be noted that the comparisons of results in sales, costs and expenses corresponding to the 2002 fiscal period, against the previous year, and to which we refer in this letter, do not include ENDELIS in any of the two years, since this company ceased to be consolidated in 2002.

A relevant event of the year 2002 was the Certification according to the ISO 9001 Standards of the productive area of Cervecería Nacional, S.A., confirming our commitment to quality of all our products, which has llena de mucho orgullo y de agradecimiento con todos aquellos que con su esfuerzo, trabajo y dedicación, hicieron posible este evento.

Adicionalmente, la empresa calificadora de riesgo Fitch Centroamérica, S.A., decidió mantener la calificación tipo AA-(pan) a la calidad crediticia de nuestra empresa, sobre la base de un análisis de nuestra situación financiera, posición en los mercados en los que participamos, la situación económica del país y la experiencia de nuestro



socio mayoritario, el Grupo Empresarial Bavaria. Esta calificación revela la confianza que tiene el mercado en nuestra empresa y en el claro manejo de sus finanzas.

Sin lugar a dudas, una de las mayores aportaciones que se han obtenido con la integración de Cervecería Nacional, S.A. al Grupo Empresarial Bavaria, es el intercambio de conocimientos, tanto productivos como tecnológicos, lo que nos ha permitido tener indicadores de gestión comparables, que promueven la mejora continua y el aprovechamiento de los recursos que poseemos.

La desaceleración económica que vivimos, temporal y explicable en gran medida por factores externos, no altera nuestra visión a largo plazo, ni nuestro optimismo respecto a las expectativas de crecimiento del mercado y

afforded us the increasing preference of our loyal consumers. This fills us with great pride and gratitude to all those whose effort, work and dedication have made this event possible.

In addition, the risk qualifying company, Fitch Centroamérica, S.A., decided to maintain the type AA-(pan) qualification of our company's credit quality, based on an analysis of our financial situation, position in the markets wherein we participate, the economic situation of the country and the experience of our majority partner, Grupo Empresarial Bavaria. Such qualification shows the market's trust in our company and in the adequate management of our finances.

Undoubtedly, one of the greatest advantages of the integration of Cervecería Nacional, S.A. to Grupo Empresarial Bavaria has been the exchange of knowledge, productive as well as technological, which has allowed us to have comparable management indicators that promote continuous improvement and appropriate use of the resources available.

The economic deceleration we are experiencing, provisional and to a great extent attributable to external factors, does not alter our long term vision, nor our optimism with respect to the expectations for the market and consumption growth. Based on this conviction, the business plan for 2003 is an ambitious one, which will call for significant investments in productive, commercial, technological assets and in human resource training.

The optimism with which we anticipate the future and our achievements up till now, is based on the commitment and talent of our executives and collaborators which constitute one of our competitive advantages. That is why we take ever more seriously the activities aimed at del consumo. Con esta convicción, el plan de negocios para el año 2003 es ambicioso, lo cual involucrará importantes inversiones en activos productivos, comerciales, tecnológicos y de capacitación al recurso humano.

El optimismo con que vislumbramos el futuro y lo logrado a la fecha, se basa en el compromiso y talento de nuestros ejecutivos y colaboradores, quienes constituyen una de nuestras ventajas competitivas. Es por ello que tomamos con gran seriedad las actividades encaminadas a capacitarlos cada vez mejor.

El bienestar de nuestra sociedad sigue siendo uno de nuestros principales compromisos; es por ello que apoyamos activamente el deporte, las actividades orientadas a mejorar la calidad de vida del panameño, como lo es la Teletón 20-30 y otras instituciones sin fines de lucro. Ser un buen ciudadano corporativo ha sido uno de los objetivos primordiales de la organización.

Una vez más, quiero aprovechar para agradecerle a cada uno de ustedes, señores accionistas, a nuestros proveedores y a la sociedad en general, la confianza depositada en nuestro equipo de ejecutivos y colaboradores, y en nuestro país.

Estamos convencidos de que contamos con los factores claves para seguir cosechando éxitos y prosperidad en un ambiente de constante cambio.

providing them ever better training.

The welfare of our society continues to be one of our main commitments, this being one of the reasons why we actively support sports, activities aimed at improving the quality of life of Panamanians, such as the Teletón 20-30 and other nonprofit institutions. To be a good corporate citizen has been one of the essential objectives of the organization.

Once again, I wish to take this opportunity to thank each of you, stockholders, suppliers and the society in general, for the trust placed on our team of executives and collaborators and on our country.

We are convinced that we count on the key factors to continue being successful and prosperous in a continuously changing environment.

11 de marzo de 2003 / March 11, 2003



Ing. Darío Castaño Zapata
Presidente Ejecutivo / Executive President
Cervecería Nacional, S.A.


cerveza
Balboa

DIVISION DE CERVEZAS

En el año 2002 el mercado de cervezas tuvo un crecimiento de 5.5% reversando así la tendencia de los últimos dos años. Sin embargo nuestras marcas crecieron 12% durante el mismo período.

Nuestro crecimiento en HL de cervezas, tanto nacionales como importadas, fue de 10.7% con respecto al año anterior. La razón principal de este crecimiento fue la implementación y ejecución de estrategias de ventas, promociones y mercadeo para reactivar el consumo. Esto se dio aún bajo circunstancias adversas de nuestra economía, la cual creció tan solo un 0.5%. Nuestra participación en el mercado de cervezas nacionales aumentó 4.3 puntos o sea de 71.6% a 75.9% acelerando, en los últimos meses, nuestra tendencia de incremento en la participación. Sin embargo el mercado de licores también mostró un incremento durante el año 2002 pero se observó una contracción en el consumo de estos productos durante los últimos meses del año.

La marca de mayor crecimiento durante el año 2002 fue Atlas, la cual aumentó su participación a algo más del 62% de todas las cervezas producidas en Panamá. Esto apoyada con políticas de precios y promociones que atendieron las necesidades de los consumidores de todas las edades y estratos sociales.

La marca Balboa también mostró un crecimiento en la participación. Esta estuvo apoyada en una nueva campaña publicitaria dirigida al joven adulto, teniendo muy buena aceptación por el grupo objetivo.

La marca Balboa Ice mantuvo su participación en el segmento adulto joven de clase media y alta. Los consumidores de esta marca demostraron una gran fidelidad de compra, ya que las inversiones que se hicieron para la marca durante el año 2002 fueron limitadas.

En cuanto a las operaciones de Distribuidora Comercial, S.A. podemos decir que se mejoraron las eficiencias operativas y aumentó la productividad, lográndose ahorros en los gastos de operación de la misma. Además se logró una mejor consolidación con las operaciones de Refrescos Nacionales, S.A. obteniendo mejores sinergias entre ambas divisiones. Esto contribuirá a obtener mejores resultados Financieros en el corto y mediano plazo para nuestros accionistas.

En resumen, el año 2002 fue un excelente año para la industria cervecera, ya que se reversaron las tendencias del mercado de los últimos dos años. Además cerramos el año con una participación del 75.9%. Esperamos que para el año 2003 podamos mantener las tendencias positivas logradas durante el año 2002.

Beer Division

In the year 2002, growth in the beer market was 5.5%, thus reversing the trend of the previous two years. However, our brands increased 12% during the same period. Our growth in HL of beer, national as well as imported was 10.7% with respect to the previous year. The main reason behind this growth was the implementation and execution of sales, promotion and marketing strategies for reactivating consumption. This occurred even in spite of adverse circumstances in our economy, which only increased by 0.5%. Our participation in the national beer market increased 4.3 points or, that is, from 71.6% to 75.9%, thus accelerating in the last months, our trend toward increasing our share. Nevertheless, the liquors market also showed an increase in 2002, although there was a contraction in the consumption of these products during the last months of the year.



The brand showing the highest growth in 2002 was Atlas, which increased its share to somewhat over 62% of all beers produced in Panama. This was supported by price and promotion policies that catered to the needs of consumers of varying ages and social strata.

The Balboa brand also increased its share. It was supported by a new advertising campaign intended for the young adult, which was well accepted by the target group.

The Balboa Ice brand maintained its share in the middle and high class, young adult segment. Consumers of this brand showed great purchase loyalty, since limited investments were made in this brand in the year 2002.

As for the operations of Distribuidora Comercial, S.A., it may be said that operational efficiency was improved, while productivity increased and operational savings were likewise achieved. In addition, there was a stronger consolidation with the operations of Refrescos Nacionales, S.A., which resulted in improved synergies between both divisions. This will contribute to the achievement of better financial results within short and medium term for the benefit of our stockholders.

To conclude, it may be said that the year 2002 was an excellent one for the beer industry, since market trends of the past two years were reversed. In addition, we closed the year with a 75.9% share. It is our hope that, in 2003, we may be able to maintain the positive trends experienced in the year 2002.


PEPSI.

DIVISION DE BEBIDAS RNSA

El año 2002 fue un año muy positivo para esta División logrando crecimientos de 12.3 %.
En la categoría de Gaseosas hubo un crecimiento de 11.1 %. Dentro de las actividades más relevantes en esta categoría fue la ejecución del Programa de "Blue Door" e imagen en el punto de venta. Este proyecto consiste en la colocación de neveras de doble puerta, con sus respectivos patrones de exhibición en los clientes tipo "A". Este proyecto generó crecimientos por arriba del 50 % en estos clientes.
La marca PEPSI estuvo muy activa durante el Mundial Korea Japón 2002 y se realizaron diversas promociones y actividades generando degustación y promoviendo la imagen de la marca. Se lanzó la nueva Mirinda Fresa Xtrema al mercado la cual ha tenido un éxito con el consumidor juvenil.
La categoría de Malta creció un 25.3 % versus al año anterior, lo que trajo como consecuencia un aumento en el consumo per cápita de este producto y el crecimiento de la categoría de maltas dentro de la industria de gaseosas. Este crecimiento estuvo impulsado por el programa de "Blue Door", además de una disminución en el precio de la botella retornable para lograr una mejor competitividad dentro de la categoría de gaseosas.
A nivel de imagen, Malta Vigor se promovió a través del Béisbol Nacional, con la imagen de Carlos Lee, Panameño que juega en las Grandes Ligas. A finales de año se firmó contrato con los músicos Samy y Sandra Sandoval para la grabación de un "jingle" de radio.
La categoría de Lácteos mostró un crecimiento de 15.9 %. La leche NEVADA ha demostrado su fidelidad de marca y su liderazgo en la categoría de Larga Vida. Se participó en diversas actividades con las cadenas de Supermercados ya que este mercado se tornó más competitivo con la entrada de otros competidores con empaques de Larga Vida.
Para la leche La Chiricana se realizaron cambios del empaque de "pure pack" a "larga vida square", y se convirtió toda la venta a grado "A" ofreciéndole al consumidor un producto de la más alta calidad y se logró aumentar el precio de venta por litro. Como parte de la estrategia se inició la distribución de este producto en las cadenas de supermercado a escala nacional.
La categoría Bebidas creció en 1.5%. La marca Tampico mostró una tendencia negativa, sin embargo la distribución de

Libby's en las cadenas de Supermercados y las ventas de bebidas Lusita aportaron al crecimiento de esta categoría.

Dentro de los hechos más relevantes del año es importante mencionar el cierre de la planta de refrescos en Chiriquí y su consolidación en Panamá, además de una reestructuración de la operación comercial para el mejoramiento de las eficiencias y el rendimiento de la División.

Para el 2003 la División de Bebidas mantendrá un alto nivel de actividad en el mercado con el interés de aportar crecimiento y crear valor al Grupo. Existe una estrategia muy bien planteada con excelentes planes de ejecución que tienen el propósito de lograr el crecimiento en las diferentes categorías en donde competimos.

Beverages Division

The year 2002 was a very positive one for this Division which achieved a 12.3% growth.

The growth in the Carbonated Drinks category amounted to 11.1%. The most relevant activities in this category were the "Blue Door" Program and point of sale image. The project involved the placement of double door refrigerators with their respective exhibition patterns in the establishments of type "A" customers. As a result of this project growth among these customers exceeded 50%.

The PEPSI brand was very active during the Korea-Japan 2002 World Cup and various promotions and activities were carried out, such as sampling to promote the brand's image. Also, the new Mirinda Fresa Xtrema was launched and has turned out to be very successful among young consumers.

The Malta category experienced a 25.3% growth with respect to last year, with an increase in per capita consumption of this product and the growth of the Malta category within the carbonated drinks industry. The growth was promoted by the "Blue Door" program, as well as by the reduction in the price of the nonreturnable bottle to achieve greater competitiveness within the category of carbonated drinks.

Malta Vigor was promoted through the National Baseball Games with the image of Carlos Lee, Panamanian, who plays in the Great Leagues. In late 2002, a contract was signed with Samy and Sandra Sandoval for recording a radio "jingle".

In the Dairy Products category there was a 15.9% growth. NEVADA milk has proven its brand loyalty and leadership in the Long Life category. Several activities were carried out with the Supermarket chains, since this market became more competitive following the entry of other competitors with Long Life packages.

La Chiricana milk packaging was changed from "pure pack" to "long life square" and the entire product for sale was changed to grade "A", to thus offer the consumer a high quality product which allowed for increasing the selling price per liter. As part of the strategy, this product began to be distributed in the supermarket chains at the national level.


leche
GRADO A
Nevada
Nevada
EXTRA CALCIO
FREE
milk
GRADE A
Nevada
UHT
Long-Life Milk
Nevada
LECHE
Deslactosada
SEMIDESCREMADA
ULTRAPASTEURIZADA
Con Vitaminas A y D
Choco Rico
Nevada
EXTRA CALCIO
FREE
leche
Nevada

The Drinks category increased by 1.5%. The Tampico brand showed a negative trend; nevertheless, the distribution of Libby's in the supermarket chains and the sale of Lusita drinks contributed to the growth of this category.

Worth mentioning among the most relevant events of the year were the closing of the refreshments plant in Chiriqui and its consolidation in Panama, in addition to a restructuring of the commercial operation for improving the efficiency and yield of the Division.

For the year 2003, the Beverages Division will maintain a high level of activity in the market with a view to contributing to the growth of the Group and creating value. There is a very well planned strategy with excellent execution plans, whose purpose is to achieve growth in the different categories wherein we compete.

INFORME DE LOS AUDITORES INDEPENDIENTES

A la Junta Directiva y Accionistas de
Cervecería Nacional, S. A.

Hemos auditado el balance general consolidado adjunto de Cervecería Nacional, S. A. y sus subsidiarias (el Grupo) al 31 de diciembre de 2002, y los respectivos estados consolidados de resultados, y flujos de efectivo por el año terminado en esa fecha. Estos estados financieros consolidados son responsabilidad de la Gerencia del Grupo. Nuestra responsabilidad consiste en expresar una opinión sobre estos estados financieros consolidados con base en nuestra auditoría. Los estados financieros consolidados de Cervecería Nacional, S. A. y sus subsidiarias (el Grupo) al 31 de diciembre de 2001, fueron auditados por otros auditores quienes en su informe fechado el 15 de febrero de 2002, expresaron una opinión sin salvedades.

Efectuamos nuestra auditoría de acuerdo con las Normas Internacionales de Auditoría. Estas Normas requieren la planificación y la ejecución de la auditoría para obtener una seguridad razonable de que los estados financieros consolidados están libres de afirmaciones equívocas importantes. Una auditoría comprende el examen, en base a pruebas, de evidencias que respalden las cifras y las revelaciones en los estados financieros consolidados. Una auditoría comprende, asimismo, una evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la Gerencia, así como una evaluación de la presentación general de los estados financieros consolidados. Consideramos que nuestra auditoría provee una base razonable para nuestra opinión.

En nuestra opinión, los estados financieros consolidados presentan razonablemente, en todos sus aspectos importantes, la situación financiera del Grupo al 31 de diciembre de 2002, y los resultados consolidados de sus operaciones y sus flujos de efectivo por el año terminado en esa fecha de acuerdo con las Normas Internacionales de Contabilidad.



11 de febrero de 2003
Panamá, República de Panamá

El balance general consolidado y los estados consolidados de resultados y flujos de efectivo fueron tomados de los estados financieros consolidados que incluyen como parte integral la revelación de las políticas de contabilidad y las notas pertinentes, correspondientes a el año terminado el 31 de diciembre de 2002.

AUDITORS REPORT

The Board of Directors and Shareholders
Cerveceria Nacional, S. A.

We have audited the accompanying balance sheet of Cerveceria Nacional, S. A. and its subsidiaries (the Group) as of December 31, 2002, and the related consolidated statements of income, and cash flows for the year then ended, all expressed in U. S. dollars. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of Cerveceria Nacional, S. A. and its subsidiaries (the Group) as of December 31, 2001 were audited by other auditors, whose report dated February 15, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, all expressed in U. S. dollars, give a true and fair view of the financial position of the Group as of December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended in accordance with International Accounting Standards.

February 11, 2003
Panama Republic of Panama

The accompanying consolidated balance sheet and the related consolidated statements of income and cash flow were taken from the consolidated financial statements that include as a whole the disclosure of the accounting policies and the related notes, for the year ended December 31, 2002.



CERVECERIA NACIONAL, S. A.
Balances Generales Consolidados
Consolidated Balance Sheets

(En miles de dolares/in thousand US$)

Activos / Assets	Año terminado el / 31 de diciembre / 2002	Year ended December 31 2001
Activos corrientes / *Current assets:*		
Efectivo / *Cash*	B/. 5,491	B/. 6,157
Documentos y cuentas por cobrar, neto/ *Notes and accounts receivable, net*	15,773	22,304
Cuentas por cobrar - Afiliadas /*Accounts receivable - Affiliated*	10,002	0
Inventarios, netos / *Inventories, net*	19,600	24,480
Impuesto sobre la renta pagado por anticipado / *Prepaid income taxes*	3,862	4,139
Gastos pagados por anticipado / *Prepaid expenses*	720	1,540
Total activos corrientes / *Total current assets*	55,448	58,620
Inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio / *Investments and advances in affiliated companies, at equity*	12,194	9,655
Otras inversiones / *Other investments*	2,117	1,862
Fondo de cesantía/ *Severance and indemnity fund*	3,328	2,865
Propiedades, planta y equipos, netos / *Properties, plant and equipment, net*	94,397	113,219
Otros activos / *Other assets*	2,642	3,281
Total activos / *Total assets*	170,126	189,502
Pasivos e inversión de los accionistas / *Liabilities and shareholders' equity*		
Pasivos corrientes / *Current liabilities:*		
Préstamos por pagar / *Loans*	B/. 33,884	B/. 33,186
Bonos por pagar / *Corporate bonds payable*	1,000	0
Documentos y cuentas por pagar / *Notes and accounts payable*	11,851	24,209
Prestaciones y gastos acumulados por pagar / *Accrued expenses*	2,383	2,741
Impuesto sobre la renta por pagar / *Income tax payable*	9	0
Total pasivos corrientes / *Total current liabilities*	49,127	60,136
Préstamos por pagar, netos de porción corriente / *Loans, net of current portion*	17,499	21,683
Bonos por pagar / *Corporate bonds payable*	0	880
Cuentas por pagar, neto de porción corriente / *Notes payable, net of current portion*	0	86
Impuesto sobre la renta diferido / *Deferred income tax*	4,295	4,030
Total pasivos / *Total liabilities*	70,921	86,815
Interés de accionistas minoritarios en subsidiarias consolidadas / *Minority interest*	948	3,906
Compromisos y contingencias / *Commitments and contingencies*		
Inversión de los accionistas / *Shareholders' equity:*		
Acciones comunes, sin valor nominal / *Common stock, no par value:*		
Acciones autorizadas - 40,000,000 / *Authorized shares – 40,000,000*		
Acciones emitidas - 16,200,000/ *Issued shares – 16,200,000*	51,672	50,536
Utilidades retenidas/ *Retained earnings*	58,075	59,328
	109,747	109,864
Acciones en Tesorería 840,738 en el 2002 y 2001 / *Treasury Shares 840,738 at 2002 and 2001*	-11,490	-11,083
Total inversión de los accionistas / *Total shareholders' equity*	98,257	98,781
Total pasivos e inversión de los accionistas / *Total liabilities and shareholders' equity*	B/. 170,126	B/. 189,502



CERVECERIA NACIONAL, S. A.
Estados Consolidados de Resultados
Consolidated Statements of Income

(En miles de dolares/in thousand US$)

	Año terminado el / 31 de diciembre / 2002	Year ended / December 31 / 2001
Ventas netas / *Net sales*	143,041	147,382
Costo de ventas / *Cost of goods sold*	72,181	76,386
Contribución Marginal / *Gross profit*	70,860	70,996
Gastos de ventas, generales y administrativos / *Selling, general and administrative expenses*	56,680	60,862
Resultado de Operación / *Operational Income*	14,180	10,134
Otros ingresos / *Other income*	1,314	4,374
Alquileres ganados/ *Rent*	206	230
Intereses ganados / *Interest earned*	174	554
Ganancia en venta de propiedades / *Gain on sales of properties*	0	241
Dividendos ganados / *Dividends earned*	8	16
	1,702	5,415
Intereses y cargos financieros / *Interest and financial charges*	- 1,433	- 4,389
Participación en utilidades de compañías afiliadas / *Equity in earnings of affiliated companies*	-542	37
Utilidad antes de gastos de reestructuración / *Income before restructuring expenses*	13,907	11,197
Gastos de reestructuración / *Restructuring expenses*	5,384	0
Utilidad antes del impuesto sobre la renta / *Income before income taxes*	8,523	11,197
Impuesto sobre la renta/ *Income taxes:*		
Corriente / *Current*	310	277
Diferido / *Deferred*	498	344
Total impuesto sobre la renta / *Total income taxes*	808	621
Participación de accionistas minoritarios en Utilidad (pérdida) de subsidiaria consolidada / *Minority interest participation*	- 42	691
Utilidad neta / *Net income*	B/. 7,673	B/. 11,267

NOTAS COMPLEMENTARIAS
Notes to Consolidated Financial Statements

(En miles de dólares) / (in thousand USD)

1. Documentos y Cuentas por Cobrar / Notes and Accounts Receivable

	2002	2001
Clientes / Customers	B/. 15,049	B/. 22,370
Provisión para cuentas de cobro dudoso / Allowance for bad debts	- 962	- 2,062
	14,087	20,308
Empleados / Employees	64	222
Otras / Other	1,622	1,774
Total	B/. 15,773	B/. 22,304

2. Propiedades, Planta y Equipos / Properties, Plant and Equipment

	2002	2001
Maquinaria y equipo / Machinery and equipment	B/. 113,780	B/. 132,904
Edificio y Mejoras / Buildings and improvements	25,915	27,863
Terrenos / Land	19,389	19,728
Mobiliario y equipo de oficina / Furniture and office equipment	14,116	12,136
	173,200	192,631
Depreciación y amortización acumulada / Accumulated depreciation and amortization	- 79,470	- 83,085
	93,730	109,546
Construcciones en Proceso / Constructions in process	667	3,673
	B/. 94,397	B/. 113,219

3. Otras Inversiones / Other Investments

	2002	2001
Acciones de compañías Nacionales / Shares of Panamanian companies	B/. 1,400	B/. 1,714
Bonos agropecuarios de empresas privadas / Corporate bonds of Panamanian companies	50	50
Bonos del Estado / Goverment of Panama bonds	667	98
	B/. 2,117	B/. 1,862



4. Préstamos por Pagar / Bank Loans

	2002	2001
Cervecería Nacional, S.A.		
Lloyds Bank	B/. 7,320	B/. 8,760
HSBC Bank PLC	6,200	0
Banco Nationale de Paris, Paribas	2,000	2,500
City Bank N.A.	3,000	1,000
The Bank of Nova Scotia	21,563	21,107
Bank Boston, S.A.	4,800	3,500
Dresdner Bank	6,500	8,000
	51,383	44,867
Envases del Istmo, S.A.		
Bank Boston, S.A.	0	3,211
Banco del Istmo, S.A.	0	4,266
Banco Bilbao Vizcaya	0	797
Citibank, N.A.	0	1,728
	B/. 51,383	B/. 54,869

CERVECERIA NACIONAL, S. A.
Estados Consolidados de Flujos de Efectivo
Consolidated Statements of Cash Flows

(En miles de dolares/in thousand US$)

	Año terminado el / Year ended 31 de diciembre / December 31	
	2002	2001
Actividades de operación / ***Operating activities***		
Utilidad antes del impuesto sobre la renta, gastos de reestructuración y participación de accionistas minoritarios en subsidiaria consolidada / *Income before income tax, restructuring expenses and minority interest participation*	B/. 13,907	B/. 11,197
Ajustes para conciliar la utilidad antes del impuesto sobre la renta, gastos de reestructuración y participación de accionistas minoritarios en subsidiaria consolidada con el efectivo neto provisto por las actividades de operación: / *Adjustments to reconcile income before income tax, restructuring expenses and minority interest participation to net cash provided by operating activities:*		
Ganancia en venta de propiedades / *Gain on sales of properties*	0	-242
Depreciación y amortización / *Depreciation and amortization*	9,691	10,350
Provisión para documentos y cuentas de cobro dudoso / *Allowance for bad debts*	390	2,201
Impuesto sobre la renta corriente / *Corrent income tax*	- 310	- 278
Impuesto sobre la renta diferido / *Deferred income tax*	- 498	- 344
Amortización de botellas y cajas / *Amortization of bottles and cases*	3,163	2,989
Participación de accionistas minoritarios en utilidad (pérdida) de subsidiarias consolidadas / *Minority interest participation in earnings of consolidated subsidiaries*	- 42	692
Amortización Plusvalía/ *Amortization of Goodwill*	106	30
Amortización de concesiones y préstamos / *Concessions and loans amortization*	167	0
Intereses ganados / *Interest earned*	- 174	- 554
Dividendos ganados / *Dividends earned*	- 8	- 16
Intereses pagados / *Interest paid*	1,433	4,388
Participación en utilidades de compañías afiliadas / *Equity in earnings of affiliated companies*	542	- 37
Resultado de las operaciones antes de cambios en el capital de trabajo / *Operating Results before changes in working capital*	28,367	30,376
Cambios en activos y pasivos de operación: / *Changes in operating assets and liabilities:*		
Cuentas por cobrar / *Accounts receivable*	2,962	- 2,400
Cuentas por cobrar afiliada / *Accounts receivable affiliated*	- 10,001	0
Inventarios / *Inventories*	- 1,538	- 3,941
Impuesto sobre la renta pagado por anticipado / *Prepaid income taxes*	277	466
Gastos pagados por anticipado/ *Prepaid expenses*	297	1,206
Otros activos/ *Other assets*	186	- 291
Cuentas por pagar / *Accounts payable*	- 9,043	- 1,182
Fondo de jubilación / *Pension fund*	0	346
Prestaciones y gastos acumulados por pagar / *Accrued expenses*	- 186	263
Impuesto sobre la renta por pagar / *Income tax payable*	9	0
Flujos de efectivo antes de gastos de reestructuración / *Cash flows before restructuring expenses*	11,330	24,843
Gasto de reestructuración / *Restructuring expenses*	- 5,384	0
Efectivo neto provisto por las actividades de operación / *Net cash provided by operating activities*	5,946	24,843
Actividades de inversión / ***Investing activities***		
Fondo de cesantía / *Severance and indemnity fund*	- 594	- 610
Intereses ganados / *Interest earned*	174	554
Dividendos ganados / *Dividends earned*	8	16
Inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio / *Investments and advances in affiliated companies, at equity*	0	450
Valores comerciales negociables / *Marketable commercial securities*	0	3,720
Otras inversiones / *Other investments*	- 254	8
Adquisición de activo fijo, neto de retiros / *Acquisition of fixed assets, net of dispositions*	- 3,791	- 8,921
Efectivo neto usado en las actividades de inversión / *Net cash used in investing activities*	- 4,457	- 4,783
Actividades de financiamiento / ***Financing activities***		
Préstamos recibidos / *Proceed from loans*	35,200	41,776
Amortización de préstamos / *Amortization of loans*	- 28,684	- 50,531
Intereses pagados / *Interest paid*	- 1,433	- 4,389
Dividendos pagados / *Dividends paid*	- 7,373	- 7,447
Impuesto sobre la renta diferido / *Deferred income tax*	269	344
Interés de accionistas minoritarios / *Minority interest*	14	- 692
Acciones en tesorería / *Treasury Stock*	0	- 3,713
Efectivo neto (usado en) las actividades de financiamiento / *Net cash (used in) financing activities*	- 2,007	- 24,652
Disminución neta en el efectivo / *Net decrease in cash*	- 518	- 4,592
Efectivo al inicio del año / *Cash at beginning of year*	6,157	10,749
Efectivo al inicio del año de subsidiaria no consolidada / *Cash at beginning of year of subsidiary not consolidated*	- 148	
Efectivo al final del año / *Cash at end of year*	B/. 5,491	B/. 6,157



DATOS FINANCIEROS SOBRESALIENTES
Financial Highlights

VENTAS NETAS / Net Sales



USD (Mios.)
150
100
50
0
137.3
145.5
142.5
139.0
143.0
1998
1999
2000
2001
2002

A las ventas de años anteriores, se les eliminó las de Envases del Istmo, S.A., para efectos comparativos

UTILIDAD NETA/Net Income



USD (Mios.)
30.0
25.0
20.0
15.0
10.0
5.0
0.0
24.0
20.7
18.1
11.3
7.7
1998
1999
2000
2001
2002

DIVIDENDOS PAGADOS POR ACCION/ Dividends paid per share USD

DOLARES/ACCION / USD per share



USD
0.55
0.45
0.35
0.25
0.15
0.05
0.40
0.48
0.48
0.48
0.48
1998
1999
2000
2001
2002

RENDIMIENTO SOBRE PATRIMONIO/ Return Equity

UTILIDAD NETA/INVERSION DE LOS ACCIONISTAS
Net income/Shareholder Equity



RETORNO(%) / Return(%)
30%
20%
10%
0%
29.6%
23.3%
18.3%
11.4%
7.8%
1998
1999
2000
2001
2002


CERVECERIA NACIONAL, S.A.



CERVECERIA NACIONAL, S.A.

TELEFONO: 236-1400
APARTADO 6-1393
EL DORADO PANAMA
FAX: 236-1527

File No. 82-4704

20 de marzo de 2003

Estimado Señor Accionista:

La Junta Directiva, en reunión del 4 de febrero de 2003, aprobó el pago de dividendo de Cervecería Nacional, S.A. para el año 2003, a razón de B/.0.48 centavos por acción y pagadero de la siguiente forma:

Dividendo	**Fecha de Dividendo**	**Accionistas Registrados hasta**
B/.0.12	**20 de marzo de 2003**	8 de marzo de 2003
B/.0.12	20 de junio de 2003	6 de junio de 2003
B/.0.12	23 de septiembre de 2003	9 de septiembre de 2003
B/.0.12	23 de diciembre de 2003	9 de diciembre de 2003

Adjunto encontrará su cheque correspondiente al pago del **primer** dividendo del año 2003.

Cordialmente,

Dario Castaño Zapata
Presidente Ejecutivo

/pl

adj.



CERVECERIA NACIONAL, S.A.

TELEFONO: 236-1400
APARTADO 6-1393
EL DORADO PANAMA
FAX: 236-1527

File No. 82-4704

March 20, 2003

Dear Stockholder:

We are pleased to inform you that our Board of Directors has approved in the meeting of February 4th, payment of the dividend of year 2003 for US$0.48 net per share, payable as follows:

Dividend	Date of Payment	Stockholder Registration Deadline
US$0.12	**March 20, 2003**	March 8, 2003
US$0.12	June 20, 2003	June 6, 2003
US$0.12	September 23, 2003	September 9, 2003
US$0.12	December 23, 2003	December 9, 2003

Enclosed you will find check covering the first dividend of 2003.

Very truly yours,

Dario Castaño Zapata
Executive President

/pl

encls.


Comisión Nacional de Valores
República de Panamá

File No. 82-4704

ACUERDO No.18-00
(de 19 de mayo del 2000)
ANEXO No.1

FORMULARIO IN-A
INFORME DE ACTUALIZACION ANUAL
AL TÉRMINO DEL AÑO 2002

CERVECERIA NACIONAL S.A.

PRIMERA PARTE

I. INFORMACION DE LA COMPAÑIA

A. HISTORIA Y DESARROYO DE LA SOLICITANTE

1. La razón social y el nombre comercial de la empresa es CERVECERÍA NACIONAL, S.A.
2. La empresa está constituida conforme a las leyes de la República de Panamá.
3. CERVECERÍA NACIONAL, S.A., se encuentra inscrita a Tomo 3, Folio 102, Asiento 260 de la sección de Personas (Mercantil) del Registro Público de la República de Panamá desde el día veinticuatro (24) de septiembre de 1914, actualizada a la Ficha: 12769; Rollo: 557; Imagen: 43, de la sección de Micropelícula (Mercantil).
4. El domicilio comercial de la empresa es:

Vía Simón Bolivar y Ricardo J. Alfaro, La Locería, República de Panamá
Apartado Postal 6-1393, El Dorado
Panamá, República de Panamá
Teléfono (507) 236-1400
Fax (507) 236-4195
Correo Electrónico: info@cerveceria-nacional.com

Cervecería Nacional, S. A. y sus subsidiarias se dedican a la fabricación, distribución y venta de cervezas y bebidas gaseosas refrescantes, principalmente para consumo local; además, distribuyen y venden los productos Tampico, Libbys y Nevada. Entre sus principales proveedores están: Vidrios Panameños, S. A., Compañía Azucarera La Estrella, S. A., Malteurop, Cargil Malt, N.V. Boormalt, Arancia Corn Products, S. A. de C.V., Hopsteiner, Inc., Gusmercellulo, Atlantic Industries y Pepsi-Cola Manufacturing Co. of Uruguay S.R.L.

En noviembre de 2002 Capitales y Tenencias, S. A. vendió 1,616 acciones de la sociedad Envases del Istmo, S. A., compañía relacionada que se dedica principalmente a la manufactura de envases de aluminio para cervezas y bebidas gaseosas. Como resultado de esta operación, Capitales y Tenencias, S. A. posee ahora una participación de un 49% en esta compañía. El estado consolidado de resultados recoge bajo el método de participación la proporción de los resultados de las operaciones de esta empresa que corresponden a Capitales y Tenencias, S. A.

En enero de 2001 Cervecería Nacional, S. A. constituyó la sociedad Balboa Beer Import Company en el Estado de la Florida. El capital social de la sociedad está representado por un certificado de 10,000 acciones comunes con un valor nominal de $1.00 cada una, emitido a favor de Cervecería Nacional, S.A. La sociedad está organizada para realizar cualquier actividad o negocio permitido bajo las leyes del Estado de la Florida y de los Estados Unidos de Norte América. Al 31 de diciembre de 2002, esta sociedad no ha registrado operaciones.

En junio del 2001 Refrescos Nacionales, S. A. adquirió las marcas, registros sanitarios, equipos de procesamiento y distribución del negocio de leche fresca y derivados de Lecherías Unidas, S. A., empresa regional que hasta la fecha procesa y mercadea productos bajo las marcas: La Chiricana, Lusita y Body Koolant, entre otras. Con esta adquisición se consolida la posición de Refrescos Nacionales, S. A. en el mercado para las áreas de Chiriquí, Bocas del Toro y Veraguas, a la vez, fortalece su cartera de marcas y productos.

En septiembre de 2001, la administración de Distribuidora Comercial, S.A. fusionó esta empresa con Financiera Pasadena, S.A., continuando como única sociedad sobreviviente la sociedad Distribuidora Comercial, S.A. Financiera Pasadena, S.A. se dedicaba a otorgar préstamos a clientes de compañías afiliadas.

Las principales entidades financieras con las que mantiene relaciones CNSA son el Primer Banco del Istmo, S. A., The Bank of Nova Scotia, Lloyds TSB Bank PLC, Dresdner Bank Lateinamerika, AG HSBC Bank, PLC Banco Nationale de París, Paribas y BankBoston.

La deuda total no garantizada ascendía al 31 de diciembre de 2002 a Bl/.31,140,000 y la deuda total garantizada ascendía a esa misma fecha a Bl/.20,243,478.

La estructura de capital de la empresa CNSA al 31 de diciembre de 2001 se presenta a continuación:

Inversión de Accionistas		
Capital emitido (sin valor nominal; acciones comunes autorizadas: 40,000,000: emitidas: 16,200,000 y en circulación: 15,359,262 en el 2002 y 2001)	**51,672,163**	50,536,143
Utilidades retenidas	**58,075,336**	59,327,807
	109,747,499	109,863,950
Acciones en Tesorería: 840,738 en el 2001 y 507,490 en el 2000	**(11,490,489)**	(11,083,221)
Inversión de Accionistas	**B/.98,257,010**	B/.98,780,729

Las sociedades Bavaria, S.A., Compañía de Cervezas Nacionales, C.A. y Latin Development Corporation presentaron una oferta pública de acciones (OPA) para la compra de un mínimo del 51% de las acciones emitidas y en circulación con derecho a voto de Cervecería Nacional S.A. a un precio de Bl/.18.50 por acción. Como resultado, dichas empresas adquirieron en conjunto, aproximadamente, el 91.5% de las acciones comunes emitidas y en circulación con derecho a voto que al 31 de diciembre de 2001 sumaban 15,359,262.

B. PACTO SOCIAL Y ESTATUTOS DEL SOLICITANTE

1. No existen en el pacto social ni en los estatutos disposiciones que sean aplicables a contratos o negocios entre CNSA y sus Directores o Dignatarios.
2. No existen disposiciones en el pacto social o en los estatutos que hagan referencia a la capacidad de los Directores, Dignatarios, Ejecutivos o Administradores para votar en favor o encontra de alguna propuesta, arreglo o contrato en el que tengan interés; para votar a favor o en contra de una compensación para sí mismos o que les imponga la obligación de retirarse por motivos de edad.

3. Para ser Director se deben poseer doscientas (200) acciones como mínimo. Los Dignatarios son escogidos de entre los miembros de la Junta Directiva, por lo cual ellos también poseen o deben poseer al menos doscientas (200) acciones.
4. El pacto establece expresamente en el numeral 8 que la Asamblea General de Accionistas legalmente reunida constituye el poder supremo de la sociedad pero en ningún caso podrá privar por un voto de la mayoría a los accionistas de sus derechos adquiridos ni imponerles un acuerdo que contradiga el Pacto Social.
5. Las Asambleas Ordinarias se efectúan anualmente en la fecha y lugar que determinen el Pacto Social o la Junta Directiva y las mismas se llevarán a cabo en la República de Panamá. La citación es efectuada por escrito a cada accionista y, adicionalmente, se publica un aviso en un diario de circulación nacional. Las Asambleas Extraordinarias pueden ser convocadas por la Junta Directiva cuando ésta lo considere pertinente. Adicionalmente El Presidente o la Junta Directiva deberán convocar a la Asamblea General de Accionistas a una reunión Extraordinaria cuando así lo soliciten por escrito uno o más accionistas que representen por lo menos un cinco por ciento (5%) de las acciones emitidas y en circulación. Las Asambleas Extraordinarias podrán ser convocadas judicialmente en los casos y condiciones que la ley lo permita. Igualmente, requieren de aviso por escrito que es remitido a cada accionista y, adicionalmente, se publica un aviso en un diario de circulación nacional. Estas Asambleas también deberán tener lugar en la República de Panamá.
6. No existen limitaciones en cuanto a los derechos para ser propietario de las acciones de CNSA.
7. No existen disposicisiones en el pacto social, estatutos o acuerdos de accionistas que limiten, difieran, restrinjan o prevengan el cambio de control accionario de CNSA o sus subsidiarias, en caso de fusión, adquisición o reestructuración.
8. El pacto social no establece condiciones especiales referentes a modificaciones del capital social.

C. DESCRIPCIÓN DEL NEGOCIO

1. GIRO NORMAL DE NEGOCIOS:

Cervecería Nacional, S.A. y sus subsidiarias se dedican principalmente, a la fabricación, envase y comercialización de cervezas, maltas, refrescos, leche y bebidas gaseosas en diferentes recipientes. Entre sus principales proveedores están: Vidrios Panameños, S.A., Compañía Azucarera la Estrella, S.A., Malteurop, Cargil Malt, N.V., Boormalt, Arancia Corn Products, S.A. de C.V., Hopsteiner, Inc., Gusmercellulo, Atlantic Industries y Pepsi-Cola Manufacturing Co. of Uruguay S.R.L.

Los principales activos fijos de Cervecería Nacional, S.A. lo constituyen:

a) el equipo de procesamiento para la fabricación de cervezas y maltas;
b) los tanques de fermentación y maduración;
c) los filtros y tanques finales;
d) el equipo de laboratorio y las líneas de envase de cerveza en botellas, latas y cilindros;
e) los tanques y el equipo de laboratorio para refrescos;
f) el equipo y los talleres de apoyo;
g) el equipo rodante para la distribución de productos, neveras, talleres de automecánica, de refrigeración, de electricidad y de rótulos, y
h) los edificios y terrenos localizados a lo ancho y largo de la República de Panamá.

La mayoría de las instalaciones arriba enumeradas se encuentran ubicadas en seis y media (6.5) hectáreas de terreno localizadas en la intersección de la Avenida Ricardo J. Alfaro y la Vía Transísmica, en la ciudad de Panamá.

Recientemente, la empresa construyó una nueva y moderna planta de distribución y mercadeo de sus productos en la localidad de Juan Díaz para atender un sector de rápido crecimiento poblacional. Además, la empresa es dueña de varios inmuebles que operan como centro de distribución en el interior del país. Cervecería Nacional lleva a cabo, constantemente, programas de automatización, modernización y ampliación de sus instalaciones lo cual incrementa el nivel de producción y distribución. Al momento, la planta central de Cervecería Nacional, S.A., posee una capacidad para producir US$1.5 millones de Hectolitros de cerveza al año.

El siguiente cuadro muestra el programa de inversiones de la empresa para el periodo 1995 – 2002.

Cervecería Nacional, S.A.
Proyectos de Inversión
Cantidades en miles de dólares

Año	1995	1996	1997	1998	1999	2000	2001	2002
Inversión	*9,391*	*7,218*	*7,041*	*10,762*	*20,963*	*5,840*	*9,497*	*4,122*

1. *Producción y Distribución de Cervezas*

La empresa, en lo que a comercialización respecta, se caracteriza por el alto posicionamiento de sus productos y por su liderazgo inequívoco en lo que a participación de mercado se refiere. Al 31 de diciembre de 2002 dicha participación aumentó de 71.6% a 75.9% del mercado total de cervezas en la República de Panamá, incluyendo la comercialización de cervezas importadas.

En el año 2002 el mercado de cervezas tuvo un crecimiento de 5.5% reversando así la tendencia de los últimos dos años. Sin embargo nuestras marcas crecieron 12% durante el mismo período. Nuestro crecimiento en hectolitros de cervezas, tanto nacionales como importadas, fue de 10.7% con relación al año anterior. La razón principal de este cricimiento fue la implementación y ejecución de estrategias de ventas, promociones y mercadeo para reactivar el consumo. Esto a pesar de que la economía solamente creció en 0.5%.

La marca de mayor crecimiento durante el año 2002 fue Atlas, la cual aumentó su participación a algo más del 62% de todas las cervezas producidas en Panamá. Esto apoyada con políticas de precios y promociones que atendieron las necesidades de los consumidores de todas las edades y estratos sociales.

La marca Balboa también mostró un crecimiento en la participación. Esta estuvo apoyada en una nueva campaña publicitaria dirigida al joven adulto, teniendo muy buena aceptación por el grupo objetivo. La marca Balboa Ice también mantuvo su participación en el segmento adulto joven de clase media y alta. Los consumidores de esta marca demostraron una gran fidelidad de compra, ya que las inversiones que se hicieron durante el año 2002 fueron limitadas.

Es importante mencionar que a finales de 1995, la empresa llegó a un acuerdo de gran importancia estratégica con Anheuser - Busch y se convirtió en el distribuidor exclusivo para la República de Panamá de sus líneas de cervezas liderizadas por BUDWEISER y BUD ICE. De igual forma, en octubre de 1996 se firma un acuerdo con la Cervecería Modelo, S.A. de C.V. de México para distribuir en forma exclusiva la reconocida cerveza CORONA EXTRA

Cervecería Nacional, S.A. muestra un gran optimismo ya que la baja en aranceles no parece inquietar la industria cervecera nacional.

Los distintos tipos de envases que presentan las cervezas que distribuye Cervecería Nacional, S.A. son: botella, lata y Kegs.

2. *Producción y Distribución de Bebidas Gaseosas*

La división de bebidas gaseosas inició con la producción y distribución de diversas marcas de gaseosas de la línea Canada Dry, como lo son: Spur Cola, Hi Spot, Tuti, Manzana, Piña, Naranja, Club Soda, Ginger Ale, Quinac, Club Soda, entre otras. No fue hasta 1999 cuando la empresa adquiere acciones de la empresa Cia. Panamericana de Orange Crush S.A. (Pepsi), ocurriendo así la fusión de estas empresas. Fue así como creció la participación de mercado con la producción y distribución de líneas de productos que pertenecían a grupo Pepsi, como son: Pepsicola, Seagram's, Orange Crush, Squirt, Seven-Up, Soda Mil, entre otras.

Hoy en día se cuenta con las siguientes marcas: PEPSI, SEVEN UP, MIRINDA, ORANGE CRUSH, SQUIRT Y CANADA DRY.

El año 2002 fue un año muy positivo para esta División logrando crecimientos del 12.3%. En la categoría de Gaseosas hubo un crecimiento de 11.1 %. Dentro de las actividades más relevantes en esta categoría fue la ejecución del Programa de "Blue Door" e imagen en el punto de venta. Este proyecto consiste en la colocación de neveras de doble puerta, con sus respectivos patrones de exhibición en los clientes tipo "A". Este proyecto generó crecimientos por arriba del 50 % en estos clientes.

La marca PEPSI estuvo muy activa durante el Mundial Korea Japón 2002 y se realizaron diversas promociones y actividades generando degustación y promoviendo la imagen de la marca. Se lanzó la nueva Mirinda Fresa Xtrema al mercado la cual ha tenido un éxito con el consumidor juvenil.

La categoría de Malta creció un 25.3 % versus al año anterior, lo que trajo como consecuencia un aumento en el consumo per capita de este producto y el crecimiento de la categoría de maltas dentro de la industria de gaseosas. Este crecimiento estuvo impulsado por el programa de "Blue Door", además de una disminución en el precio de la botella retornable para lograr una mejor competitividad dentro de la categoría de gaseosas.

A nivel de imagen, Malta Vigor se promovió a través del Beisbol Nacional, con la imagen de Carlos Lee, Panameño que juega en las Grandes Ligas. A finales de año se firmó contrato con los músicos Samy y Sandra Sandoval para la grabación de un "jingle" de radio.

Dentro de los hechos más relevantes del año es importante mencionar el cierre de la planta de refrescos en Chiriquí y su consolidación en Panamá, además de una reestructuración de la operación comercial para el mejoramiento de las eficiencias y el rendimiento de la División.

3. *Producción y Distribución de Productos Lácteos*

El segmento de productos lácteos inicia en 1994 con la distribución de leche tetrapack y el nuevo producto de leche Nevada. En 1997 se fusionan U.H.T. S.A. con Refrescos Nacionales, S.A. En 1999 se lanzan al mercado dos (2) nuevos productos los cuales pertenecen a mercados diferentes: la leche "Nevada" evaporada y leche en polvo "Milex".

El mercado de leche evaporada nacional era casi un monopolio. Por lo tanto, la venta inicial de este nuevo producto no fue muy fácil, sin embargo, con el tiempo el consumidor empieza a reconocer las ventajas de esta nueva leche evaporada, como son el abridor fácil e instantáneo y el grado de esta leche. El producto competidor, Leche Ideal, es un producto de Grado C, mientras que la leche evaporada Nevada es leche Grado A. La leche Milex ha sido todo un éxito en el mercado, llegando a captar un 25% del mercado de leche en polvo.

En el año 2001, Refrescos Nacionales, S.A. adquiere una empresa local llamada Lecherías Unidas, S. A. la cual mantenía aproximadamente el 8% del mercado lácteo a nivel nacional operando en la provincia de Chiriquí.

Para el año 2002 la categoría de Lácteos mostró un crecimiento de 15.9 %. La leche NEVADA ha demostrado su fidelidad de marca y su liderazgo en la categoría de Larga Vida. Se participó en diversas actividades con las cadenas de Supermercados ya que este mercado se tornó más competitivo con la entrada de otros competidores con empaques de Larga Vida.

Para la leche La Chiricana anteriormente propiedad de la empresa Lecherías unidas, S.A. se realizaron cambios del empaque de "pure pack" a "larga vida square", y se convirtió toda la venta a grado "A" ofreciéndole al consumidor un producto de la más alta calidad y se logro aumentar el precio de venta por litro. Como parte de la estrategia se inició la distribución de este producto en las cadenas de supermercado a escala nacional.

4. *Producción y Distribución de Bebidas (Jugos)*

El segmento de jugos está compuesto por los productos, Tampico, el cual se lanzó al mercado en septiembre de 1997 y el cual ha tenido una excelente acogida en el mercado nacional y la marca "Lusita" anteriormente propiedad de la empresa Lecherías Unidas, S.A.

La categoría Bebidas creció en 1.5%. La marca Tampico mostró una tendencia negativa, sin embargo la distribución de Libby's en las cadenas de Supermercados y las ventas de bebidas Lusita aportaron al crecimiento de esta categoría.

Para el 2003 la División de Bebidas mantendrá un alto nivel de actividad en el mercado con el interés de aportar crecimiento y crear valor al Grupo. Existe una estrategia muy bien planteada con excelentes planes de ejecución que tienen el propósito de lograr el crecimiento en las diferentes categorías en donde competimos.

5. *Re-exportaciones*

Cervecería Nacional, S.A. inició desde hace varios años atrás una política de exportaciones de ciertas líneas como lo son Lowenbrau y gaseosas a Centroamérica. Adicionalmente, se re-exporta la cerveza Austral al mercado Chileno, siendo competitiva en precio y calidad.

Refrescos Nacionales, S.A. inició desde hace varios años atrás una política de exportaciones de ciertas líneas de gaseosas a Centroamérica. Adicionalmente la empresa importa un producto llamado Milex, cuyo origen es de Dinamarca.

2. DESCRIPCIÓN DE LA INDUSTRIA:

La Industria Cervecera en la República de Panamá

La industria cervecera panameña nace en 1909 con la creación de Panama Brewing and Refrigerating Company. Desde su fundación, hasta 1939, la empresa competía con dos (2) cervecerías locales que fueron adquiridas posteriormente. En 1957, algunos miembros de la Junta Directiva de la empresa deciden establecer una nueva cervecería denominada Cervecería del Barú, S.A.

Desde la fecha antes mencionada, ambas empresas han competido intensamente, a pesar del oligopolio existente en el mercado panameño. Dicha situación beneficia al consumidor panameño al tener ambas cervecerías que fabricar, constantemente, productos de alta calidad, a un menor costo y venderlos a los niveles de precios más bajos posibles.

La industria de cervezas en Panamá, es altamente competitiva y con un mercado bastante maduro. El consumo per cápita de cervezas es de 47 litros por año, el más alto de América Central e inclusive uno de los consumos más altos de Latinoamérica.

La principal barrera de entrada es el alto posicionamiento de las marcas nacionales y el hecho de que la cerveza sea un producto más bien regionalista. Las cervezas importadas tienen un arancel sostenible, sin embargo, la preferencia de los consumidores se orienta hacia el producto nacional.

Otra barrera de entrada es la distribución, ya que la industria de la cerveza depende en gran medida de la capacidad de abastecer adecuadamente el mercado y tener presencia a nivel nacional, lo cual representa un alto costo si se desea comenzar desde cero.

Además, es muy costoso entrar con una planta productora en Panamá, ya que el mercado es pequeño y maduro, sin oportunidades exponenciales de crecimiento.

Las barreras de salida, son el alto nivel tecnológico que hay, y la fuerte inversión que debe realizarse para competir en el mercado desde la etapa productora.

El uso del capital es intenso, por el alto nivel de inversiones en tecnología y procesos que involucra, y no tan intenso en mano de obra, ya que muchos procesos son automatizados. La fuerza de ventas es muy intensa y la cadena de distribución también lo es.

El segmento de bebidas gaseosas, tiene un alto potencial de crecimiento, así como los mercados de lácteos, bebidas y jugos también. La competencia de las colas es intensa, y busca ganar participación de mercado.

Un estudio del mercado local, realizado por la empresa, estableció el perfil del consumidor de cervezas panameño: (i) el setenta por ciento (70%) del consumo se concentra en las edades entre los diecisiete (17) y los treinta y cinco (35) años, (ii) el tomador fuerte de cerveza bebe como promedio once (11) cervezas por servida, (iii) el tomador de cerveza regular alrededor de ocho (8) cervezas por servida, y (iv) el tomador ocasional cinco (5) cervezas por servida. Cabe aclarar, que debido a las altas temperaturas en Panamá, las cervezas contienen un bajo grado de alcohol que oscila entre 2.6% y 3.6% por volumen.

La malta, la azúcar refinada, el arroz, la semola de maíz, el lúpulo, el agua y los estabilizadores son la materia prima necesaria para la elaboración de las cervezas. La levadura, que debe ser utilizada en el proceso de fermentación, juega un papel importante. La malta y el lúpulo son adquiridos, fácilmente, en el mercado internacional. La mayoría de los ingredientes utilizados por las cervecerías panameñas provienen de Francia, Dinamarca, Alemania y Estados Unidos. Los principales proveedores de la materia prima son: Malteries Soufflet proveedor de Maltas, Bavaria Maltings proveedor de Maltas, Arancia Corn Products, S.A. de C.V. proveedor de Almidón de Maíz y Hopteiner, Inc. proveedor de lúpulo.

Cervecería Nacional participó activamente en las negociaciones bilaterales entre Panamá y los Estados Unidos para la adhesión de Panamá a la Organización Mundial de Comercio. Ambos países llegaron a un acuerdo satisfactorio sobre el tratamiento arancelario que se le dará a la importación de cerveza. La ley que elimina el impuesto de producción y que crea el impuesto selectivo a la cerveza de producción nacional o importada acarrea otros beneficios importantes para la industria cervecera nacional. Dicha ley entró en vigencia el 15 de julio de 1997.

Competencia

La competencia local de Cervecería Nacional, S.A. es la sociedad denominada Cervecerías Barú-Panamá, S.A que cuenta con el 24.1% del mercado de las cervezas nacionales. Nuestra empresa tenía a diciembre de 2002, el 75.9% de este mercado. Ambas cervecerías compiten a través de los medios publicitarios tradicionales promocionando la calidad de sus productos.

Además, las importaciones de cervezas representan el 4% del mercado total, y Cervecería Nacional, participa en este mercado, con las marcas Busch, Budweiser, Bud-Ice, Corona y Fosters.

En el segmento de bebidas gaseosas, el principal competidor es Coca Cola de Panamá, Cía. Embotelladora. Nuestra participación en este segmento se calcula en 34%. Nuestra marca, Pepsi ha ido ganando participación en los últimos años, y las estrategias comerciales han abonado mucho en este sentido.

En cuanto a los lácteos, nuestra marca Nevada, de alto valor percibido, como una leche de una alta calidad, así como otras marcas como La Chiricana y Milex, que es leche en polvo importada, nos permiten tener una participación en este segmento ligeramente superior al 20%. Nuestra principal competencia es Industrias Lácteas, con su marca "Estrella Azul", la cual es líder en este mercado seguida de Productos Lácteos San Antonio con la marca Superior, Sociedad de Alimentos de Primera, S.A. con la marca Bonlac y Nestlé Panamá, S.A.

Es importante, para el inversionista, conocer aspectos relevantes sobre el negocio cervecero al momento de analizar a la empresa. En esta sección comentaremos, únicamente, sobre el negocio principal de la empresa.


PARTICIPACION DE MERCADO
Diciembre 2000
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Atlas
Soberana
Balboa
Panama

PRODUCTO	% MERCADO	EMPRESA PRODUCTORA
Cerveza Panamá	**8%**	**Cervecería Barú-Panamá, S.A.**
***Cerveza Balboa*[1]**	***13.00%***	***Cervecería Nacional, S.A.***
Cerveza Soberana	**18.80%**	**Cervecería Barú-Panamá, S.A.**
Cerveza Atlas	***57.80%***	***Cervecería Nacional, S.A.***

Fuente: Contraloría General de la República de Panamá

El gráfico arriba expuesto muestra claramente que hasta diciembre de 2000 la cerveza Atlas, producida por Cervecería Nacional, S.A., **es el producto líder en el mercado nacional.**

El inversionista podrá notar, en la gráfica arriba descrita, la participación al 31 de diciembre 2000 de ambas cervecerías en el mercado panameño:

Indicadores Financieros-Operativos	**Cervecería Nacional, S.A. (Al 31 de dic. 2002)**	**Cervecería Barú-Panamá (Al 30 de jun. 2002)**
Rendimiento sobre patrimonio	7.8%	-13.34%
Rendimiento sobre activos totales	4.5%	-8.66%
Rendimiento sobre ingresos totales (Utilidad neta/Ingresos totales)	5.3%	-14.73%
Utilidad neta sobre ventas	5.4%	-15.05%
Ventas Totales *(Miles de US$)*	US$143,041,263	US$30,827,198
Participación de mercado	75.90%	28.40%

[1] Incluye la cerveza Balboa Ice


Participación de mercado
a Diciembre del 2002
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
24.10%
CNSA
BPSA

CNSA-Cervecería Nacional, S.A.
BPSA-Cerveceria Barú-Panamá, S.A.
Fuente: Perfil Empresarial, publicado por la Bolsa de Valores de Panamá, S.A.

En opinión de la administración, algunas de las principales fortalezas que presenta la empresa Cervecería Nacional, S.A. al compararse con Cervecería Barú-Panamá, S.A. son: (i) su mayor capacidad de innovación, (ii) sistema de distribución con mayor cobertura, capacidad y eficiencia, (iii) mayor capacidad de producción, (iv) cartera de productos con las principales marcas nacionales e internacionales, (v) ventas de producto líder del mercado, (vi) liderazgo profesional, enfocado a las necesidades y cambios del mercado y (vii) manejo e interpretación exitosa de la información.

El Proceso de Fabricación de Cervecería Nacional, S.A.

Con el fin de ilustrar al posible inversionista, abajo encontrará algunas etapas del proceso de fabricación de la cervezas en la empresa:

Molino y Macerador

En esta etapa, la malta se pasa a través de una cernidora y despedradora para separar los granos que luego se muelen. La malta proviene de la cebada, un grano que a través de un complejo proceso controlado de germinación se convierte en cebada malteada.

Macerador y Cocedor de Adjuntos

La malta molida se introduce en unas cubas de acero inoxidable y se mezcla con agua, en constante agitación y en temperaturas entre 45 y 76 grados centígrados. Luego comienzan las transformaciones enzimáticas. Las proteínas son convertidas en aminoácido y el almidón en azúcares fermentables. Una parte de las azúcares fermentables provenien de adjuntos como maíz. En el proceso de maceración se extraen las vitaminas y minerales provenientes de la malta.

Cuba Filtro y Paila de Ebullición

La cuba filtro, usualmente llamada Lauter, es un recipiente de gran capacidad con un piso falso ranurado que actúa como filtro, permitiendo la separación del líquido denominado mosto de la fracción insoluble de la mezcla conocida como afrecho. El afrecho es rico en proteínas, fibras y tiene aplicación industrial cómo valioso alimento para el ganado de leche.

El mosto obtenido es transferido a una paila donde es hervido con lúpulo durante 80 minutos. La cocción del mosto tiene las siguientes finalidades: (1) extraer sustancias aromáticas y amargas típicas del lúpulo; (2) inactivar las enzimas de la malta; (3) evaporar una parte del agua para obtener la concentración requerida y (4) estelirizar el mosto.

Tanque Remolino y Enfriador de Mosto

El mosto caliente es enviado a un tanque que a través de fuerzas centrífugas separa del líquido los sedimentos y partículas insolubles todavía presentes. El mosto sin impurezas pasa por un enfriador, que reduce la temperatura del líquido rápidamente, para que pueda pasar a la próxima etapa: la fermentación.

Fermentación

Luego de ser enfriado, se le inyecta aire al mosto y luego se le agrega levadura para iniciar el proceso de fermentación. Este se lleva a cabo en tanques cilíndricos cónicos de acero inoxidable con capacidad de hasta 500,000 litros cada uno. En la fermentación, cuya duración es de 7 a 10 días, la levadura convierte los azúcares del mosto en alcohol etílico, CO2 y en compuestos aromáticos adicionales proporcionándole el carácter típico de la cerveza.

Maduración

Posterior a la fermentación comienza la maduración de lo que se conoce como cerveza joven. Esta se realiza a una temperatura de 0 grados centígrados durante dos semanas aproximadamente. En la maduración se precipitan sustancias insolubles y se sedimenta la levadura aún en suspensión las cuales se extraen de la mezcla. En esta fase de envejecimiento, la cerveza adquiere su sabor y aroma caraterístico.

Filtro

Con el propósito de eliminar las sustancias insolubles y levaduras que pudieran quedar después de la maduración y darle el brillo y claridad exigido por el consumidor, la cerveza es pasada por un filtro al cual se le adiciona material filtrante, que le permite obtener su estabilidad física, química y biológica. Durante esta fase, se le agrega el volumen necesario de gas carbónico, producido y recuperado durante la fermentación. El gas carbónico da frescura a la cerveza, la hace apetecible y promueve la formación de espuma.

Envasado

Cervecería Nacional, S.A. cuenta en su sala de envase con 2 líneas para el llenado de cerveza y malta en botellas de vidrio con velocidades de 900 y 1500 bpm, una línea para el llenado de refrescos en botella de vidrio con velocidad de 900 bpm, una línea para el llenado de latas de aluminio con capacidad de 1,000 latas por minuto, una línea para el envasado de refrescos en botellas plásticas pet con velocidad de 180 botellas por minuto y una línea para llenado de cerveza en cilindros (conocidos como kegs) de 65 cilindros por hora.

Los equipos de las líneas de envasado son controlados por computadoras utilizando la más alta y sofisticada tecnología. Entre los equipos más modernos están los inspectores de las botellas vacías que seràn llenadas, los que cuentan con un sistema de cámaras muy avanzado que permite examinar las botellas por dentro y por afuera, garantizando una alta seguridad higiénica de todos los productos que fabrica, envasa y distribuye.

La Industria de Bebidas Gaseosas en Panamá

La producción de bebidas gaseosas en Panamá se ha visto incrementada en un 5.5% anual de 1995 a 2002. A diciembre de 2002, la producción de gaseosas era de 166 millones de litros.

PRODUCCION

Años	Miles de Litros
1995	114,004
1996	115,479
1997	131,735
1998	140,038
1999	139,443
2000	146,177
2001	146,046
2002	166,618

* Fuente: Contraloría General de la República

PRODUCCIÓN ANUAL DE GASEOSAS


180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
1996
1997
1998
1999
2000
2001
2002
Mercado
115,479
131,735
140,038
139,443
146,177
146,046
166,618

* Fuente: Contraloría General de la República

Actualmente la producción nacional representa 98.3% del total de bebidas gaseosas. La importación es muy pequeña 1.7% y las exportaciones representan aproximadamente 0.1%.

Para el año 2002 la participación del mercado de Cervecería Nacional, S.A. en la industria de bebidas gaseosas a través de su subsidiaria RNSA era de aproximadamente 42% mientras que la competencia cuenta con el 58% de la participación.

En el 2002 la industria de bebidas gaseosas creció un 13.9%, según datos estadísticos de la Contraloría General de la República.

Mes	2001							2002						
	Mercado		Producción nacional		Importaciones		Exportaciones (miles de litros)	Mercado		Producción nacional		Importaciones		Exportaciones (miles de litros)
	Miles de litros	%	Miles de litros	%	Miles de litros	%		Miles de litros	%	Miles de litros	%	Miles de litros	%	
TOTAL.....	146,269	100.0	144,991	98.8	1,711	1.2	433	166,618	100.0	163,950	98.3	2,911	1.7	243

* Fuente: Contraloría General de la República

La industria de la bebida gaseosa, en la actualidad, cuenta con dos productores, ambos operan con franquicias y forman parte de otras industrias dedicadas a la elaboración de cerveza de malta. Uno es la Coca Cola de Panamá S.A. y su marca más representativa es la Coca Cola. Otras de sus marcas son: Fanta, Sprite, Diet Coke, Fresca, Kist y Polar. El otro productor pertenece a la Cervecería Nacional S.A., con las marcas Pepsi, Orange Crush, Squirt, 7up, Mirinda, Canada Dry Ginger Ale, Canada Dry Tutti, Canada Dry Quinac y Club Soda.

Por las prácticas comerciales, es un mercado competitivo, con plena libertad de acceso a cualesquiera nuevos productores o productos importados, que son gravados únicamente con un arancel de importación de 15%. A pesar de ello, las cantidades importadas representan menos del 0.5% del mercado doméstico, que se estimó en 166 millones de litros el año pasado, creciendo casi un 14% con respecto al 2001. La cifra incluye la cantidad ofrecida en botellas de 0.285 ml, 0.5, 1, 1.5 y 2 litros, latas de 0.355 ml, post-mix y pre-mix de 18.927 ml.

El año pasado el 98.3% de la demanda del mercado se satisfizo con producción nacional y 1.7% con importaciones. Poca es la producción nacional que se exporta y estas actividades suelen circunscribirse a ventas a naves que transitan por el Canal de Panamá o a aeronaves que llegan y parten del Aeropuerto Internacional de Tocumen. El año pasado se exportó el 0.1% de la cantidad de bebidas gaseosas producidas en el país, un 56% menos que el año anterior.

Ambas empresas, mantienen centros de distribución en todo el país.

Las importaciones involucran a una o más de las principales cadenas de supermercados del país. El año pasado los principales importadores fueron Importadora Ricamar, S. A, de la cadena Super 99, Inmobiliaria Don Antonio y Media Items. Estos dos últimos no importaron gaseosas en el 2001.

El comportamiento de los distintos agentes económicos en el mercado está relacionado con la vigencia del Acuerdo sobre los Aspectos de los Derechos de Propiedad Intelectual relacionados con el Comercio de la Organización Mundial de Comercio, de la que nuestro país forma parte. También, con la Ley 29 de febrero de 1996, por la cual se dictan normas sobre la defensa de la competencia y se adoptan otras medidas que establece las responsabilidades de los importadores con los consumidores. Anteriormente, también el mercado doméstico estuvo destinado a la producción nacional en virtud del régimen arancelario que gravaba fuertemente las bebidas gaseosas por su contenido de azúcar.

La bebida gaseosa, aún cuando no es un producto estacional, suele producirse con mayor intensidad en el mes de diciembre y entre enero y abril, por las fiestas de fin de año y a la estación seca que incrementan la cantidad demandada por la serie de eventos que tienen lugar en esta época del año.

Los precios en el mercado los fija el comerciante, según las condiciones o la ocasión. Los productores o las industrias manufactureras no pueden vender al por menor, sólo al por mayor, también en función de las circunstancias.

Los principales insumos de las bebidas gaseosas son: jarabe, azúcar y agua, estos dos últimos provistos por productores locales y el importado mediante el pago de un arancel de importación de 1% del valor de la importación.

Está previsto el libre comercio del concentrado para la elaboración de bebidas gaseosas a partir del 1 de enero de 2002, pero el impuesto selectivo al consumo, equivalente al 5%, continuará vigente tanto para el producto final como para el jarabe o sirope, de sabor natural o artificial, para bebidas gaseosas, del tipo utilizado en las máquinas expendedoras de mezcla posterior ("post-mix"), para producir bebidas gaseosas en refresquerías, restaurantes, cines, escuelas y otros lugares de expendio público, y para la fabricación industrial de bebidas gaseosas.

La industria láctea en Panamá

El mercado de leche, el cual comprende: leche pasteurizada, leche natural utilizada para la elaboración de productos derivados y leche evaporada, condensada y en polvo, fue de 152,219 toneladas métricas en 2002. Esta cifra representa un crecimiento del mercado equivalente a 8.5% con relación al año anterior.

En 1998 la industria láctea en Panamá registró las más altas tasas de crecimiento económico de la presente década, estimada en 11.4%, atribuida a la mayor cantidad de leche, tanto producida en el país como importada. Para el año anterior (1997) el crecimiento económico se estimó en 2%, a pesar de las condiciones adversas causadas por el fenómeno de la Corriente de El Niño, las cuales redujeron la cantidad de leche producida en Panamá.

Para 2002 la participación del mercado de Cervecería Nacional, S.A. en la industria láctea nacional, a través de su subsidiaria Refrescos Nacionales, S.A., considerando únicamente la producción y distribución de leche fluida era de aproximadamente 24.5%.

PRODUCTO INTERNO BRUTO DE LOS ESTABLECIMIENTOS INDUSTRIALES DEDICADOS A LA ELABORACIÓN DE PRODUCTOS LÁCTEOS. AÑOS 1995 A 1998.

Año	Producto Interno Bruto	
	Millones de balboas de 1982	Variación porcentual
1995	19.6	3.7
1996	19.7	0.5
1997	20.1	2.0
1998	22.4	11.4

Fuente: Contraloría General de la República de Panamá.

Cuadro No. 15: MERCADO, PRODUCCION NACIONAL, IMPORTACION Y EXPORTACION DE LECHE.

Mes	2001							2002						
	Mercado		Producción nacional		Importaciones		Exporta-ciones (toneladas métricas)	Mercado		Producción nacional		Importaciones		Exporta-ciones (toneladas métricas)
	Toneladas métricas	%	Toneladas métricas	%	Toneladas métricas	%		Toneladas métricas	%	Toneladas métricas	%	Toneladas métricas	%	
Total......	140,198	100.0	140,378	95.6	6,238	4.4	6,418	152,219	100.0	152,258	95.0	7,659	5.0	7,698

Fuente: Contraloría General de la República de Panamá.

Los cambios que han operado en la industria láctea de Panamá han sido en términos cualitativos: introducir nuevas variedades de productos como la leche descremada o con sabores de frutas, bebidas a base de leche y mejorar la calidad de la leche procesada para garantizar no sólo un mejor producto, sino la posibilidad de preservarlos en óptimas condiciones por un mayor tiempo. Los esfuerzos se han orientado a mejorar las condiciones de producción de las lecherías.

En el año 2002 las exportaciones de leche sobrepasaron las 7,000 toneladas métricas y llegaron a representar el 5% de la producción nacional. Las exportaciones aumentaron en un 20% versus el año 2001. El incremento se dio más en las leches natural utilizada en la elaboración de productos derivados. La producción de leche pasteurizada decreció en un 6.1%, la producción de leche natural para la elaboración de productos derivados creció en 22.4%, finalmente la producción de leche evaporada, condensada y en polvo aumentó en un 12.8%.

La leche pasteurizada es el segundo producto más importante, tanto en términos de cantidad de producto que se maneja como en el valor de las operaciones. También, es la más relevante en la economía rural y en el valor agregado. Un total de ocho establecimientos industriales que compran a la semana más de 1.6 millones de litros de leche, están en este mercado y su producción, en tres de éstos, se combina con la de helados de leche, yogurt y queso. Estas industrias, considerando los estándares de Panamá, son de tamaño medio o grande. La producción artesanal y de pequeñas empresas se reduce a la producción de quesos y, en menor medida, a helados que se venden en ferias y actividades comunitarias.

La producción de leche grado "A", aquella que está en más óptimas condiciones para el consumo humano, involucra a un mayor número de granjas todos los años. La producción de esta calidad de leche representaba el 23.7% del total de leche recibida por los procesadores en 1998; en 1999, el 28.2%. La proporción de leche industrial, grado "C", por consiguiente, aún cuando sigue siendo una cantidad apreciable, está disminuyendo: Del año 1998 de 61.5% a 59.3% en 1999 y de 56.8% en el año 2000 en sólo tres años, como respuesta a los programas que lleva a cabo el Ministerio de Desarrollo Agropecuario, con el financiamiento otorgado por el Banco Interamericano de Desarrollo, para ir mejorando la calidad de la leche, la productividad de las lecherías y los ingresos de los productores nacionales sin necesidad de recurrir a la administración de los precios pagados por el productor.

CANTIDAD DE LECHE RECIBIDA POR AÑO EN LOS ESTABLECIMIENTOS INDUSTRIALES

SEGÚN GRADO. AÑOS 1996 A 2001
(en millones de litros)

Grado	1996	1997	1998	1999	2000	2001**
A	31.7	31.9	36.8	44.3	47.3	23.1
B	27.1	24.8	22.9	19.7	19.1	8.2
C	94.5	92.4	88.5	93.2	87.4	33.4
Totales	153.3	149.1	148.2	157.2	153.8	64.7

*Fuente: Ministerio de Desarrollo Agropecuario de la República de Panamá.
**2001. Primer trimestre

El mercado de productos lácteos tiende a crecer más por la diversificación de la producción con la introducción de variedades que, en la mayoría de los casos, representan un mayor ingreso medio para los productores. No hay nuevas industrias que amplíen la capacidad productiva. Más bien, hay un incesante esfuerzo de las industrias establecidas por mejorar sus propios procesos productivos, reducir la merma y estar en condiciones de ofrecer productos de más valor. De ahí que la producción de leche apenas se ha expandido al 1.4% en promedio entre 1992 y 1998 mientras que la de la industria manufacturera que la procesa, en 4.8% durante ese mismo período, gracias a la introducción de nuevas variedades de productos.

Existen en el país muchos productores de leche susceptible de ser ofrecida como pasteurizada y con diferentes grados de calidad. Pero cuatro son los grandes procesadores:

- Industrias Lácteas, S A. con la marca *Estrella Azul,* que ofrece leche pasteurizada clasificada según la calidad de la materia prima comprada, descremada y semi-descremada, también con la misma marca. En las únicas líneas que no ha incursionado son: leche UHT y evaporada. És el productor más antigüo e importante en el país, y cuenta con centros de compra y de acopio de leche en todo el país. También dispone de vagones cisternas, que facilita a los productores para el almacenaje y conservación de la leche que se ha comprometido a comprar sujeto a ciertos estándares o patrones de control de calidad. El procesamiento está en la ciudad capital.

- Productos Lácteos San Antonio, S. A. Ofrece sus productos con la marca *Superior*. Está ubicada en el interior del país y de los principales productores, es la que más importancia tiene en el mercado del queso que ofrece en diferentes variedades. La leche pasteurizada que ofrece está en envases de cartón. Tampoco ha incursionado en el mercado de la UHT y su presencia en el interior del país, sobre todo en las provincias centrales, es más importante que en la ciudad capital en razón de su infraestructura de comercialización que es de alcance más limitado respecto a la de Refrescos Nacionales, S. A. o Industrias Lácteas, S. A., por ejemplo.

- Sociedad de Alimentos de Primera, S. A. Diferencia sus productos con la marca *Bonlac* que los consumidores asocian a altos estándares de calidad. Además de la leche pasteurizada, también participa junto con la Industrias Lácteas, S. A. en el mercado de la leche descremada y semi-descremada, en donde es su más cercano competidor. En el mercado del yogurt es la empresa líder. Hace sus compras en el interior del país y, para éste efecto, facilita los medios refrigerados a fin de ir acumulando la leche que va a comprar y a procesar en sus instalaciones en la ciudad capital.

- Refrescos Nacionales, S. A. Ofrece sus productos con la marca *Nevada.* Conjuntamente con la *Dos Pinos* y antes con la *Nestlé*, participa en el mercado de la leche UHT y en el de la leche semi-descremada y descremada. También ofrece leche evaporada en envase de papel, tetrapack. Su competidor, Nestlé de Panamá, S. A. ofrece la leche evaporada en latas. Esta empresa tiene entre sus principales exportaciones la leche evaporada. La planta procesadora de Refrescos Nacionales S.A. está en la provincia de Chiriquí. Ahí también están sus principales proveedores de materia prima.

La producción nacional de leche pasteurizada disminuyó el año pasado de 60,449 toneladas métricas a 56,762 toneladas métricas. La menor producción se atribuye a la mayor importación, producto de la liberación comercial, y de los menores precios en el mercado internacional que, sobre todo en el año pasado, incidieron no sólo en la distribución del mercado sino en los precios recibidos por los productores nacionales a fin de poder mantener competitiva la leche pasteurizada de origen nacional.

El principal proveedor es Nueva Zelanda y los principales importadores de leche (incluyendo para este efecto la leche deshidratada) fueron: Distribuidora Dos Pinos de Panamá S. A., Nestlé de Panamá S. A., Refrescos Nacionales S. A. e Industrias Lácteas, S. A.

En cuanto a la composición del mercado de lácteos en la República de Panamá se puede observar gráficamente el comportamiento histórico a lo largo de los últimos cinco años en donde la mayor participación se encuentra representada por la leche natural 37% en promedio, siguiéndole la leche pauterizada en 34% y por último la leche en polvo, evaporada y condensa con 16%.

En cuanto a la composición del mercado de lácteos en la República de Panamá se puede observar gráficamente el comportamiento histórico a lo largo de los últimos cinco años en donde la mayor participación se encuentra representada por la leche natural 37% en promedio, siguiéndole la leche pauterizada en 34% y por último la leche en polvo, evaporada y condensa con 16%.


Composición del mercado lácteo en Panamá
(Toneladas métricas)
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
1998
1999
2000
2001
2002
Leche Evaporada, cond. y en polvo
Leche pasuterizada
Leche natural

* Fuente: Contraloría General de la República

La industria de las Bebidas y Jugos

El mercado de las bebidas no gaseadas es uno de los más variados por la multiplicidad de productos que se pueden ofrecer. La empresa de investigación de mercados Nielsen estima la industria de bebidas en 91 millones de litros equivalente a unos B/.80,000,000.

La producción nacional que sumó 61.3 millones de litros, creció en 2.4 millones de litros o 4.1% el año pasado. Los principales productores nacionales de las bebidas no gaseadas o refrescos son los siguientes: Industrias Lácteas, S. A. que diferencia sus productos con la marca Estrella Azul, Sociedad de Alimentos de Primera, S. A. con la marca Bonlac, Productos Lácteos San Antonio con la marca Superior, Coca Cola de Panamá, S. A. con las marcas Refrescos California y Powerade, este último importado, y Refrescos Nacionales, S. A. con las marcas Nevada, Tampico, Del Monte y Libby's. Las bebidas se ofrecen en latas, envases de tetrapack, así como en envases plásticos.

Los productores nacionales ofrecen sabores de frutas tropicales (naranja sobre todo) y no tropicales (manzana, pera y uva, por ejemplo), así como combinaciones de estos. Los productores nacionales satisfacen el 85% del consumo doméstico. Se emplean los canales de distribución ya estructurados para otras bebidas (carros, bodegas y zonas asignadas a vendedores) que elabora el establecimiento industrial.

Para la producción nacional se suelen importar los concentrados y las esencias. En los casos de trabajar con marcas que no son propias, generalmente existen términos contractuales que determina el origen y las condiciones de las importaciones, así como otras obligaciones. En el empleo de envases y empaques hay más opciones de suministro.

En las importaciones hay marcas muy conocidas, como las de Nestlé Panamá, S. A. (*Maggi y Libbys*), porque se han estado ofreciendo en el mecado desde hace muchos años, incluso antes de existir producción local. Hay otras como *Welch*, menos popular pero también conocida, para bebidas de uva y de fresa que pertenecen a casas importantes de importadores como Feduro, S. A., Donald W. Dickerson Inc., Tagarópulos S. A. y Tzanetatos, S. A.

A continuación presentamos un detalle de los ingresos totales obtenidos por CNSA, por cada categoría de actividad para los años 2002, 2001, 2000, 1999 y 1998.

Ingresos		2002	2001	2000	1999	1998
Venta de Cerveza	Miles B/.	84,784	82,965	86,073	91,537	85,003
Venta Bebidas refrescantes y lacteos	Miles B/.	58,257	55,985	56,447	54,270	52,316
Total		143,041	138,950	142,520	145,807	137,319

El negocio principal de Cervecería Nacional, S.A. es la fabricación y distribución de cervezas y gaseosas. Las estaciones climáticas no afectan mayormente nuestro negocio principal, aunque cabe recalcar que los consumos de los productos aumentan normalmente durante la estación de verano o seca.

Las materias primas para el negocio principal de Cervecería Nacional, S.A. (la elaboración de cerveza) son la cebada malteada (malta), el lúpulo y el almidón de maíz. Todas estas materias primas provienen del extranjero. Los precios de estos productos se pueden ver afectados por factores climatológicos que inciden en la disponibilidad de los mismos asi como por el libre juego de la oferta y la demanda. Sin embargo, Cervecería Nacional, S.A. mantiene relaciones a largo plazo con sus proveedores y negocia la obtención de sus suministros a los precios más competitivos posibles con miras a contar siempre con la disponibilidad que sus operaciones demanden y poder ofrecer sus productos a los consumidores a precios estables.

Adicionalmente, los proveedores se encuentran ubicados en diferentes zonas geográficas por lo que resulta improbable que un fenómeno climatológico los afecte a todos.

En cuanto a la fabricación de gaseosas, los extractos base utilizados en su elaboración, son obtenidos bajo contratos de licencia que mantiene la empresa con los titulares de las marcas fabricadas. Los precios a ser pagados por los mismos se fijan anualmente y las variaciones en dichos precios, de un año al siguiente, tienden a ser minúsculas. Adicionalmente, cabe mencionar que los proveedores se encuentran ubicados en diferentes zonas geográficas por lo que resulta improbable que un fenómeno climatológico los afecte a todos.

Los materiales de empaques como lo son las latas de aluminio, las botellas de vidrio, tapas de corona y cajas plásticasson obtenidas de proveedores locales.

3. Distribución y Mercadeo:

3.1 Mercadeo de Cervezas

Cervecería Nacional, S.A. utiliza a sus empresas distribuidoras, localizadas a lo largo de la República de Panamá, como punto de mercadeo y ventas de sus productos. Su estrategia está orientada a fortalecer la imagen de sus marcas creando un valor agregado de las mismas ante el consumidor. Lo antes indicado se logra a través de campañas publicitarias masivas, de promociones de eventos festivos y deportivos y de una campaña institucional dirigida a distintos segmentos del mercado.

La distribución es un elemento muy importante para la empresa. Esto obliga a Cervecería Nacional, S.A. a mantener una política estricta sobre los canales de distribución, estableciendo una relación directa con los vendedores al por menor y al por mayor para marcar las pautas en el mercado nacional.

Los principales canales de distribución están segmentados de la siguiente forma:

Lugares de Consumo Directo	*Participación*
Cantinas	22.8%
Restaurantes	7.4%
Hoteles	0.3%
Puntos de Venta	
Bodegas, Licoreras	21.1%
Cadenas y Supermercados	25.8%
Miscelaneos (Otros)	22.7%

* Fuente: Información obtenida por encuestas realizadas por la empresa.

Cervecería Nacional, S.A. se caracteriza por su innovación. La utilización del envase de aluminio, el sistema PET (embotellado en plástico) y el novedoso sistema de "Kegs" ayudan a generar un mayor volumen en ventas y facilitan el manejo del producto.

La empresa promueve eventos festivos en los cuales instala la "Vereda Atlas" y el "Planeta Balboa". En ambos recintos se promueven la venta y el consumo de cerveza, se realizan presentaciones de artistas nacionales e internacionales.


OCEANO ATLANTICO
COSTA RICA
LOS SANTOS
DARIEN
OCEANO PACIFICO
COLOMBIA

El crecimiento moderado del mercado de cervezas importadas y la unión con Anheuser-Busch ha permitido a la empresa participar en campañas de promoción que han llevado a la cerveza Budweiser a ser la de mayor venta en el mercado de cervezas importadas premium en Panamá. La gran aceptación de Corona Extra en el mercado nacional reafirma los beneficios estratégicos de las alianzas ya mencionadas.

3.2 Mercadeo de Gaseosas:

Refrescos Nacionales, S.A. utiliza para la venta y distribución de sus productos el sistema de preventa que permite determinar con un día de antelación él o los productos específicos y las cantidades requeridas por los clientes, lo que permite un mejor uso del espacio en los camiones, una determinación más precisa de las necesidades de inventarios, así como de la rotación de los distintos productos. La flota de distribución está compuesta por unos 76 camiones de carga media y pesada.

Adicionalmente, los centros de distribución de Cervecería Nacional, S.A. son compartidos. Es decir, desde los mismos se efectúa también la distribución de los porductos de Refrescos Nacionales, S.A., incluyendo gaseosas, bebidas y lácteos en empaque larga vida.

3.3 Mercadeo de Lácteos:

La leche de larga vida que ha sido ultrapasteurizada y envasada en tetra brik se almacena y distribuye a temperatura ambiente. La leche pasteurizada y envasada en empaques de cartón y botellas plásticas es almacenada en cámaras refrigeradas y se distribuye igualmente en camiones refrigerados a temperaturas entre los 2 y 5 grados centígrados (C°).

Hasta mediados de año del 2002, el principal cliente de los productos lácteos de la subsidiaria RNSA era Agencias Feduro S.A., la cual se encargaba de colocar los mismos en las principales cadenas de supermercados de la República tales como Super 99, El Rey, El Machetazo, Casa de la Carne y El Extra, así como a otros supermercados ubicados en la Provincia de Chiriquí, hoy en día este proceso de colocación de productos lo realiza directamente RNSA utilizando su cadena de distribución. El producto lácteo líder de ventas de El Emisor es la leche larga vida marca "Nevada" empacada en tetra brik en sus envases de un litro y de un cuarto (1/4) de litro, seguidas por la leche sin grasa, larga vida, también en empaque tetra brik de un litro.

3 Cervecería Nacional, S.A., depende en sus operaciones de las licencias con las que cuenta para la fabricación de sus diferentes gaseosas y de la bebida TAMPICO, así como para la distribución de las Cervezas Corona, los productos de la Cervecería Anheuser-Busch y Foster's.

4 Descripción de los efectos más importantes de las regulaciones públicas sobre el negocio de la solicitante, identificando a la autoridad reguladora:

Las actividades de Cervecería Nacional, S.A.. están sometidas a impuestos específicos cuya aplicación y pago esta regulada por el Ministerio de Economía y Finanzas. Adicionalmente, como quiera que los títulos valores de la empresa se transan en una bolsa pública, la empresa se encuentra también sometida a las regulaciones de la Comisión Nacional de Valores. Por último, Cervecería Nacional, S.A. se encuentra sometida, al igual que las demás empresas productoras del país, al cumplimiento de las disposiciones relativas al cuidado del ambiente cuya implementación es responsabilidad de la Autoridad Nacional del Ambiente.

5 Tributos:

De conformidad con el Artículo 269 del Decreto Ley No. 1 del 8 de julio de 1999, para los efectos del Impuesto Sobre la Renta, de Dividendos y Complementario, no se considerarán gravables las ganancias, ni deducibles las pérdidas, que dimanen de la enajenación de valores registrados en la Comisión Nacional de Valores, siempre que dicha enajenación se dé a través de una bolsa de valores u otro mercado organizado.

En vista de que Cervecería Nacional, S.A. se encuentra registrada en la Comisión Nacional de Valores de la República de Panamá, se entiende que sus valores también lo están y por lo tanto, las ganancias de capital que se obtengan mediante la enajenación de dichos valores están exentas del pago de impuesto sobre la renta, de dividendos y complementario, siempre y cuando dicha enajenación se dé a través de una bolsa de valores u otro mercado organizado.

6 Litigios Legales:

No existe ningún juicio o demanda pendiente, de naturaleza administrativa, judicial, arbitral o de conciliación que de ser resuelto en forma adversa, pudiese tener una incidencia o impacto significativo en el negocio o la condición financiera de Cervecería Nacional, S.A.

D. ESTRUCTURA ORGANIZATIVA

Cervecería Nacional, S.A. es la empresa principal del Grupo Cervecería Nacional y como tal es propietaria de varias empresas subsidiarias que componen el grupo. A continuación se presenta la proporción de interés accionario de Cervecería Nacional, S.A. en las subsidiarias:

1. Distribuidora Comercial S.A. – 100% (DCSA)
2. Capitales y Tenencias S.A. – 100% (CATENSA)
3. Refrescos Nacionales S.A. – 98% (RNSA)
4. Bienes Raíces Pasadena S.A. – 100% (BRPSA)
5. Balboa Beer Import Company _ 100% (BBIC)

Todas estas empresas fueron creadas bajo la jurisdicción y leyes de la República de Panamá, con excepción de BBIC que fue creada bajo la jurisdicción y leyes del Estado de La Florida.

El domicilio de las empresas se indica a continuación:

DISTRIBUIDORA COMERCIAL S.A. está domiciliada en Calle La Cantera, San Cristóbal, Ciudad de Panamá.
CAPITALES Y TENENCIAS S.A. está domiciliada en Avenida Federico Boyd, edificio 431, Ciudad de Panamá.
REFRESCOS NACIONALES S.A., está domiciliada en Vía España, Las Sabanas, Ciudad de Panamá.
BIENES RAICES PASADENA S.A. están domiciliadas en la cede de CNSA, Vía Ricardo J. Alfaro a la altura del paso elevado con Vía Simón Bolívar, Ciudad de Panamá.

A continuación presentamos un diagrama del grupo:


CNSA
DCSA
CATENSA
RNSA
BBIC
BRPSA

E. PROPIEDADES, PLANTAS Y EQUIPO

El principal activo tangible de Cervecería Nacional, S.A. es la planta central Pasadena en Vía Ricardo J. Alfaro, ciudad de Panamá, en la que se fabrican las cervezas Atlas, Balboa y Balboa Ice así como las gaseosas Pepsi-Cola, Seven- Up, Orange Crush, Ginger Ale Canada Dry, Squirt, Club Soda Canada Dry y Quinac Canada Dry, entre otras.

Los bienes muebles vinculados en la fabricación de estos productos están dados en garantía de obligaciones a largo plazo constituidas por la empresa con el fin de adquirir dichos equipos y expandir la capacidad productiva a los niveles actuales.

La planta de Cervecería Nacional, S.A. cuenta actualmente con una capacidad productiva de 1.5 millones de hectolitros anuales de cerveza y de 1 millón de hectolitros de gaseosas, aproximadamente.

El principal activo tangible de RNSA es la planta de NEVADA ubicada en Chiriquí específicamente en Bugaba, en la que se fabrican los productos lácteos.

INVESTIGACIÓN Y DESARROLLO, PATENTES, LICENCIAS, ETC.

Se ha invertido en tecnología de planta para la elaboración de nuevos productos y el mejoramiento de los procesos. Además se han efectuado inversiones substanciales con miras a identificar las nuevas tendencias en el gusto de los consumidores. Estas inversiones han requerido de un desembolso estimado de 1.5 millones de balboas aproximadamente, por parte de CNSA y de 3.0 millones de balboas, por parte de RNSA.

F. INFORMACIÓN SOBRE TENDENCIAS

Las tendencias más actuales en la actividad de Cervecería Nacional, S.A. ha sido la utilización de sistemas de información más eficientes así como la optimización de la cadena de suministros. En relación a estos temas, CNSA ha implementado el programa SAP que integra las diferentes actividades de la empresa, así como el programa SAP/APO que específicamente mantiene un control de los insumos necesarios para la fabricación de los productos de CNSA. Los programas SAP y SAP/APO también han sido implementados en RNSA.

II. ANÁLISIS DE RESULTADOS FINANCIEROS Y OPERATIVOS:

A. Liquidez y Estructura de Capital:

La liquidez del grupo se mejoró en 0.16 pasando de 0.97 al 31 de diciembre de 2001 a 1.13 al 31 de diciembre de 2002, como consecuencia, principalmente, a la atención dada a las cuentas por pagar disminuyéndolas en B/. 9.0 millones, excluyendo a Envases del Istmo, S.A. de la información comparativa. Los activos corrientes reflejan una disminución de B/.3.2 millones y los pasivos corrientes una disminución de B/.11.0 millones. Excluyendo a Envases del Istmo, S.A. de la información comparativa, los activos corrientes presentan un aumento de B/. 3.6 millones y los pasivos corrientes un aumento de B/.2.5 millones de dólares.

El nivel de endeudamiento también mejoró cinco puntos porcentuales, disminuyendo de 0.44 a 0.39 y esto también se debe a la salida de Envases del Istmo, S.A de la consolidación, empresa que mantenía obligaciones financieras al 31 de diciembre de 2001 por B/.10.0 millones. Excluyendo a esta sociedad de la consolidación de 2001 para efectos comparativos, el nivel de endeudamiento solamente mejoró en 0.01 ya que Cervecería Nacional, S.A. aumentó su cartera de préstamos en B/.6.5 millones, no obstante, las cuentas por pagar disminuyeron en B/.9.0 millones.

Al 31 de diciembre de 2002, el saldo total de las obligaciones financieras era de B/.52.4 millones y representa la principal fuente de financiamiento de terceros con que cuenta la empresa (30.8% de la estructura de capital), seguida del crédito comercial con un 7.0%, equivalente a B/.11.9 millones.

El impacto de la carga financiera ha disminuido considerablemente de 2.5% a diciembre de 2001, excluyendo los intereses de Envases del Istmo, S.A. a 1.0% a diciembre de 2002 debido principalmente a los recortes que se han venido dando en la tasa libor desde el primer trimestre del año pasado. La cobertura de intereses pasó de 3.11 veces a diciembre de 2001 a 9.89 veces a diciembre de 2002.

Cervecería Nacional, S.A. y Subsidiarias, al 31 de diciembre de 2002, reporta activos totales por la suma de B/.170.1 millones de dólares, mostrando una reducción interanual de 1%, equivalente a B/.2.4 millones de dólares, excluyendo a Envases del Istmo, S.A. del consolidado de 2001 para efectos comparativos. Las cuentas más significativas del activo son las cuentas por cobrar, los inventarios, las inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio y las propiedades, planta y equipo, neto.

La situación económica nacional ha tenido un efecto en la industria cervecera lo cual se ha traducido en una continua disminución del consumo per cápita pero aun así sigue siendo uno de los más altos de la región con 46 litros. El mejoramiento de la eficiencia de producción y operación y la alta calidad de nuestros productos nos permiten diseñar una estrategia de satisfacción de las necesidades de nuestros clientes que esperamos permitan recuperar los niveles de consumo anteriores y mejorar nuestra participación de mercado. Se esperan flujos de cajas positivos que permitirán continuar la consolidación de la posición financiera de la empresa.

B. Recursos de Capital:

El Grupo Cervecería Nacional ha mantenido una mezcla de recurso propios y deuda con una relación de aproximadamente de 1a 1, los cuales se han utilizados principalmente para el aumento de capacidad y creación de valor agregado a la empresa en actividades de inversion.

Sus principales fondos para la operación provienen del flujo de caja generado por la ventas al contado 65 % del total de las ventas, de las depreciaciones y amortizaciones que equivalen aproximadamente a B/. 10 MM.

C. **Resultados de las operaciones:**

Al 31 de diciembre de 2002 los resultados operativos del Grupo Cervecería Nacional arrojaron una utilidad de B/. 14.2 millones lo que representa un aumento de 31.9%, B/.3.4 millones con relación al año anterior, excluyendo a Envases del Istmo, S.A. de las cifras comparativas. El índice de contribución marginal disminuyó de 50.4% a diciembre de 2001 a 49.5% a diciembre de 2002, esto se debe principalmente a una disminución en el precio de venta de la cerveza que se dío a partir de la segunda quincena del mes de Mayo de 2002. El rendimiento sobre las ventas aumentó en 2.18 puntos, pasando de 7.73% a diciembre de 2001 a 9.91% a diciembre de 2002.

Los ingresos totales aumentaron un 0.42% B/.604 Mil con relación al año anterior, esto se debe principalmente a un aumento en el volumen de ventas de cerveza y bebidas gaseosas. Adicionalmente, se obtuvo un incremento en el volúmen de ventas de lácteos con respecto al año anterior, que obedece principalmente al resultado de la compra de Lecherías Unidas, S.A, neto de una disminución en los otros ingresos de B/.3.7 millones.

Los otros ingresos tuvieron una disminución de B/.3.7 millones y se debe principalemente a que el año anterior se recibió un aporte extraordinario para la compra de botellas de 12 onzas por la suma de B/.2.2 millones y otro para la compra de neveras de B/.800 Mil. Además, los intereses ganados disminuyeron en B/.363 Mil y el año anterior hubo una ganancia en venta de propiedades de B/.241 Mil.

D. **Analisis de las prespectivas:**

Con base en las expectativas expresadas por algunos sectores económicos, se prevee un proceso de recuperación y se estima que la economia nacional registrará un crecimiento del PIB real de aproximadamente 2% para el año 2003 si las condiciones externas se mantienen estables. Las expectativas para el próximo año son mejores al registrarse síntomas de recuperación tanto en el sector privado como el público. Se firmó un tratado de libre comercio con El Salvador y se adelantan negociaciones con Costa Rica y Taiwan, se dió la apertura de las telecomunicaciones y distribución de productos derivados del petróleo, se adelanta la construcción de un segundo puente sobre el Canal de Panamá y un proyecto de reestructuración del sistema de alcantarillados del área metropolitana entre otros proyectos. En el sector privado se adelantan inversiones en el sector turismo, telecomunicaciones, expansión de los puertos, centros comerciales y varios centros de llamadas "call centers".

A pesar de que la situación económica nacional ha tenido un efecto en el ámbito de la industria cervecera, los esfuerzos de mercadeo se han traducido en una recuperación de esta industria del orden del 5% con respecto al año anterior. Esta recuperación rompe con el ciclo de dos años consecutivos de contracción de la industria.. El mejoramiento de la eficiencia de producción y operación y la alta calidad de nuestros productos nos ha permitido satisfacer las necesidades de nuestros clientes y comprender el mercado, así como consolidar nuestra creciente participación de mercado. Se esperan flujos de cajas positivos que permitirán continuar la consolidación de la posición financiera de la empresa.

El mercado de cervezas es un mercado con un gran potencial de crecimiento. En este sentido, hemos visto crecer el consumo per cápita en 1.5 litros aproximadamente durante el año 2002, y nuestra participación de mercado pasó de71.6% en el 2001 a 75.9% en el 2002. No se esperan cambios sustanciales en cuanto a la competencia en este mercado, aunque defenderemos activamente nuestro nivel de participación. Nuesta compentencia en el mercado de cervezas y gaseosas, ahora bajo el control de otros accionistas, representa un nuevo reto para lo cual nuestra empresa se ha venido preparando en los últimos años. Consideramos que la entrada de estos nuevos actores dará como resultado una dinamización de los mencionados sectores.

En el área de bebidas aprovecharemos nuevas oportunidades que ofrece el mercado de leche y bebidas no carbonatadas potencializando la reciente adquisición de las marcas de la empresa Lecherías Unidas, S.A. y a la vez consolidar nuestra participación en el área de gaseosas al introducir la botella de vidrio de 12 onzas en reemplazo de la tradicional de 9.6 onzas. La competencia en este segmento se mantendrá muy activa pero con un programa agresivo de nuestra parte.

Los esfuerzos para lograr exportaciones a USA continúan y adicionalmente se ofrecen posibilidades interesantes dentro del área de influencia del Pacto Andino.

III. DIRECTORES, DIGNATARIOS, EJECUTIVOS, ADMINISTRADORES, ASESORES Y EMPLEADOS

A. Identidad

1- Directores, Dignatarios y Principales Ejecutivos

En la actualidad, la Junta Directiva de la empresa está compuesta por doce (9) miembros, cuatro (4) principales y cinco (5) suplentes, los cuales fueron designados el ocho (8) de enero de 2002. Los actuales Dignatarios fueron escogidos en la misma fecha. A continuación, el listado de los Directores y Dignatarios de Cervecería Nacional, S.A.:

Julio Mario Santo Domingo - Director y Presidente

Nació el 16 de octubre de 1923 en la ciudad de Panamá.

Realizó estudios en los siguientes centros: Philipes Academy (Andover, Massachussets), University of Virginia y Georgetown University. Es miembro de las Juntas Directivas de las siguientes compañías: Deltec, Agrilsa (Ecuador), Avianca, S.A., Bavaria, S.A., Caracol Primera Cadena Radial colombiana, S.A. (Colombia), Compañía de Cervezas Nacionales, C.A. (Ecuador). Adicional, ha desempeñado el cargo de Embajador de Colombia ante la República Popular China.

Alejandro Santo Domingo Dávila - Director y Vicepresidente

Nació el 13 de Febrero de 1977 en New York, Estados Unidos de Norte América.

Realizó estudios en Harvard University. Actualmente se desempeña como analista en Violy, Byorum & Partners, Nueva York. Pertenece a diversas Juntas Directivas, entre las cuales se destacan: Caracol TV, Avianca, S.A., Valores Bavaria, S.A., Bavaria, S.A., Compañía de Cervezas Nacionales C.A. (Ecuador) y Celumóvil, S.A.

Ricardo Emilio Obregón Trujillo – Director

Nació el 05 de Septiembre de 1947 en Bogotá, Colombia.

Es Administrador y Economista, y se ha desempeñado como miembro de las Juntas Directivas de Agrilsa, S.A., Cervecería Andina, S.A., Cervecería Unión, S.A., Compañía de Cervezas Nacionales, C.A., Grandes Superficies de Colombia, S.A., Sam, S.A., y Sofaven, S.A. y miembro del Consejo Directivo de la Seccional de la Andi – Centro.

Jon D. Silverman – Director

Nació el 3 de noviembre de 1940 en Montreal, Canadá.

Cuenta con una extensa experiencia en la industria de la cerveza y productos de consumo. Laboró en Seagram Company, Ltd., dentro de la cual desempeño los cargos de Vicepresidente Ejecutivo de la División Internacional y Asistente Ejecutivo de los accionistas mayoritarios de la compañía (en procesos de reorganización, adquisición y ventas de alguna de las compañías que integran a Seagram Company, Ltd., incluido Vodka Stolisnaya). Actualmente, es el socio principal de Tilis Products, Inc., (empresa especializada en consultoría de negocios internacionales, y de fusiones y adquisiciones, enfocada en la industria de alimentos y bebidas). Laboró en la Cervecería John Labatt, Ltd., en donde representó a los accionistas en la expansión, reorganización de compañías que incluyen ventas y otras actividades según el plan estratégico, tales como Allied Lyons, Scott Paper, Pepsico y Manufacturers Hanover.

Dario Castaño Zapata - Presidente Ejecutivo

Nació el 05 de Octubre de 1943 en Medellín, Colombia.

Es Ingeniero Químico graduado de la Universidad de Antioquía y obtubo el título de Master Brewer en Siebel Institute of Technology.

Ha sido Presidente de Central de Cervejas, S.A. (Lisboa, Portugal), Gerente General de Aluminio Reynolds Santo Domingo, S.A. (Barranquilla, Colombia), Presidente de Compañía de Cervezas Nacionales, C.A. (Guayaquil, Ecuador), Gerente General de Cervecería Andina, S.A. (Quito, Ecuador) y Jefe del Area Manufactura, Director de Mercadeo y Ventas y Director de Planeación en Cervecería Unión, S.A. (Medellín, Colombia) y Docente en la Universidad Eafit y Politécnico Colombiano (Medellín, Colombia).

Actualmente pertenece a las Juntas Directivas de Aluminio Reynolds Santo Domingo, S.A., Cervecería Águila, S.A. Cervecería Leona, S.A., Compañía de Cervezas Nacionales, S.A., Helicol, S.A. y Polipropileno del Caribe, S.A.

Alberto Alejandro Preciado Arbeláez – Director Suplente

Nació el 8 de Noviembre de 1955 en Santa Fé de Bogotá.

Es Doctor en Jurisprudencia egresado del Colegio Mayor de Nuestra Señora del Rosario, en Bogotá, Colombia. Con más de veinte (20) años de ejercicio, su experiencia profesional incluye cargos de Abogado en la Oficina Jurídica de la Superintendencia de Sociedades; Ex-Director de la Oficina Jurídica de la Superintendencia Bancaria y profesor de la Cátedra de Sociedades en el Colegio Mayor de Nuestra Señora del Rosario. Actualmente es miembro de las principales Juntas Directivas del Grupo Empresarial Bavaria.

Victor Alberto Machado Pérez – Director Suplente y Secretario

Nació el 13 de Agosto de 1965 en Bogota, Colombia.

Abogado egresado de la Universidad Javeriana de Colombia en 1988, cuenta con Postgrados tanto en Derecho Comercial (Universidad Javeriana, 1991) como en Asuntos Empresariales (Universidad Javeriana, 1994). Se ha desempeñado como Secretario General de La Nacional Fiduciaria S.A. (1990-1991), Relaciones Industriales de Finca S.A. (1990-1991), Sam S.A. (1993-1994) y Avianca S.A. (1994-2000); también ocupó en su momento el cargo de Director en las empreas Aseguradora Colseguros S.A., Compañía Nacional de Seguros, Reforestadora de la Costa, Serdan S.A. y Misión Temporal S.A. Actualmente se desempeña como Secretario General y Vicepresidente Jurídico de Bavaria S.A. y pertenece también a las Juntas Directivas de Agrilsa S.A., Bienes Raíces Pasadena S.A., Caracol Radio S.A., Cervecería Nacional de Panamá, Compañía Ecuatoriana de Maltas y Cervezas, Corporación Futuros Campeones, Latin Development Corporation, Manca S.A., Refrescos Nacionales S.A. y Seraudi S.A.

Edgardo Baez Nogera – Director Suplente

Nació el 3 de Marzo de 1946 en Barranquilla, Colombia.

Es graduado en Ingeniería Civil y posee una Maestría en Administración Financiera. Su experiencia laboral incluye los siguientes cargos: Ingeniero en Dicon (Colombia); Director General en ICETEX (Colombia); Gerente Regional y Director (E) en el Servicio Nacional de Aprendizaje (Colombia); Director de Comercio Exterior en Alsantander-Almacenes Generales de Depósito del Banco Santander (Santafé de Bogotá, Colombia), Tesorero General en Bavaria, S.A. (Santafé de Bogotá, Colombia), Gerente General en Cervecería Andina S.A. (Quito, Ecuador), y, actualmente funge como Presidente Ejecutivo de Compañía de Cervezas Nacionales, C.A. (Guayaquil, Ecuador) y funge como miembro de las Juntas Directivas de la Cámara de Industrias de Guayaquil, de la Fundación Malecón 2000 de Guayaquil y de Servie S.A., de Guayaquil.

Roberto Alemán Healy – Director Suplente yTesorero

Nació el 2 de Octubre de 1921 en la ciudad de Panamá.

Doctor en Leyes de Louisiana State University, Louisiana, Estados Unidos. Es socio de la firma Icaza, González - Ruíz & Alemán, Director y Vicepresidente de Refrescos Nacionales, S.A. y Director y Secretario de la Junta Directiva de Refrescos Nacionales, S.A.

Principales Ejecutivos

Cervecería Nacional, S. A. cuenta con los siguientes ejecutivos principales:

Ricardo Janson Calhoun – Vicepresidente de Operaciones

Nació el 5 de febrero de 1952 en la ciudad de Panamá.

Es graduado de Ingeniero Civil de la Universidad de Panamá con una Maestría en Administración de Empresas de Columbia University, New York, Estados Unidos. Es miembro de la Asociación Panameña de Ejecutivos de Empresas y de la Cámara de Comercio de Panamá. A la fecha tiene dieciseis (17) años de laborar en la empresa.

Antonio Richa – Vicepresidente Financiero

Nació el 13 de septiembre de 1952 en la ciudad de Panamá.

Posee Maestría Ejecutiva en Administración de Empresas del INCAE obtenida con altos honores (1999). Es Licenciado en Economía graduado con altos honores de la Universidad Nacional de Panamá (1975). Anteriormente se desempeñó como Director/Tesorero de la Junta Directiva del Grupo Melo y como Vice-Presidente de Finanzas y Planeamiento de la misma organización (1986-2000). Ocupó también el cargo de Director General de Ingresos del Ministerio de Hacienda y Tesoro (1985-1986), actual Ministerio de Economía y Finanzas. A la fecha tiene un (2) años de laborar en la empresa.

Juan Antonio Fábrega – Vicepresidente Comercial – División Cerveza

Nació el 8 de abril de 1953 en la ciudad de Panamá.

Recibió su título de Ingeniero Mecánico en la Universidad de Notre Dame en South Bend, Indiana. Fue Gerente General de Refrescos Nacionales S.A . Es miembro activo de la Asociación Panameña de Ejecutivos de Empresa. A la fecha tiene doce (13) años de laborar en la empresa.

Eduardo A. Vaccaro – Vicepresidente Comercial de Bebidas

Nació el 6 de octubre de 1966 en la ciudad de Panamá, República de Panamá.

Tiene una maestria en Administración de Empresas (MBA) con enfasís en Mercadeo de Nova Southeastern University, Florida, EUA, Bachelor of Science de la University of Central Florida, Florida, EUA. Fue Gerente de Ventas de Gillette Interamerica para Centroámerica, Gerente de Operaciones en la división de restaurantes del Grupo Melo, Asistente Legislativo en el American Exchange Council, Washington DC, EUA y Asistente Legislativo del Legislador Tom Feeney, Florida, EUA. A la fecha ha laborado en la empresa 8 años en la cual ha desempeñando los siguientes puestos: Asistente a la Gerencia General de Refrescos Nacionales, S.A., Gerente de Ventas, Gerente de Comercialización y actualmente como Vicepresidente Comercial de Bebidas para el Grupo. Ejecuta labores relacionadas con la planificación, organización, dirección y coordinación de las actividades comerciales tales como la venta, mercadeo, distribución, logistica y desarrollo de proyectos dentro del área bajo su responsabilidad. Es miembro activo del club Activo 20-30 de Panamá, ACOVIPA, ANAPROLE entre otros gremios.

Carlos M. Gómez – Vicepresidente de Manufactura

Nació el 21 de febrero de 1959 en la Habana, Cuba.

Realizó su maestría en Ingeniería Mecánica en la Universidad de Missouri - Columbia, Estados Unidos de Norte América - 1987 y su Licenciatura en Ingeniería Mecánica en la Universidad Tecnológica de Panama - 1985. Diploma Course in Brewing Technology – 1998 del Siebel Institute of Technology – Chicago, Estados Unidos de Norteamérica. Ejecuta labores relacionadas con la planificación, organización, dirección y coordinación de las actividades de elaboración, envasado, mantenimiento, servicios industriales, planificación y logística, y almacén de insumos de las plantas bajo su responsabilidad. Incluye las plantas de elaboración y envasado de cervezas, refrescos, bebidas, jugos y lácteos. A la fecha tiene catorce (14) años de laborar en la empresa durante los cuales se ha desempeñado como Ingeniero Mecánico de Servicios Industriales, Ingeniero de Proyectos, Gerente de Producción y Gerente de Planta.

Los señores Julio Mario Santo Domingo, Alejandro Santo Domingo, Ricardo Obregón Trujillo, Alberto Preciado Arbeláez, Carlos Alejandro Pérez, Victor Machado Pérez y Edgardo Baez Noguera, son de nacionalidad colombiana. El señor Jon Silverman es de nacionalidad canadiense. El señor Roberto Alemán Healy, es ciudadano panameño.

El domicilio comercial de todos ellos es Cervecería Nacional S.A. Vía Ricardo J. Alfaro, ciudad de Panamá, teléfono 236-1400; Fax 236-4195. Correo Electrónico: info@cerveceria-nacional.com
Apartado Postal 6-1393, El Dorado,
Panamá, República de Panamá

2. Empleados de importancia y asesores: no existen otros empleados en posiciones no ejecutivas que sea relevante mencionar.

3. Asesores Legales:
Externos: Icaza, González-Ruiz y Alemán; Apartado Postal 87-1371, Zona 7, Panamá, Rep. de Panamá.
E-mail: igranet@icazalaw.com
Teléfono 263-5555
Telefax: 269-4891; 264-2254
Contacto Principal: Lic. Alvaro Alemán

Internos: Lic. Rodrigo Ramírez-Blázquez Tapia
CERVECERÍA NACIONAL S.A.
Apartado Postal 6-1393, El Dorado,
Panamá, República de Panamá
E-mail: rramirez@grupocn.com
Teléfono: 236-1400
Telefax: 236-4195

4. Auditores:

Externos:
PricewaterhouseCoopers, Contadores Públicos Autorizados.
Apartado Postal 6-4493 El Dorado
Panamá, República de Panamá.
Teléfono: 206-9200
Telefax: 264-5627/206-9291
Correo Electrónico: pwcpma@psi.net.pa
Contacto principal: José Mann.

Internos:
KPMG, Contadores Públicos Autorizados
Apartado Postal 0816-01089 Panamá 5, Panamá
Panamá, República de Panamá
E-mail: kpmgpma@sinfo.net
Internet: www.kpmg.com.pa
Teléfono: (507) 263-5677
Telefax: (507) 263-9852
Contacto principal: Carlos Karamanites

5. Designación por acuerdos o entendimientos: Ningún Director, Dignatario, Ejecutivo o Administrador ha sido nombrado en base a arreglo o entendimiento con accionistas mayoritarios, clientes o suplidores.

B. Compensación

Durante el año fiscal terminado el 31 de diciembre de 2002, Cervecería Nacional S. A. y subsidiarias (incluyendo Distribuidora Comercial SA., Refrescos Nacionales S.A) entregaron en concepto de compensaciones a los Principales Ejecutivos y a los Directores y suplentes la suma equivalente aproximada de US$116,000.

Además, de las cifras antes mencionadas todos los ejecutivos y colaboradores reciben prestaciones sociales, primas de seguros de vida y hospitalización y una serie de beneficios relacionados a la convencion colectiva al igual que uso de vehiculos en muchos casos.

C. Prácticas de la Directiva

Los negocios y asuntos de la empresa son dirigidos por una Junta Directiva cuyos miembros son elegidos anualmente por la mayoría de los accionistas presentes en las Asambleas de Accionistas en las que haya quórum. Los Dignatarios son elegidos, a su vez, por la Junta Directiva de entre sus miembros. La fecha de la Asamblea de Accionistas donde fueron designados sus actuales miembros fue el día 8 de enero de 2002 y los mismos deberán permanecer en sus puestos hasta su ratificación o remoción en la asamblea ordinaria de accionistas correspondiente al año 2003. Los miembros de la Junta Directiva son reelegibles.

No existen contratos entre la empresa y sus Directores que prevean la adquisición de beneficios en el evento de terminación del período.

En mayo del 2001 se acordó la eliminación del Comité de Vigilancia, al reformarse el pacto social de CNSA.

D. Empleados

Cervecería Nacional, S.A. mantenía, al 31 de diciembre de 2002, 1,793 empleados, incluyendo a sus subsidiarias, distribuidos en las siguientes áreas:

1. Producción : 446
2. Comercialización de Cerveza: 458
3. Comercialización de gaseosas, bebidas y lácteos: 576
4. Administración: 313

Personal por Sociedad al 31 de diciembre de 2002.

Sociedad	N° de Pers.
CNSA	480
DCSA	440
RNSA	873
Total	1,793

Estrutura de Dirección.

Primer Nivel: Presidente Ejecutivo
Segundo Nivel: Vicepresidentes
Tercer Nivel: Directores
Cuarto Nivel: Gerentes
Qinto Nivel: Supervisores y Coordinadores.

1- Existen tres sindicatos. Dos de los cuales agrupan a los trabajadores de RNSA(con sedes en Panamá y David) y el otro a los trabajadores de CNSA y DCSA (con cede en Panamá).

2- Existen tres convenciones vigentes.

a- En refrescos Nacionales existen dos y agrupan a los trabajadores de la siguiente manera:

- Chiriquí y Bocas del Toro.
- Panamá, Colón, Chorrera, Penonomé, Chitré y Santiago.

Ambas convenciones estan vigentes hasta el año 2006.

b- La tercera convención aplica a los trabajadores ubicados en las sociedades CNSA y DCSA ubicados en todo el país. Para este grupo se acaba de firmar una nueva convención colectiva y su periodo de vigencia es hasta el 2007. Las convenciones estan negociadas por lo general por un término de cuatro años en las empresas.

Historicamente las relaciones entre la Empresa y los trabajadores se han caracterizado por un alto nivel de dialogo y de mutuo respeto entendiendo las partes el rol de cada uno. El nivel de dialogo ha permitido a la empresa realizar ajustes estruturales respetando el derecho a sus trabajadores. Las negociaciones de estos convenios se celebran por vía directa y sin la intervención de un tercero. Se registra la ocurrencia de una sóla huega por tres días en 1980.

E. Propiedad Accionaria (31 de diciembre de 2002)

GRUPO DE EMPLEADOS	CANTIDAD DE ACCIONES	% RESPECTO DEL TOTAL DE ACCIONES EMITIDAS	NUMERO DE ACCIONISTAS	% QUE REPRESENTAN RESPECTO DE LA CANTIDAD TOTAL DE ACCIONISTAS
Directores, Dignatarios, Ejecutivos y Administradores	0	0%	0	0%
Otros empleados	784	0.0048%	12	2.0547%

IV. ACCIONISTAS PRINCIPALES

1.Los accionistas principales de Cervecería Nacional, S.A. son Bavaria, S.A. que posee 5,950,173 acciones, que representan el 38.74%, Compañía de Cervezas Nacionales, C.A. con 810,723 acciones, que representan el 5.28% y Latin Development Corporation con 7,297,066 acciones, que representan el 47.51% para un total de 14,057,962 acciones, que representan un 91.53% del total de acciones emitidas de la empresa.

2. Presentación tabular de la composición accionaria del emisor.

DISTRIBUICION DEL CAPITAL POR NUMERO Y PORCENTAJE
DE ACCIONES Y ACCIONISTAS
31 DE DICIEMBRE DE 2000

	Número de Acciones	% del Número de Acciones	Número de Accionistas	% del Número de Accionistas
1 a 1,000	130,352	0.80	435	74.48
1,001 a 5,000	247,005	1.52	116	19.86
5,001 a 10,000	89,268	0.55	14	2.39
10,001 a 15,000	14,580	0.09	1	0.17
15,001 a 20,000	--	--	0	0
20,001 a O MAS	15,718,795	97.04	18	3.1
Totales	16,200,000	100.00	584	100.00

La empresa Cervecería Nacional, S.A. no es propiedad directa o indirecta de otra persona natural o jurídica y no existen arreglos que puedan, en fecha subsecuente, resultar en un cambio de control accionario de la solicitante.

V. PARTES RELACIONADAS, VINCULOS Y AFILIACIONES

Cervecería Nacional, S.A. mantiene contratos de suministros con empresas con ella relacionadas, ya sea porque se posee el 5% o más de sus acciones o porque mantienen Directores en común. Entre estas se pueden contar a Vidrios Panameños S.A.; Metalforma S.A.; Industria Nacional de Plásticos, S.A.; Ansarosa S.A.; Envases del Istmo S.A. y Distribuidora de Productos de Papel S.A.

VI. TRATAMIENTO FISCAL

De conformidad con el Articulo 269 del Decreto Ley No. 1 de 8 de julio de 1999, para los efectos del Impuesto Sobre la Renta, de Dividendos y Complementario, no se considerarán gravables las ganancias, ni deducibles las pérdidas, que dimanen de la enajenación de valores registrados en la Comisión Nacional de Valores, siempre que dicha enajenación se dé a través de una bolsa de valores u otro mercado organizado.

En vista de que Cervecería Nacional, S.A. se encuentra registrada en la Comisión Nacional de Valores de la República de Panamá, se entiende que sus valores también lo están y por lo tanto, las ganancias de capital que se obtengan mediante la enajenación de dichos valores están exentas del pago de impuesto sobre la renta, de dividendos y complementario, siempre y cuando dicha enajenación se dé a través de una bolsa de valores u otro mercado organizado.

VII. ESTRUCTURA DE CAPITALIZACIÓN

A. Resumen de la Estructura de Capitalización

1. Acciones y títulos de participación

TIPO DE VALOR Y CLASE	CANTIDAD DE VALORES EMITIDOS	CANTIDAD DE VALORES EN CIRCULACIÓN	ACCIONES EN TESORERÍA	LISTADO BURSATIL	CAPITALIZACION DE MERCADO
Acciones comunes (nominativas) sin valor nominal *	16,200,000	15,359,262	840,738	Bolsa de Valores de Panamá S.A.	B/. 215,029,668

*Información al 31 de diciembre de 2002

B. Descripción y Derechos de los Títulos

1. Capital accionario

El capital autorizado de Cervecería Nacional, S.A. es de cuarenta millones (40,000,000) de acciones sin valor nominal o par. Han sido emitidas 16,200,000 acciones, todas completamente pagadas. No existen acciones suscritas y no pagadas.

Cervecería Nacional, S.A mantenía, al 31 de diciembre de 2002, ochocientos cuarentamil setecientas treinta y ocho (840,738) acciones en Tesorería.

Existen 23,800,000 acciones de capital autorizado no emitido.

Todas las cciones de la empresa son comunes. Todas cuentan con iguales derechos y privilegios. Cada acción tiene derecho a un (1) voto en las reuniones de la Asamblea General de Accionistas.
A partir de 1998, Cervecería Nacional, S.A. ha efectuado declaración y pago de dividendos cuatro (4) veces por año, a todos sus accionistas.

Toda vez que las acciones son comunes las mismas cuentan con el derecho de participar en cualquier excedente que se produzca en caso de liquidación.

El pacto social establece que los accionistas no cuentan con el derecho de suscripción preferente de las acciones que la sociedad emita en el futuro, ya sea por un aumento de capital o por cualquier otro motivo.

C. Información de Mercado

Las acciones de Cervecería Nacional, S.A. están listadas en la Bolsa de Valores de Panamá S.A.

SEGUNDA PARTE
Resumen Financiero

ESTADO DE SITUACIÓN FINANCIERA		2002	2001	2000	1999	1998
Ingresos Totales	Miles B/.	144,202	152,834	159,441	158,783	152,802
Margen Operativo	Miles B/.	70,860	70,996	69,970	78,924	78,885
Gastos Generales y Administrativos	Miles B/.	56,680	60,862	56,520	62,721	54,875
Utilidad o Pérdida Neta	Miles B/.	7,673	11,267	18,084	20,734	23,985
Acciones emitidas y en circulación	c/u	15,359,262	15,359,262	15,692,510	15,942,235	16,034,629
Utilidad o Pérdida por Acción	B/./acc.	0.50	0.73	1.15	1.30	1.50
Gastos Financieros	Miles B/.	1,433	4,389	5,578	3,277	3,389
Depreciación y Amortización	Miles B/.	13,095	15,569	14,721	15,675	10,755

BALANCE GENERAL		2002	2001	2000	1999	1998
Activo Circulante	Miles B/.	58,777	58,620	63,255	70,727	68,351
Activos Totales	Miles B/.	170,126	189,502	198,495	192,102	176,016
Pasivo Circulante	Miles B/.	49,127	60,136	72,963	63,201	49,437
Deuda a Largo Plazo	Miles B/.	17,499	21,683	18,575	27,189	35,067
Acciones Preferidas						
Capital Pagado	Miles B/.	40,182	39,453	41,188	46,215	43,903
Utilidades Retenidas	Miles B/.	58,075	59,328	57,487	47,018	39,315
Total Patrimonio	Miles B/.	98,257	98,781	98,674	93,233	83,218
RAZONES FINANCIERAS:						
Dividendo/Acción	B/./acc.	0.48	0.48	0.48	0.48	0.40
Deuda Total/Patrimonio	x	0.68	0.83	0.93	0.97	1.02
Capital de Trabajo	Miles B/.	9,650	-1,516	-9,708	7,526	18,914
Razón Corriente	x	1.20	1.02	0.87	1.12	1.38
Utilidad Operativa /Gtos. Financieros	x	9.90	2.31	2.41	4.94	7.08

TERCERA PARTE
Estados Financieros

Se adjuntan Estados Financieros Auditados por Firma de Contadores Públicos Autorizados, correspondientes al año 2002.

CUARTA PARTE
Divulgación

1. El presente Informe de Actualización Anual será divulgado a los inversionistas y al público en general mediante su colocación en el web site de CNSA www.cerveceria-nacional.com, el cual es de acceso público a partir del viernes 4 de abril de 2003.

DOCUMENTACION

	1. Poder de abogado
	2. Fotocopia de la cédula de identidad o pasaporte del representante legal, directores y dignatarios de la solicitante
	3. Certificado de existencia y representación de la solicitante
	4. Copia de la Escritura Pública contentiva del Pacto Social de la solicitante, sus enmiendas y constancia de la inscripción de dichos documentos
	5. Certificación secretarial sobre la existencia de más de 50 accionistas
	6. Modelo de las acciones emitidas y en circulación
	7. Estados Financieros auditados correspondientes al último ejercicio fiscal, emitidos por Contador Público Autorizado independiente
	8. Estados financieros interinos correspondientes al trimestre inmediatamente anterior al de la fecha de presentación de la solicitud, cuando aplique;
	8-A Presentación comparativa de los Estados Financieros anuales correspondientes a los tres últimos ejercicios fiscales, basados en los Informes de los auditores independientes; *
	9. Declaración jurada sobre la Independencia del Contador Público Autorizado
	10. Comprobante de pago de la Tarifa de Registro que corresponda
	11. Otros (especifique)



Nombre y Firma del Representante Legal de la solicitante (o de la persona que se autorice para firmar)



Para uso interno de la CNV:

Presentación mediante formulario impreso	
Presentación por disquete	
Presentación por medio electrónico	
Fecha de presentación	
Número de solicitud	
Analista Responsible	

Fecha de preparación de este Formulario:. Mayo 2000
Primera revisión: Agosto de 2000
Segunda revisión: Enero de 2001
Tercera revisión: Marzo de 2002
Cuarta revisión: Marzo de 2003


Comisión Nacional de Valores
República de Panamá

File No. 82-4704

ACUERDO No.18-00
(de 19 de mayo del 2000)
ANEXO No.1

FORMULARIO IN-T
INFORME DE ACTUALIZACION TRIMESTRAL
I TRIMESTRE DEL 2003
(ENERO – MARZO 2003)

CERVECERIA NACIONAL S.A.

INFORMACION GENERAL

1. La razón social y el nombre comercial de la empresa es CERVECERÍA NACIONAL S.A.
2. La empresa está constituida conforme a las leyes de la República de Panamá.
3. CERVECERÍA NACIONAL S.A. se encuentra inscrita a Tomo 3, Folio 102, Asiento 260 de la sección de Personas (Mercantil) del Registro Público de la República de Panamá desde el día veinticuatro (24) de septiembre de 1914, actualizada a la Ficha: 12769; Rollo: 557; Imagen: 43, de la sección de Micropelícula (Mercantil)
4. El domicilio comercial de la empresa es:

   Vía Simón Bolivar y Ricardo J. Alfaro, La Locería, República de Panamá
   Apartado Postal 6-1393, El Dorado
   Panamá, República de Panamá
   Teléfono (507)236-1400
   Fax (507) 236-4195
   Correo Electrónico: info@cerveceria-nacional.com

En noviembre de 2002 Capitales y Tenencias, S. A. vendió 1,616 acciones de la sociedad Envases del Istmo, S. A., compañía relacionada que se dedica principalmente a la manufactura de envases de aluminio para cervezas y bebidas gaseosas. Como resultado de esta operación, Capitales y Tenencias, S. A. posee ahora una participación de un 49% en esta compañía. El estado consolidado de resultados recoge bajo el método de participación la proporción de los resultados de las operaciones de esta empresa que corresponden a Capitales y Tenencias, S. A.

En octubre de 2002, Refrescos Nacionales decidió concentrar la producción de bebidas gaseosas en la capital, cerrando las operaciones que tenía en Majagua, David, Provincia de Chiriquí para este propósito.

En enero de 2001 Cervecería Nacional, S. A. constituyó la sociedad Balboa Beer Import Company en el Estado de la Florida. El capital social de la sociedad está representado por un certificado de 10,000 acciones comunes con un valor nominal de $1.00 cada una, emitido a favor de Cervecería Nacional, S.A. La sociedad está organizada para realizar cualquier actividad o negocio permitido bajo las leyes del Estado de la Florida y de los Estados Unidos de Norte América. Al 31 de marzo de 2003, esta sociedad no ha registrado operaciones.

I. ANÁLISIS DE RESULTADOS FINANCIEROS Y OPERATIVOS

A. Liquidez:

La liquidez del grupo se mejoró en 0.09 puntos, pasando de 1.13 al 31 de diciembre de 2002 a 1.22 al 31 de marzo de 2003 debido principalmente a una disminución en las obligaciones financieras a corto plazo por la suma de B/.2.7 millones. El renglón de efectivo disminuyó en B/.3.3 millones y las cuentas por cobrar comerciales disminuyeron en B/.2.1 millones. Las cuentas por cobrar a compañías afiliadas aumentaron en B/.5.0 millones. Los activos corrientes reflejan una aumento de B/.4.5 millones y los pasivos corrientes reflejan una disminución de B/.63 Mil. Al 31 de marzo de 2003 los activos corrientes cubren 1.22 veces el pasivo circulante y los activos mas líquidos los cubren en 0.79 veces.

El nivel de endeudamiento también mejoró en un punto porcentual, disminuyendo de 0.39 a 0.38 y esto se debe principalmente a la disminución de la deuda financiera total en B/.3.7 millones.

A 31 de marzo de 2003, el saldo total de las obligaciones financieras era de B/.48.6 millones y representa la principal fuente de financiamiento de terceros con que cuenta la empresa (28.3% de la estructura de capital), seguida del crédito comercial con un 8.8%, equivalente a B/.15.1 millones.

El impacto de la carga financiera ha disminuido considerablemente de 1.4% a marzo de 2002 a 0.7% a marzo de 2003 debido principalmente a los recortes que se han venido dando en la tasa libor desde el primer trimestre del año 2001. La cobertura de intereses pasó de 8.98 veces a marzo de 2002 a 20.27 veces a marzo de 2003.

Cervecería Nacional, S.A. y Subsidiarias al 31 de marzo de 2003 reporta activos totales por la suma de B/.172 millones de dólares, mostrando un aumento interanual de 1%, equivalente a B/.1.9 millones de dólares. Las cuentas mas significativas del activo son las cuentas por cobrar, los inventarios, las inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio y las propiedades, planta y equipo, neto.

B. Recursos de Capital:

Cervecería Nacional, S.A. ha mantenido una mezcla de recursos propios y deuda con una relación de aproximadamente de 1a 1, los cuales se han utilizado principalmente para el aumento de capacidad y creación de valor agregado a la empresa en actividades de inversión.

Sus principales fondos para la operación provienen del flujo de caja generado por las ventas al contado, que representan el 65 % del total de las ventas, de las depreciaciones y amortizaciones que equivalen aproximadamente a B/. 3.4 MM por trimestre.

C. Resultados de las operaciones:

Al 31 de marzo de 2003 los resultados operativos del Grupo Cervecería Nacional arrojaron una utilidad de B/.5.3 millones lo que representa un aumento de 24.0%, B/.1.0 millón con relación al mismo trimestre del año anterior. El indice de contribución marginal aumentó de 50.6% a marzo de 2002 a 51.7% a marzo de 2003, esto se debe principalmente a un aumento en el volúmen de hectolitros vendidos y una disminución en los costos de venta producto de mayores eficiencias en la producción. Esto implica un aumento en el rendimiento sobre las ventas de 2.71 puntos, de 12.25% a marzo de 2002 a 14.96% a marzo de 2003.

Los ingresos totales disminuyeron un 0.19% B/.75 Mil con relación al mismo trimestre del año anterior a pesar de que las ventas aumentaron en B/.537 Mil, esto se debe a una disminución en el renglón de otros ingresos por la suma de B/.483 Mil, reflejado principalmente en el renglón de otros ingresos por maquila e ingresos por operaciones de comercialización que reflejan una disminución de B/.294 Mil y B/.125 Mil respectivamente.

D. Análisis de las perspectivas:

A pesar de que la situación económica nacional ha tenido su efecto en el ámbito de la industria cervecera, los esfuerzos de mercadeo se han traducido en una recuperación de esta industria del orden del 5% con respecto al año anterior. Esta recuperación rompe con el ciclo de dos años consecutivos de contracción de la industria. El mejoramiento de la eficiencia de producción y operación y la alta calidad de nuestros productos nos ha permitido satisfacer las necesidades de nuestros clientes y comprender el mercado, así como consolidar nuestra creciente participación de mercado. Se esperan flujos de cajas positivos que permitirán continuar la consolidación de la posición financiera de la empresa.

El mercado de cervezas es un mercado con un gran potencial de crecimiento. En este sentido, hemos visto crecer el consumo per cápita en 1.5 litros aproximadamente durante el año 2002, nuestra participación de mercado pasó de 75.9% en el 2002 a 81.2% a marzo de 2003. No se esperan cambios sustanciales en cuanto a la competencia en este mercado, aunque defenderemos activamente nuestro nivel de participación. Nuesta compentencia en el mercado de cervezas y gaseosas, ahora bajo el control de otros accionistas, representa un nuevo reto para lo cual nuestra empresa se ha venido preparando en los últimos años. Consideramos que la entrada de estos nuevos actores dará como resultado una dinamización de los mencionados sectores.

En el área de bebidas aprovecharemos nuevas oportunidades que ofrece el mercado de leche y bebidas no carbonatadas potencializando la reciente adquisición de las marcas de la empresa Lecherías Unidas, S.A. La competencia en este segmento se mantendrá muy activa pero con un programa agresivo de nuestra parte.

Los esfuerzos para lograr exportaciones a USA continúan y adicionalmente se ofrecen posibilidades interesantes dentro del área de influencia del Pacto Andino.

II. RESUMEN FINANCIERO

ESTADO DE SITUACIÓN FINANCIERA		2003 Ene.-Marzo	2002 Oct.-Dic.	2002 Julio-Sept.	2002 Abril-Junio
Ingresos Totales	Miles B/.	35,634	37,378	34,479[2]	36,384[2]
Margen Operativo	Miles B/.	18,267	18,978	16,172	18,086
Gastos Generales y Administrativos	Miles B/.	13,010	15,440	13,760	14,120
Utilidad Neta	Miles B/.	4,744	(2,336)	2,378	3,553
Acciones emitidas y en circulación	c/u	15,359,262	15,359,262	15,359,262	15,359,262
Utilidad o Pérdida por Acción	B/./acc.	0.31	(0.15)	0.15	0.23
Gastos Financieros	Miles B/.	261	322	335	301
Depreciación y Amortización	Miles B/.	3,527	2,854	3,446	3,688

BALANCE GENERAL		2003 Ene.-Marzo	2002 Oct.-Dic.	2002 Julio-Sept.	2002 Abril-Junio
Activo Circulante	Miles B/.	59,988	55,448	43,862	52,445
Activos Totales	Miles B/.	172,031	170,126	160,916	171,776
Pasivo Circulante	Miles B/.	47,724	48,184	33,419	44,637
Deuda a Largo Plazo	Miles B/.	16,453	17,499	19,545	21,517
Acciones Preferidas					
Capital Pagado	Miles B/.	40,297	40,182	40,182	40,589
Utilidades Retenidas	Miles B/.	60,861	58,075	62,680	60,010
Total Patrimonio	Miles B/.	101,158	98,257	102,862	100,599
RAZONES FINANCIERAS:					
Dividendo/Acción	B/./acc.	0.12	0.12	0.12	0.12
Deuda Total/Patrimonio	x	0.65[1]	0.67[1]	0.51[1]	0.66[1]
Utilidad Operativa/Gtos. Financieros	x	20.14	10.99	7.20	13.18
Capital de Trabajo	Miles B/.	12,264	7,264	10,443	7,808
Razón Corriente	x	1.26	1.15	1.31	1.17

III. ESTADOS FINANCIEROS

A continuación se presentan los estados financieros completos interinos al 31 de Marzo de 2003, confeccionados de acuerdo a las Normas Internacionales de Información Financiera (NIIF).

[1] No se incluye el interés de accionistas minoritarios en subsidiarias consolidadas ni el impuesto sobre la renta diferido como parte de la deuda total.

[2] Los datos de los dos primeros trimestres no incluyen las cifras de Envases del Istmo, S.A. para efectos comparativos, debido a lo anterior las cifras difieren de la información que se presentó en su oportunidad en el informe trimestral.

File No. 82-4704

Cervecería Nacional, S. A.
y Subsidiarias

Informe y Estados Financieros Consolidados
31 de marzo de 2003 y 31 de diciembre de 2002

Cervecería Nacional, S. A. y Subsidiarias

Índice para los Estados Financieros Consolidados
31 de marzo de 2003 y 31 de diciembre de 2002

Cervecería Nacional, S. A. y Subsidiarias

Información General
31 de marzo de 2003 y 2002

Directores

Principales	Suplentes
Julio Mario Santo Domingo	Alberto Preciado Arbeláez
Alejandro Santo Domingo	Carlos Alejandro Pérez
Ricardo Obregón Trujillo	Víctor Alberto Machado Pérez
Jon David Silverman	Edgardo Báez Noguera
	Roberto R. Alemán H.

Dignatarios

Julio Mario Santo Domingo	Presidente
Alejandro Santo Domingo	Vicepresidente
Darío Castaño Zapata	Presidente Ejecutivo
Roberto Alemán Healy	Tesorero
Víctor Alberto Machado Pérez	Secretario

Representante Legal
Darío Castaño Zapata

Domicilio Social
Panamá, República de Panamá, Avenida Ricardo J. Alfaro – Edificio Pasadena
Apartado 6-1393, El Dorado
Teléfono (507) 236-1400

Auditores
PricewaterhouseCoopers

REPORTE DE LA GERENCIA

Responsabilidad de la Gerencia por los Estados Financieros

La responsabilidad por la integridad y objetividad de la información financiera presentada en estos estados financieros consolidados es de la Gerencia de la Compañía. La Gerencia de Cervecería Nacional, S. A. considera que los estados financieros consolidados que se adjuntan presentan razonablemente, la situación financiera de Cervecería Nacional, S.A. y sus subsidiarias (el Grupo) al 31 de marzo de 2003 y 31 de diciembre de 2002, y los respectivos estados consolidados de resultados, utilidades retenidas, cambios en la inversión de los accionistas y flujos de efectivo de acuerdo con las Normas Internacionales de Información Financiera. En la preparación de los estados financieros consolidados, la Gerencia de la Compañía, incluyó cantidades que son basadas en estimados y juicios, los cuales considera son razonables bajo las circunstancias.

Cervecería Nacional, S. A. mantiene una estructura de control interno efectiva. Esta consiste en una organización con líneas de responsabilidad y delegación de autoridad claramente definidas, procedimientos de control y sistemas integrados que le permiten asegurar la integridad de sus transacciones. Para asegurar la administración efectiva del control interno, Cervecería Nacional, S. A., selecciona y entrena cuidadosamente sus empleados, desarrolla y divulga políticas y procedimientos escritos con una apropiada segregación de funciones, proporciona canales apropiados de comunicación y propicia un ambiente que conduce a la efectividad del funcionamiento de los controles. La Gerencia de Cervecería Nacional, S. A. considera que esta estructura proporciona seguridad razonable de que las transacciones son ejecutadas de acuerdo con las políticas de la Gerencia y las Normas Internacionales de Información Financiera. Un elemento importante del ambiente de control es un programa continuo de Auditoría Interna.

Cervecería Nacional, S. A. contrata los servicios de PriceWaterhouseCooper, auditores externos, para auditar los estados financieros consolidados de acuerdo con las Normas Internacionales de Auditoría, las cuales incluyen una evaluación de la estructura de control interno. Las cifras al 31 de diciembre de 2002 que se adjuntan, son cifras auditadas.

La Junta Directiva se reúne periódicamente con los Auditores Externos e Internos y la Gerencia de la Compañía para revisar asuntos contables, de auditoria, estructura de control interno y otros asuntos financieros y fiscales.



Lic. Antonio Richa
Vicepresidente Financiero



Lic. Nelson J. Cedeño C.
Director de Control Financiero

Cervecería Nacional, S. A. y Subsidiarias

Balances Generales Consolidados
31 de marzo de 2003 y 31 de diciembre de 2002

	2003	2002
Activos		
Activos corrientes		
Efectivo	**B/. 2,144,905**	B/. 5,491,488
Documentos y cuentas por cobrar, neto (Nota 3)	**13,625,868**	15,773,583
Cuentas por cobrar – afiliadas (Nota 12)	**15,097,072**	10,001,606
Inventarios, neto (Nota 4)	**21,400,383**	19,599,689
Impuesto sobre la renta pagado por anticipado	**3,426,824**	3,862,174
Gastos pagados por anticipado	**4,292,796**	719,798
Total de activos corrientes	**59,987,848**	55,448,338
Inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio (Nota 5)	**12,067,791**	12,193,543
Inversiones (Nota 6)	**1,557,096**	2,116,524
Fondo de cesantía	**3,409,184**	3,328,411
Propiedades, planta y equipos, neto (Nota 7)	**92,410,973**	94,397,390
Otros activos	**2,597,952**	2,641,850
Total de activos	**B/. 172,030,844**	B/. 170,126,056
Pasivos e Inversión de los Accionistas		
Pasivos corrientes		
Préstamos por pagar (Nota 8)	**B/. 31,184,348**	B/. 33,884,348
Bonos por pagar (Notas 9 y 10)	**1,000,000**	1,000,000
Cuentas por pagar	**15,091,842**	11,850,507
Prestaciones y gastos acumulados por pagar	**447,422**	1,440,529
Impuesto sobre la renta por pagar	**-**	9,083
Total de pasivos corrientes	**47,723,612**	48,184,467
Préstamos por pagar, neto de porción corriente (Nota 8)	**16,453,043**	17,499,130
Impuesto sobre la renta diferido	**4,392,098**	4,295,150
Prima de antigüedad e indemnización por pagar	**1,339,444**	942,156
Interés de accionistas minoritarios en subsidiarias consolidadas	**964,801**	948,143
Compromisos y contingencias (Nota 14)		
Inversión de los accionistas		
Capital emitido (sin valor nominal; acciones comunes autorizadas: 40,000,000; emitidas: 16,200,000)	**51,787,220**	51,672,163
Utilidades retenidas	**60,861,115**	58,075,336
	112,648,335	109,747,499
Acciones en tesorería: 840,738 en el 2002 y 2001	**(11,490,489)**	(11,490,489)
Total de inversión de los accionistas	**101,157,846**	98,257,010
Total de pasivos e inversión de los accionistas	**B/. 172,030,844**	B/. 170,126,056

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Cervecería Nacional, S. A. y Subsidiarias

Estados Consolidados de Resultados
Por los períodos terminados el 31 de marzo de 2003 y 2002

	2003	2002
Ventas netas	**B/. 35,337,006**	B/. 34,799,950
Costo de ventas	**17,070,015**	17,175,624
Contribución marginal	**18,266,991**	17,624,326
Gastos de ventas, generales y administrativos (Nota 15)	**13,010,014**	13,359,334
Resultado de operación	**5,256,977**	4,264,992
Otros ingresos	**264,532**	747,687
Alquileres ganados	**40,480**	53,710
Intereses ganados	**20,121**	18,896
Dividendos ganados	**1,198**	2,163
Ganancia en venta de propiedades	**96,165**	-
	422,496	822,456
Intereses y cargos financieros (Nota 11)	**(260,817)**	(475,197)
Participación en (pérdidas) utilidades de compañías afiliadas	**(125,752)**	86,371
Utilidad antes de impuesto sobre la renta estimado	**5,292,904**	4,698,622
Impuesto sobre la renta:		
Corriente	**435,350**	529,297
Diferido	**96,949**	85,955
Total de impuesto sobre la renta	**532,299**	615,252
Utilidad antes de la participación de accionistas minoritarios en (utilidad) pérdida de subsidiarias consolidadas	4,760,605	4,083,370
Participación de accionistas minoritarios en (pérdida) utilidad de subsidiarias consolidadas	**(16,658)**	(5,424)
Utilidad neta	**B/. 4,743,947**	B/. 4,077,946
Acciones emitidas y en circulación	**15,359,262**	15,359,262
Utilidad neta por acción (Nota 13)	**B/. 0.31**	B/. 0.27

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Cervecería Nacional, S. A. y Subsidiarias

Estados Consolidados de Utilidades Retenidas
Al 31 de marzo de 2003 y 31 de diciembre de 2002

	2003	2002
Utilidades Retenidas		
Saldo al inicio del año	**B/. 48,561,753**	B/. 50,173,297
Participación en déficit acumulado de subsidiaria no consolidada	**-**	(472,476)
Saldo ajustado al inicio del año	**48,561,753**	49,700,821
Utilidad neta	**4,743,947**	7,673,373
Transferencia al fondo de reserva legal	**(237,437)**	(303,975)
Dividendos pagados	**(1,843,111)**	(7,372,446)
Utilidades capitalizadas	**(115,057)**	(1,136,020)
Saldo al final del año	**51,110,095**	48,561,753
Fondo de Reserva Legal		
Saldo al inicio del año	**7,779,879**	7,475,904
Transferencia de utilidades	**237,437**	303,975
Saldo al final del año	**8,017,316**	7,779,879
	59,127,411	56,341,632
Superávit por revaluación de terrenos y mejoras	**1,734,109**	1,734,109
Impuesto complementario	**(405)**	(405)
Utilidades retenidas	**B/. 60,861,115**	B/. 58,075,336

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Cervecería Nacional, S. A. y Subsidiarias

Estados Consolidados de Cambios en la Inversión de los Accionistas
Al 31 de marzo de 2003 y 31 de diciembre de 2002

	Cantidades		Acciones	
	2003	2002	2003	2002
Autorizadas			**40,000,000**	40,000,000
Capital en Acciones				
Emitidas				
Saldo al inicio del año	**B/.51,672,163**	B/.50,536,143	**16,200,000**	16,200,000
Utilidades capitalizadas	**115,057**	1,136,020	**-**	-
Saldo al final del año	**51,787,220**	51,672,163	**16,200,000**	16,200,000
Utilidades Retenidas				
Saldo al final del año	**60,861,115**	58,075,336	**-**	-
	112,648,335	109,747,499	**16,200,000**	16,200,000
Acciones en Tesorería				
Saldo al inicio del año	**(11,490,489)**	(11,083,221)	**(840,738)**	(840,738)
Aumentos	**-**	(407,268)	**-**	-
Saldo al final del año	**(11,490,489)**	(11,490,489)	**(840,738)**	(840,738)
	B/.101,157,846	B/.98,257,010	**15,359,262**	15,359,262
Valor por acción	**B/. 6.59**	B/. 6.40	**15,359,262**	15,359,262

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Cervecería Nacional, S. A. y Subsidiarias

Estados Consolidados de Flujos de Efectivo
Por los períodos terminados el 31 de marzo de 2003 y 2002

	2002	2001
Flujos de efectivo de las actividades de operación		
Utilidad antes del impuesto sobre la renta y participación de accionistas minoritarios en subsidiaria consolidada	B/. 5,292,904	B/. 4,698,622
Ajustes para conciliar la utilidad antes del impuesto sobre la renta y participación de accionistas minoritarios en subsidiaria consolidada con el efectivo neto provisto por las actividades de operación:		
Ganancia en venta de propiedades	(96,165)	-
Depreciación y amortización	2,367,576	2,277,466
Amortización de botellas y cajas	912,824	704,012
Amortización de plusvalía	31,296	4,753
Amortización de concesiones préstamos	44,960	44,119
Provisión para documentos y cuentas de cobro dudoso	170,000	245,799
Impuesto sobre la renta corriente	(435,350)	(529,297)
Impuesto sobre la renta diferido	(96,949)	(85,955)
Participación de accionistas minoritarios en utilidad (pérdida) de subsidiarias consolidadas	(16,658)	5,424
Intereses ganados	(20,121)	(18,896)
Dividendos ganados	(1,198)	(2,163)
Intereses pagados	260,817	475,197
Participación en (pérdidas) utilidades de compañías afiliadas	125,752	(86,371)
Resultado de las operaciones antes de cambios en el capital de trabajo	8,539,688	7,732,710
Cuentas por cobrar	1,977,715	785,059
Cuentas por cobrar – afiliadas	(5,095,466)	-
Inventarios	(2,713,518)	(4,086,353)
Impuesto sobre la renta pagado por anticipado	435,350	530,790
Gastos pagados por anticipado	(3,572,998)	(3,690,293)
Otros activos	(1,063)	26,985
Cuentas por pagar	3,241,335	(1,685,868)
Prestaciones y gastos acumulados por pagar	(993,107)	(327,327)
Prima de antigüedad e indemnización por pagar	397,288	-
Impuesto sobre la renta por pagar	(9,083)	3,165
Efectivo neto provisto por las actividades de operación	2,206,141	(711,132)

Cervecería Nacional, S. A. y Subsidiarias

Estados Consolidados de Flujos de Efectivo - continuación
Por los períodos terminados el 31 de marzo de 2003 y 2002

	2002	2001
Flujos de efectivo de las actividades de inversión		
Fondo de cesantía	**B/. (80,773)**	B/. (96,744)
Intereses ganados	**20,121**	18,896
Dividendos ganados	**1,198**	2,163
Inversiones	**559,428**	15,000
Adquisición de activo fijo, neto de retiros	**(316,290)**	(786,248)
Efectivo neto usado en las actividades de inversión	**183,684**	(846,933)
Flujos de efectivo de las actividades de financiamiento		
Préstamos recibidos	**6,500,000**	4,000,000
Amortización de préstamos	**(10,246,087)**	(5,046,087)
Intereses pagados	**(260,817)**	(475,197)
Dividendos pagados	**(1,843,111)**	(1,842,951)
Impuesto complementario	**-**	-
Impuesto sobre la renta diferido	**96,949**	85,955
Interés de accionistas minoritarios en subsidiarias consolidadas	**16,658**	(33,827)
Efectivo neto usado en las actividades de financiamiento	**(5,736,408)**	(3,312,107)
Disminución neta en el efectivo	**(3,346,583)**	(4,870,172)
Efectivo al inicio del período	**5,491,488**	6,009,762
Efectivo al final del período	**B/. 2,144,905**	B/. 1,139,590

1. Información Corporativa

Cervecería Nacional, S. A. y subsidiarias se dedican a la fabricación, distribución y venta de cervezas y bebidas gaseosas refrescantes, principalmente para consumo local; además, distribuyen y venden los productos Tampico, Libbys y Nevada. Entre sus principales proveedores están: Vidrios Panameños, S. A., Compañía Azucarera La Estrella, S. A., Malteurop, Cargil Malt, N.V. Boormalt, Arancia Corn Products, S. A. de C.V., Hopsteiner, Inc., Gusmercellulo, Atlantic Industries y Pepsi-Cola Manufacturing Co. of Uruguay S.R.L.

En noviembre de 2002 Capitales y Tenencias, S. A. vendió 1,616 acciones de la sociedad Envases del Istmo, S. A., compañía relacionada que se dedica principalmente a la manufactura de envases de aluminio para cervezas y bebidas gaseosas. Como resultado de esta operación, Capitales y Tenencias, S. A. posee ahora una participación de un 49% en esta Compañía. El estado consolidado de resultados recoge según el método de participación la proporción de los resultados de las operaciones de esta empresa que corresponden a Capitales y Tenencias, S. A.

En enero del 2001 Cervecería Nacional, S. A. constituyó la sociedad Balboa Beer Import Company en el Estado de la Florida. El capital social de la sociedad está representado por un certificado de 10,000 acciones comunes con un valor nominal de B/.1.00 cada una, emitido a favor de Cervecería Nacional, S. A. La Compañía está organizada para realizar cualquier actividad o negocio permitido bajo las leyes del Estado de la Florida y de los Estados Unidos de Norteamérica. Al 31 de marzo de 2003, esta Compañía no ha registrado operaciones.

Cervecería Nacional, S. A. y subsidiarias son miembros del Grupo Empresarial Bavaria, el cual ejerce influencia importante en las decisiones administrativas y de operaciones del Grupo y reflejan intereses comunes.

2. Resumen de las Políticas de Contabilidad Significativas

A continuación se presenta un resumen de las principales políticas contables adoptadas en la preparación de los estados financieros consolidados del Grupo, las cuales reflejan la aplicación de las Normas Internacionales de Información Financiera (NIIF), antes Normas Internacionales de Contabilidad (NIC):

General

Los estados financieros consolidados adjuntos han sido preparados de acuerdo con las Normas Internacionales de Información Financiera (NIIF), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASC) y adoptadas por el Consejo de Normas Internacionales de Contabilidad (IASB) que lo sustituyó.

Base de Preparación
Excepto por ciertas propiedades que están registradas de acuerdo a importes de revaluación, los estados financieros consolidados han sido preparados sobre la base del costo histórico.

Las políticas de contabilidad aplicadas por el Grupo son consistentes con aquellas utilizadas el año anterior.

Los estados financieros consolidados están expresados en balboas (B/.), unidad monetaria de la República de Panamá, la cual está a la par y es de libre cambio con el dólar ($) de los Estados Unidos de Norteamérica.

Principios de Consolidación
Los estados financieros consolidados incluyen las cuentas de Cervecería Nacional, S. A. y sus subsidiarias: Distribuidora Comercial, S. A., Refrescos Nacionales, S. A., Bienes Raíces Pasadena, S. A. y Capitales y Tenencias, S. A., después de la eliminación de todas las cuentas y transacciones significativas entre compañías. Cervecería Nacional, S. A. es dueña 100% de las acciones de Distribuidora Comercial, S. A., Bienes Raíces Pasadena, S. A., Capitales y Tenencias, S. A. y Balboa Beer Import Company y en Refrescos Nacionales, S. A. posee el 98% de participación. Todas las subsidiarias de Cervecería Nacional, S. A. son sociedades anónimas organizadas de acuerdo con las leyes de la República de Panamá y con domicilio en la Ciudad de Panamá, República de Panamá, con excepción de Balboa Beer Import Company que está organizada bajo las leyes del Estado de la Florida y de los Estados Unidos de Norteamérica.

Régimen de Incentivos Industriales
Las empresas manufactureras se acogen al régimen de incentivos para el fomento y desarrollo de la industria nacional y de las exportaciones, previsto en la Ley 3 del 20 de marzo de 1986. La inscripción del Grupo en el Registro Oficial de la Industria Nacional tiene distintas fechas de vencimiento que van hasta el año 2009.

El Grupo tiene los siguientes incentivos fiscales:

a) Impuesto de importación del 3% sobre maquinaria, equipo, partes y accesorios, materia prima, productos semi-elaborados, envases, combustibles y lubricantes que entren en la composición y proceso de elaboración de sus productos.

b) Exoneración del impuesto sobre la renta de las ganancias provenientes de las exportaciones de sus productos y sobre las utilidades netas reinvertidas para la expansión de la capacidad de la planta o para producir artículos nuevos.

c) Régimen especial de arrastre de pérdidas para efectos del pago del impuesto sobre la renta. Las pérdidas sufridas durante cualquier año de operación, dentro de la vigencia del

Registro Oficial, podrán deducirse de la renta gravable en los tres años inmediatamente posteriores al año en que se produjeron.

Inversiones, al Método de Participación en el Patrimonio
El método de participación en el patrimonio se utiliza para las inversiones en compañías afiliadas en donde la inversión representa del 20% al 50% de las acciones en circulación de la compañía en la que se invierte.

Inversiones
Las inversiones que se mantienen hasta su vencimiento son registradas al costo de adquisición y se reconocen las pérdidas únicamente cuando la reducción en el valor de mercado es permanente.

Estimación para Documentos y Cuentas de Cobro Dudoso
La Administración aumenta la estimación para documentos y cuentas de cobro dudoso en base a la evaluación de sus cuentas por cobrar con cargo a operaciones. Las cuentas que resulten incobrables en cada período son rebajadas de la estimación.

Inventarios
Los inventarios están registrados al más bajo del costo y su valor neto de realización, usando el método de costo promedio.

Amortización de Botellas y Cajas
La amortización de botellas y cajas se calcula en base a la producción envasada.

Propiedades, Planta y Equipos
Las propiedades, planta y equipos están valorados al costo, excepto por ciertas propiedades que están registradas de acuerdo a importes de revaluación. La depreciación se calcula mediante el método de línea recta en base a la vida útil estimada de los siguientes activos: maquinaria y equipo de 8 a 15 años, edificios y mejoras 30 años, mobiliario y equipo de 8 a 10 años.

Deterioro de Activos Productivos
La maquinaria y equipo es revisada para determinar si existen pérdidas por deterioro cuando eventos o cambios en circunstancias indican que los importes en libros pueden ser no recuperables. Una pérdida por deterioro se reconoce cuando el importe en libros del activo excede a su importe recuperable, que es el mayor entre su precio de venta neto y su valor en uso.

Fondo de Jubilación
Cervecería Nacional, S. A. realiza aportes mensuales al fondo de jubilación y aportes extraordinarios periódicamente para cubrir el déficit de las reservas actuariales. Estos aportes extraordinarios se registran a gastos.

Fondo de Cesantía / Prima de Antigüedad e Indemnización Acumuladas
Las leyes laborales obligan a los empleadores a establecer un fondo de cesantía para pagar al trabajador al cesar la relación de trabajo, cualesquiera que sean las causas, la prima de antigüedad e indemnización en casos de despidos injustificados. La Administración cotiza al fondo de cesantía en base al 2.25% del total de los salarios pagados.

Política de Dividendos
El pago de dividendos lo decide la Junta Directiva de la empresa anualmente, de acuerdo a las utilidades obtenidas y a las inversiones proyectadas.

Reserva Legal
Mediante asamblea general extraordinaria de accionistas de la Cervecería Nacional, S. A. celebrada el 29 de enero de 1973, se resolvió destinar por lo menos un cinco por ciento de las utilidades netas de la Cervecería Nacional, S. A. a un fondo de reserva.

Uso de Estimaciones
La presentación de los estados financieros de conformidad con las Normas Internacionales de Información Financiera requiere que la Administración del Grupo efectúe estimaciones y supuestos relacionados a la presentación de activos y pasivos. Los resultados reales pueden diferir de estas estimaciones.

Las estimaciones importantes que son particularmente susceptibles a cambios significativos se relacionan con la determinación de la provisión para cuentas de cobro dudoso y la depreciación de la maquinaria, mobiliario y equipo.

Impuesto Sobre la Renta Estimado
El impuesto sobre la renta estimado del período comprende tanto el impuesto corriente como el impuesto diferido. El impuesto sobre la renta es reconocido en los resultados de operaciones del período corriente.

El impuesto corriente se refiere al impuesto por pagar sobre los ingresos netos gravables del período, utilizando las tasas vigentes a la fecha del balance general.

El impuesto sobre la renta diferido es calculado con base al método de pasivo, considerando las diferencias temporales entre los valores según libros de los activos y pasivos informados para propósitos financieros y los montos utilizados para propósitos fiscales. El monto de impuesto diferido está basado en la forma de realización de los activos y pasivos, utilizando las tasas de impuesto sobre la renta vigentes a la fecha del balance general.

3. Documentos y Cuentas por Cobrar, Neto

Las cuentas por cobrar se resumen a continuación:

	31 de Marzo 2003	31 de Diciembre 2002
Cuentas por cobrar	**B/. 14,279,748**	B/. 15,049,059
Estimación para documentos y cuentas de cobro dudoso	**(1,132,246)**	(962,246)
	13,147,502	14,086,813
Empleados	**72,144**	64,247
Otras	**406,222**	1,622,523
	B/. 13,625,868	B/. 15,773,583

El movimiento de la estimación para cuentas de cobro dudoso se presenta a continuación:

	31 de Marzo 2003	31 de Diciembre 2002
Saldo al inicio del año	**B/. 962,246**	B/. 2,061,542
Saldo al inicio del año de subsidiaria no consolidada	**-**	(22,826)
Saldo ajustado al inicio del año	**962,246**	2,038,716
Aumento	**170,000**	390,000
Disminución	**-**	(1,466,470)
Saldo al final del año	**B/. 1,132,246**	B/. 962,246

4. Inventarios, Neto

Los inventarios se componen de:

	31 de Marzo 2003	31 de Diciembre 2002
Productos terminados	**B/. 3,961,847**	B/. 3,218,767
Materia prima	**2,698,167**	2,700,609
Materiales y suministros, neto	**9,849,247**	8,673,339
	16,509,261	14,592,715
Botellas y cajas, neto	**4,891,122**	5,006,974
	B/. 21,400,383	B/. 19,599,689

5. Inversiones y Adelantos en Compañías Afiliadas, al Método de Participación en el Patrimonio

El resumen de las inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio se desglosa a continuación:

	31 de Marzo 2003	31 de Diciembre 2002
Inversiones		
Saldo al inicio del período	B/. 10,701,885	B/. 6,281,918
Aumento (disminución)	-	4,419,967
Saldo al final del período	10,701,885	10,701,885
Participación en las Utilidades Retenidas		
Saldo al inicio del período	1,491,658	3,373,047
Saldo al inicio del período de subsidiaria no consolidada	-	(1,339,292)
Ajuste a la participación de años anteriores	-	(239,417)
Participación en las (pérdidas) utilidades del período	(125,752)	(302,680)
Saldo al final del período	1,365,906	1,491,658
	B/. 12,067,791	B/. 12,193,543

6. Inversiones

Las inversiones se resumen a continuación:

	31 de Marzo 2003	31 de Diciembre 2002
Acciones de compañías nacionales	B/. 1,417,118	B/. 1,399,622
Bonos de empresas privadas	50,000	50,000
Certificados de Poder Cancelatorio	-	576,924
Bonos del Estado	89,978	89,978
	B/. 1,557,096	B/. 2,116,524

7. Propiedades, Planta y Equipos, Neto

Las propiedades, planta y equipos al 31 de marzo de 2003 y 31 de diciembre de 2002 se desglosan a continuación:

	31 de marzo de 2003				
	Saldo al Inicio del Año	Adiciones	Retiros	Transferencias	Saldo al Final del Año
Activo Fijo					
Maquinaria y equipos	B/.113,780,078	B/. 60,838	B/. 6,260	B/. 185,516	B/.114,020,172
Edificio	25,914,513	-	233,884	92,215	25,772,844
Terreno	19,388,680	-	77,133	-	19,311,547
Mobiliario y equipo	14,116,128	92,944	-	2,300	14,211,372
	173,199,399	153,782	317,277	280,031	173,315,935
Depreciación y Amortización Acumuladas					
Maquinaria y equipos	63,816,198	1,668,100	5,394	(2,363)	65,476,541
Edificio	6,296,051	171,589	220,181	(84)	6,247,375
Mobiliario y equipo	9,357,505	514,338	-	-	9,871,843
	79,469,754	2,354,027	225,575	(2,447)	81,595,759
Obras en proceso	667,745	315,485	-	(292,433)	690,797
Valor neto	B/. 94,397,390				B/.92,410,973

	31 de diciembre de 2002					
	Saldo al Inicio del Año	Saldo al Inicio de Subsidiaria No Consolidada	Adiciones	Retiros	Transferencias	Saldo al Final del Año
Activo Fijo						
Maquinaria y equipos	B/.132,903,667	B/.(18,500,636)	B/. 940,236	B/.3,861,724	B/.2,298,535	B/.113,780,078
Edificio	27,862,955	(2,203,524)	-	231,750	486,832	25,914,513
Terreno	19,727,621	-	-	27,045	(311,896)	19,388,680
Mobiliario y equipo	12,136,608	(506,809)	586,833	-	1,899,496	14,116,128
	192,630,851	(21,210,969)	1,527,069	4,120,519	4,372,967	173,199,399
Depreciación y Amortización Acumuladas						
Maquinaria y equipos	68,426,784	(7,947,931)	6,992,381	3,407,189	(247,847)	63,816,198
Edificio	7,106,256	(1,201,097)	645,744	161,711	(93,141)	6,296,051
Mobiliario y equipo	7,551,471	(292,797)	2,106,993	-	(8,162)	9,357,505
	83,084,511	(9,441,825)	9,745,118	3,568,900	(349,150)	79,469,754
Obras en proceso	3,673,046	(1,046,378)	2,595,361	9,573	(4,544,711)	667,745
Valor neto	B/.113,219,386					B/. 94,397,390

Propiedades, planta y equipos garantizan obligaciones bancarias.

8. Préstamos por Pagar

Los préstamos por pagar al 31 de marzo de 2003 y 31 de diciembre de 2002 se detallan a continuación:

	2003			2002
	Porción Corriente	Porción Largo Plazo	Total	Total
Lloyds TSB Bank PLC	B/. 4,440,000	B/. 2,520,000	B/. 6,960,000	B/. 7,320,000
The Bank of Nova Scotia	6,944,348	13,933,043	20,877,391	21,563,478
Dresdner Bank Lateinamerika, AG	4,500,000	-	4,500,000	6,500,000
Citibank, NA	3,000,000	-	3,000,000	3,000,000
Banco Nationale de París, Paribas	3,500,000	-	3,500,000	2,000,000
HSBC Bank, PLC	5,000,000	-	5,000,000	6,200,000
BankBoston, NA	3,800,000	-	3,800,000	4,800,000
	B/.31,184,348	B/.16,453,043	B/.47,637,391	B/.51,383,478

Cervecería Nacional, S. A. tiene líneas de crédito a corto plazo en los siguientes siete bancos: Lloyds TSB Bank PLC por B/.7,000,000, The Bank of Nova Scotia por B/.5,000,000, BankBoston, NA por B/.6,000,000, Dresdner Bank Lateinamerika AG por B/.11,000,000, Banque Nationale de París por B/.7,000,000, HSBC Bank USA por B/.10,200,000 y Citibank, NA Panamá por B/.3,000,000. Al 31 de marzo de 2003 la porción no utilizada de las líneas de crédito era de B/.22,200,000 (2001 - B/.15,700,000).

The Bank of Nova Scotia concedió, en el 2000, crédito a Cervecería Nacional, S. A. hasta la suma de B/.15,000,000 con vencimiento en el 2005. Este préstamo se amortiza en abonos trimestrales de B/.326,087 a capital. El préstamo está garantizado con primera hipoteca y anticresis sobre varias propiedades pertenecientes al Grupo Cervecería Nacional con un valor estimado de mercado no menor de B/.19,000,000 y endoso de póliza de seguro sobre las propiedades hipotecadas a una cobertura del 80% del valor del avalúo.

Lloyds TSB Bank PLC y The Bank of Nova Scotia, en 1998 concedieron crédito a Cervecería Nacional, S. A. hasta la suma de B/.18,000,000, a razón de B/.9,000,000 cada uno con vencimiento en el 2005. Estos préstamos se amortizan en abonos trimestrales de B/.360,000 a cada banco. Los préstamos están garantizados por maquinaria y equipo por valor aproximado de B/.10,146,622, equipo rodante por valor de B/.3,881,810, construcciones en proceso y endoso de póliza de seguro sobre dichos activos. Además, en garantía de estos préstamos Distribuidora Comercial, S. A. y Bienes Raíces Pasadena, S. A. constituyeron primera y segunda hipoteca sobre ciertas fincas de su propiedad.

Los intereses de los préstamos son ajustables periódicamente de acuerdo al costo de los fondos en el mercado financiero local e internacional.

9. Bonos por Pagar

En 1999, la Comisión Nacional de Valores autorizó a Refrescos Nacionales, S. A. la emisión de bonos agroindustriales por siete millones de balboas en una sola serie, a una tasa fija anual de 7.5% y vencimiento en el 2003. De los cuales seis millones se emitieron a Distribuidora Comercial, S. A. y un millón a terceros.

Los intereses que devengan los bonos son pagaderos trimestralmente, específicamente los días 14 de marzo, 14 de julio, 14 de septiembre y 14 de diciembre de cada año hasta su fecha de vencimiento o la fecha de su redención anticipada.

Los pagos de capital e intereses los efectúa Primer Banco del Istmo, S. A., como Agente de Pago, Registro y Transferencia, a favor del tenedor registrado de los bonos. La emisión de los bonos está respaldada por el crédito general de la Compañía.

10. Compensación de Activos Financieros con Pasivos Financieros

Refrescos Nacionales, S. A. efectuó una emisión de B/.5,000,000 en bonos agroindustriales y ofreció a sus tenedores cancelar los mismos a través de documentos negociables por B/.5,000,000 a su fecha de vencimiento en marzo del 2003. Los documentos negociables mantenían fecha de vencimiento y tasa de interés igual. Esta compensación no representó ganancia ni pérdida para la Compañía y sus tenedores.

11. Intereses y Cargos Financieros

Los intereses y cargos financieros al 31 de marzo de 2003 y 2002 se detallan como sigue:

		2003		2002
Préstamos	**B/.**	**237,588**	B/.	481,349
Bonos		**23,229**		92,723
Arrendamiento financiero		**-**		35,514
	B/.	**260,817**	B/.	609,586

12. Segmentos del Negocio

Para la Gerencia, la compañía está organizada en dos divisiones operativas principales; la División de Cerveza y la División de Bebidas, cada una de las cuales está encabezada por un vicepresidente. Estas divisiones constituyen la base de la información por segmentos de la compañía. El segmento de cervezas se dedica a la fabricación , distribución y venta de cervezas. El segmento de bebidas tiene como principal actividad el procesamiento y distribución de leche, jugos y productos derivados, así como la distribucion y venta de bebidas gaseosas refrescantes, principalmente para consumo local. Los otros negocios incluyen la venta de propiedades y alquiler de inmuebles, adicional el manejo de otras inversiones.

Información sobre Segmentos del Negocio

	Total Consolidado	ELIMINACIONES Dr.	Cr.	Total	Ceveza	Bebidas	Otros Negocios
Ingresos							
Ventas a subsidiarias	-	12,232,116	-	12,232,116	12,232,116		-
Ventas a clientes	35,337,006	.	-	35,337,006	21,560,202	13,776,804	-
Ventas netas	35,337,006	12,232,116	-	47,569,122	33,792,318	13,776,804	-
Costo de ventas	17,070,015	445,430	12,653,535	29,278,120	21,072,726	8,205,394	-
Contribución Marginal	18,266,991	12,677,546	12,653,535	18,291,002	12,719,592	5,571,410	-
Gastos de ventas, generales y administrativos	13,010,014	12,171	780,596	13,778,439	8,749,157	4,848,575	180,707
Resultado de operación	5,256,977	12,689,717	13,434,131	4,512,563	3,970,435	722,835	-180,707
Otros ingresos	264,532	-	-	264,532	194,354	70,178	-
Alquileres ganados	40,480	125,400	-	165,880	10,250	3,000	152,630
Intereses ganados	20,121	184,459	-	204,580	204,580	-	-
Dividendos ganados	1,198	777,596	-	778,794	-	1,198	777,596
Dividendos ganados - intercompañía	-	1,788,413	-	1,788,413	1,788,413	-	-
Ganancia en venta de propiedades	96,165	-	-	96,165	10,354	15,811	70,000
Otros ingresos	422,496	2,875,868	-	3,298,364	2,207,951	90,187	1,000,226
Utilidad bruta en ventas	5,679,473	15,565,585	13,434,131	7,810,927	6,178,386	813,022	819,519
Intereses y cargos financieros	260,817		184,459	445,276	237,588	207,688	-
Participación en utilidades de compañías afiliadas	-125,752	-	-	-125,752	-125,752	-	-
Utilidad antes del impuesto sobre la renta	5,292,904	15,565,585	13,618,590	7,239,899	5,815,046	605,334	819,519
Impuesto sobre la renta estimado:							
Corriente	435,350	-	-	435,350	318,950	112,208	4,192
Diferido	96,949	-	-	96,949	137,646	-40,697	-
Total impuesto sobre la renta Estimado	532,299	-	-	532,299	456,596	71,511	4,192
Utilidad antes de la participación de accionistas *minoritarios en subsidiarias consolidadas*	4,760,605	15,565,585	13,618,590	6,707,600	5,358,450	533,823	815,327
Participación de accionistas minoritarios en subsidiarias consolidadas	16,658	16,658		-	-	-	-
Utilidad neta	4,743,947	15,582,243	13,618,590	6,707,600	5,358,450	533,823	815,327
Activos por segmentos	172,030,844	4,925,662	71,699,799	238,804,981	160,764,407	56,010,646	22,029,928
Pasivos por segmentos	69,908,200	21,303,532	351,432	90,860,300	69,724,739	11,192,271	9,943,290
Patrimonio de los accionistas	102,122,644	74,455,801	28,633,764	147,944,681	107,326,122	28,531,921	12,086,638
Otros gastos no monetararios							
Provisión para cuentas malas	170,000	-	-	170,000	100,000	70,000	-
Depreciación y amortización	2,355,405	-	-	2,355,405	1,379,233	888,308	87,864
Amortización plusvalia	31,296	-	-	31,296	-	31,296	-
Amortización de botellas y cajas neto	925,025	-	-	925,025	558,414	366,611	-
Amortización de conceciones y préstamos	44,960	-	-	44,960	6,858	38,102	-
impuesto sobre la renta diferido	96,949	-	-	96,949	137,646	-40,697	-
	3,623,635	-	-	3,623,635	2,182,151	1,353,620	87,864

13. Saldos entre Partes Relacionadas

El detalle de los saldos entre partes relacionadas al 31 de marzo de 2003 es el siguiente:

En los Balances Generales	
Cuentas por cobrar	
Latin Development Corporation	B/. 15,097,072

13. Utilidad Neta por Acción

El cálculo de la utilidad neta por acción al 31 de marzo de 2003 y 2002, se presenta a continuación:

	2003	2002
Utilidad neta	B/. 4,743,947	B/. 4,077,946
Número promedio ponderado de acciones	15,359,262	15,359,262
Utilidad neta por acción	B/. 0.31	B/. 0.27

14. Compromisos y Contingencias

Compromisos

Fianzas Solidarias

El 26 de junio de 2002 se firmaron acuerdos de préstamos entre Bavaria, S. A. y la International Finance Corporation (IFC) por un monto total de B/.318 millones de dólares, de los cuales Cervecería Nacional, S. A., entre otras subsidiarias de Bavaria, S. A., actúa en calidad de codeudor solidario.

Contingencias

Procesos por Prácticas Monopolísticas
Cervecería Nacional, S. A., Distribuidora Comercial, S. A., Refrescos Nacionales, S. A., Bienes Raíces Pasadena, S. A., Financiera Pasadena, S. A. y Arrendadora Centroamericana, S. A. tienen demanda civil ordinaria presentada por Dirección y Administración de Empresas, S. A., Cervecería Barú, S. A., Cervecería Panamá, S. A. y Cervecerías Barú Panamá, S. A. ante el Juzgado Noveno de Circuito de lo Civil del Primer Circuito Judicial de Panamá, por la cantidad de B/.41,468,423.65 más costas, gastos e intereses, por razón de realizar prácticas monopolísticas relativas al celebrar contratos de distribución exclusiva para la reventa de cervezas. En virtud de lo establecido por la Ley 29 de 1996, las demandantes han solicitado que la condena que se establezca sea de tres veces dicho monto.

De acuerdo a consultas realizadas a los asesores legales de Cervecería Nacional, S. A., éstos consideran que existen grandes probabilidades de que no se acceda a lo pedido y, por lo tanto, se absuelva a la Compañía de los cargos presentados en su contra. Al 31 de marzo de 2002, la Compañía no ha acumulado reserva alguna para hacer frente a esta contingencia.

Procesos Administrativos
En marzo del 2000, Cervecerías Barú Panamá, S. A. presentó ante la Comisión de Libre Competencia y Asuntos del Consumidor (CLICLAC) denuncia contra Cervecería Nacional, S. A. y subsidiarias por la supuesta Comisión de Prácticas Monopolísticas relativas en el mercado de distribución y venta de cervezas en la República de Panamá, con el objeto de desplazarla indebidamente del mercado. Cabe destacar que este procedimiento no compromete el patrimonio de la empresa ya que la CLICAC no tiene facultades para imponer condenas por esta razón.

Mediante Acuerdo No.PC-014-01 del 30 de abril del 2001, el Pleno de Comisionados de la CLICLAC ordena la apertura de una "investigación administrativa de oficio" por la presunta Comisión de Prácticas Monopolísticas relativas según los Artículos No.14, No.15, No.16 y No.17 de la Ley 29 de 1996, en donde figuran, por una parte, como agentes económicos vinculados a la investigación el Grupo Cervecería Nacional liderado por Cervecería Nacional, S. A. y sus subsidiarias Distribuidora Comercial, S. A., Cervecería Chiricana, S. A. y Refrescos Nacionales, S. A. y por otra parte Cervecerías Barú Panamá, S. A.

Mediante Auto No.862 del 12 de octubre del 2001, la Juez Octava del Circuito, Ramo Civil del Primer Circuito Judicial de Panamá, admitió solicitud de aseguramiento de pruebas presentada por la CLICLAC y ordenó la práctica de las mismas. En la actualidad se está en trámite de obtener declaraciones y testimonios.

Mediante Acuerdo N° PC-558-02 fechado 31 de diciembre de 2002, el pleno de los Comisionados de la CLICAC decidió ordenar la interposición de formal demanda ante los tribunales de justicia, contra Cervecería Nacional, S.A. Distribuidora Comercial, S.A. y Refrescos Nacionales, S.A., lo que significa que Cervecería Nacional, S.A. deberá comparecer al proceso con el fin de enfrentar la demanda en cuestión.

15. Gastos de Venta, Generales y Administrativos

Un detalle de los gastos de venta, generales y administrativos al 31 de marzo de 2003 y 2002, se presenta a continuación:

	2003	2002
Salarios y otras remuneraciones	B/. 3,277,366	B/. 4,143,282
Dietas de directores	10,500	88,150
Gastos de franquicia	181	20,855
Convención colectiva	131,347	188,847
Prestaciones laborales	888,448	772,514
Servicios profesionales	383,601	251,676
Servicios especiales	488,932	155,435
Servicios de escolta	92,344	128,075
Depreciación y amortización	1,562,092	1,676,200
Propaganda y promociones	1,977,084	1,787,167
Becas, seminarios, cuotas y convenciones	47,891	86,790
Gastos de viaje	86,030	72,991
Alquileres	50,728	162,432
Materiales, papelería y útiles de oficina	144,706	177,036
Seguros	251,210	223,479
Impuestos	171,984	135,563
Comunicaciones	133,825	165,161
Contribuciones y donaciones	14,906	17,805
Reparación, mantenimiento, gasolina, aceite y otros	600,032	560,996
Mantenimiento de equipo tecnológico	92,734	94,226
Gasto de acarreo	750,529	635,108
Energía eléctrica y consumo de agua	161,488	105,332
Alimentación y transporte de empleados	214,324	319,778
Aseo y limpieza	91,075	77,437
Almacenaje, carga y flete	12,804	30,004
Combustible, aceite y aditivos	334,969	335,775
Producto dañado, cambios y roturas	317,498	341,707
Plan vehicular	189,390	190,465
Cuentas malas	170,000	250,925
Gastos bancarios	25,225	28,555
Otros gastos	336,771	135,568
	B/. 13,010,014	B/. 13,359,334

Cervecería Nacional, S. A. y Subsidiarias

Estados Consolidados de Resultados (Ultimos 12 meses)
Al 31 de marzo de 2003

Ingresos	
Ventas netas	**B/.143,578,319**
Costo de ventas	72,075,924
Contribución Marginal	71,502,395
Gastos de ventas, generales y administrativos	61,713,853
Resultado de Operación	9,788,542
Otros ingresos	831,327
Alquileres ganados	192,510
Intereses ganados	175,404
Dividendos ganados	6,975
Ganancia en venta de propiedades	-
Otros ingresos	1,302,381
Intereses y cargos financieros	1,218,969
Participación en utilidad de compañías afiliadas	(754,220)
Utilidad antes del impuesto sobre la renta	9,117,734
Impuesto sobre la renta estimado:	
Corriente	216,288
Diferido	508,548
Total impuesto sobre la renta estimado	724,836
Participación de accionistas minoritarios en pérdida de subsidiarias consolidadas	(53,524)
Utilidad neta	**B/. 8,339,374**
Números de acciones	**15,359,262**
Utilidad por acción	**B/. 0.54**

IV DIVULGACION

La divulgación de este informe se hará vía internet en el portal de Cervecería Nacional, S.A. el cual es de acceso a todo el público a partir del 2 de Junio de 2003.
Web site: Cerveceria-nacional.com

FIRMAS



Nombre y Firma del Representante Legal de la solicitante (o de la persona que se autorice para firmar)

ASAMBLEA GENERAL DE ACCIONISTAS



CERVECERIA NACIONAL, S.A.

Por este medio se cita a la Asamblea General de Accionistas de Cervecería Nacional, S.A., que tendrá lugar el día martes 11 de marzo de 2003, a las 9:00 a.m., en el Salón de los Platillos de la empresa, ubicado en las vias Ricardo J. Alfaro y Simón Bolívar (Transístmica).

El orden del día de la reunión será el siguiente:

1. Verificación del quórum.
2. Lectura aprobación del acta anterior.
3. Lectura y consideración del informe de gestión de la Administración de la Compañía, correspondiente al ejercicio del año 2002.
4. Presentación de los estados financieros consolidados de la Compañía al 31 de diciembre de 2002.
5. Reforma al Pacto Social.
6. Desinscripción de Cervecería Nacional, S.A. de la Superintendencia General de Valores de Costa Rica.
7. Proposiciones y varios.

EL SECRETARIO.

NOTA: La presente citación reemplaza y deja sin efecto la publicada el día viernes, 28 de febrero de 2003, en el diario El Panamá América, página C2.

A.U.319686

File No. 82-4704

LA PRENSA
2 DE MARZO DE 2003

ASAMBLEA GENERAL DE ACCIONISTAS



CERVECERIA NACIONAL, S.A.

Por este medio se cita a la Asamblea General de Accionistas de Cervecería Nacional, S.A., que tendrá lugar el día martes 11 de marzo de 2003, a las 9:00 a.m., en el Salón de los Platillos de la empresa, ubicado en las vías Ricardo J. Alfaro y Simón Bolívar (Transístmica).

El orden del día de la reunión será el siguiente:

1. Verificación del quórum.
2. Lectura aprobación del acta anterior.
3. Lectura y consideración del informe de gestión de la Administración de la Compañía, correspondiente al ejercicio del año 2002.
4. Presentación de los estados financieros consolidados de la Compañía al 31 de diciembre de 2002.
5. Reforma al Pacto Social.
6. Desinscripción de Cervecería Nacional, S.A. de la Superintendencia General de Valores de Costa Rica.
7. Proposiciones y varios.

EL SECRETARIO.

NOTA: La presente citación reemplaza y deja sin efecto la publicada el día viernes, 28 de febrero de 2003, en el diario El Panamá América, página C2.

A.v.319686

File No. 82-4704

El Panamá América

Lunes 3 de marzo de 2003 • B3

ASAMBLEA GENERAL DE ACCIONISTAS



CERVECERIA NACIONAL, S.A.

Por este medio se cita a la Asamblea General de Accionistas de Cervecería Nacional, S.A., que tendrá lugar el día martes 11 de marzo de 2003, a las 9:00 a.m., en el Salón de los Platillos de la empresa, ubicado en las vias Ricardo J. Alfaro y Simón Bolívar (Transístmica).

El orden del día de la reunión será el siguiente:

1. Verificación del quórum.
2. Lectura aprobación del acta anterior.
3. Lectura y consideración del informe de gestión de la Administración de la Compañía, correspondiente al ejercicio del año 2002.
4. Presentación de los estados financieros consolidados de la Compañía al 31 de diciembre de 2002.
5. Reforma al Pacto Social.
6. Desinscripción de Cervecería Nacional, S.A. de la Superintendencia General de Valores de Costa Rica.
7. Proposiciones y varios.

EL SECRETARIO.

NOTA: La presente citación reemplaza y deja sin efecto la publicada el día viernes, 28 de febrero de 2003, en el diario El Panamá América, página C2.

Av-67848

File No. 82-4704

El Panamá América

B2 • Domingo 2 de marzo de 2003

ASAMBLEA GENERAL DE ACCIONISTAS



CERVECERIA NACIONAL, S.A.

Por este medio se cita a la Asamblea General de Accionistas de Cervecería Nacional, S.A., que tendrá lugar el día martes 11 de marzo de 2003, a las 9:00 a.m., en el Salón de los Platillos de la empresa, ubicado en las vias Ricardo J. Alfaro y Simón Bolívar (Transístmica).

El orden del día de la reunión será el siguiente:

1. Verificación del quórum.
2. Lectura aprobación del acta anterior.
3. Lectura y consideración del informe de gestión de la Administración de la Compañía, correspondiente al ejercicio del año 2002.
4. Presentación de los estados financieros consolidados de la Compañía al 31 de diciembre de 2002.
5. Reforma al Pacto Social.
6. Desinscripción de Cervecería Nacional, S.A. de la Superintendencia General de Valores de Costa Rica.
7. Proposiciones y varios.

EL SECRETARIO.

NOTA: La presente citación reemplaza y deja sin efecto la publicada el día viernes, 28 de febrero de 2003, en el diario El Panamá América, página C2.

Av-67048